Exhibit 2.1

Execution Copy

ASSET PURCHASE AGREEMENT

Dated June 12, 2013, among:

CANADA SAFEWAY LTD.

and

CANADA SAFEWAY LIQUOR STORES ULC

and

SAFEWAY INC.

and

SAFEWAY NEW CANADA, INC.

and

SOBEYS INC.

and

EMPIRE COMPANY LIMITED

ARTICLE 1 INTERPRETATION		1
1.1	Defined Terms.	1
1.2	Gender and Number.	15
1.3	Headings, etc.	16
1.4	Currency.	16
1.5	Certain Phrases, etc.	16
1.6	Knowledge.	16
1.7	Accounting Terms.	16
1.8	Incorporation of Disclosure Letter and Exhibits.	16

ARTICLE 2 PURCHASE AND SALE OF PURCHASED ASSETS		16
2.1	Purchased Assets.	16
2.2	Excluded Assets.	18
2.3	Assumed Liabilities.	19
2.4	Excluded Liabilities.	19
2.5	Assignment of Contracts.	20
2.6	Purchase Price.	20
2.7	Net Working Capital Adjustment.	20
2.8	Transfer Taxes.	22
2.9	GST Section 167 Election.	22
2.10	Tax Exemption Certificates.	23
2.11	Reimbursement of Non-Income Tax Liabilities or Refunds.	23
2.12	Acknowledgement.	23
2.13	Transitional Services Agreement and Trademark Agreement.	24
2.14	Just 4 U.	24
2.15	Financial Statements.	24

ARTICLE 3 REPRESENTATIONS AND WARRANTIES REGARDING THE VENDORS		25
3.1	Representations and Warranties Regarding the Vendors.	25

ARTICLE 4 REPRESENTATIONS AND WARRANTIES OF PARENT AND US HOLDCO		37
4.1	Representations and Warranties of Parent and US Holdco.	37

ARTICLE 5 REPRESENTATIONS AND WARRANTIES OF SCOTLAND AND
COMMONWEALTH		39
5.1	Representations and Warranties of Scotland and Commonwealth.	39

ARTICLE 6 COVENANTS OF THE PARTIES		43
6.1	Conduct of Business Prior to Closing.	43
6.2	Prohibited Activities.	43
6.3	Required Activities.	45
6.4	Access During Interim Period.	45
6.5	Consents.	47
6.6	Governmental Approvals.	48
6.7	Notice of Untrue Representation or Warranty.	49
6.8	Bulk Sales.	49
6.9	Exclusive Dealing.	50
6.10	Tax Matters.	50
6.11	Employee Matters.	51
6.12	Change of Name.	54
6.13	ULC Conversion.	54
6.14	Cooperation re Disclosure Matters.	55
6.15	Financing.	55
6.16	Non-competition; Non-solicitation.	58
6.17	Clearance Certificate.	59

ARTICLE 7 CONDITIONS OF CLOSING		60
7.1	Conditions for the Benefit of Scotland and Commonwealth.	60
7.2	Conditions for the Benefit of the Vendors and Parent.	61

ARTICLE 8 CLOSING		63
8.1	Date, Time and Place of Closing.	63
8.2	Closing Procedures.	63
8.3	Risk of Loss; Insurance.	63

ARTICLE 9 TERMINATION		64
9.1	Termination.	64
9.2	Procedure and Effect of Termination.	64

ARTICLE 10 INDEMNIFICATION		64
10.1	Indemnification in Favour of Scotland.	64
10.2	Scotland Indemnification in Favour of the Vendors.	65
10.3	Additional Tax Indemnity.	65
10.4	Survival and Time Limitations.	68
10.5	Procedure for Indemnification.	69
10.6	Indemnification Principles and Limitations.	70
10.7	Exclusivity of Indemnification.	71

ARTICLE 11 ADDITIONAL COVENANTS		72
11.1	Access to Books and Records.	72
11.2	Confidentiality.	72
11.3	Further Assurances.	72
11.4	Assistance by the Vendors.	73
11.5	Conduct of the Business Post-Closing.	73
11.6	Management of Assumed Litigation.	74
11.7	Title Insurance Matters.	74

ARTICLE 12 MISCELLANEOUS		75
12.1	Notices.	75
12.2	Time of the Essence.	76
12.3	Brokers.	77
12.4	Announcements.	77
12.5	Third Party Beneficiaries.	77
12.6	Joint and Several Liability.	77
12.7	Expenses.	77
12.8	Amendments.	77
12.9	Waiver; Remedies Cumulative.	78
12.10	Specific Performance.	78
12.11	Entire Agreement.	78
12.12	Successors and Assigns.	78
12.13	Severability.	79
12.14	Governing Law.	79
12.15	Counterparts.	79

ASSET PURCHASE AGREEMENT

Asset Purchase Agreement dated June 12, 2013 among CANADA SAFEWAY LTD., an Alberta corporation (together with any successor thereto following the ULC Conversion (as defined below), “London”), CANADA SAFEWAY LIQUOR STORES ULC, an Alberta unlimited liability corporation (“London Liquor Stores”) (each of London and London Liquor Stores sometimes referred to herein, collectively, as the “Vendors” and, individually, as a “Vendor”), SAFEWAY INC., a Delaware corporation (“Parent”), SAFEWAY NEW CANADA, INC., a Delaware corporation (“US Holdco”), SOBEYS INC., a Nova Scotia company (“Scotland” or the “Purchaser”), and EMPIRE COMPANY LIMITED, a Nova Scotia company (“Commonwealth”).

WHEREAS, Parent has determined to dispose of the Business (as defined below);

WHEREAS, in order to effect such disposition, Parent has caused London to enter into this Asset Purchase Agreement;

WHEREAS, as a condition precedent to the obligation of London to transfer and Scotland to purchase the Purchased Assets (as defined below), the transactions contemplated by the ULC Conversion (as defined below) shall have become effective;

WHEREAS, for US income tax purposes (but for no other purposes whatsoever), US Holdco is deemed to be the seller of the Purchased Assets (as defined below);

NOW, THEREFORE, in consideration of the foregoing recitals and for other good, valuable and adequate consideration, the receipt of which is hereby acknowledged, the parties hereto agree as follows:

ARTICLE 1

INTERPRETATION

1.1	Defined Terms.

As used in this Agreement, the following terms have the following meanings:

“Accounting Firm” has the meaning specified in Section 2.7(c).

“Accounts Payable” has the meaning specified in Section 2.3.

“Accounts Receivable” has the meaning specified in Section 2.1(c).

“Additional Amounts” has the meaning specified in Section 10.3(c).

“Affiliate” of a party means any Person that, directly or indirectly, controls, is controlled by, or is under common control with such party. As used in this definition, “control” (including, with its correlative meanings, the terms “controlled by” and “under common control with”) shall mean possession, directly or indirectly, of the power to direct or cause the direction of the management or policies of a Person (whether through ownership of securities or partnership or other ownership interests, by contract or otherwise); provided, however, that in any event, any Person that owns directly or indirectly fifty percent (50%) or more of the securities having ordinary voting power for the election of directors or other governing body of a corporation or fifty percent (50%) or more of the partnership or other ownership interests of any other Person (other than a limited partner of such other Person) will be deemed to control such corporation or other Person.

“Agreement” means this asset purchase agreement, the Disclosure Letter and all schedules, Exhibits, annexes and instruments in amendment or confirmation of it; and the expressions “Article” and “Section” followed by a number mean and refer to the specified Article or Section of this Agreement.

“Allocated Amounts” has the meaning specified in Section 6.10(d).

“Allocation” has the meaning specified in Section 6.10(d).

“Allocation Principles” has the meaning specified in Section 6.10(d).

“Alternative Financing” has the meaning specified in Section 6.15(d).

“Ancillary Agreements” means all agreements, certificates and other instruments delivered or given pursuant to this Agreement, including the Transitional Services Agreement, the Trademark Agreement and the Assignment and Assumption of Plans.

“Applicable Privacy Laws” means all Laws relating to privacy and the collection, use and disclosure of Personal Information in all applicable jurisdictions, including the Personal Information Protection and Electronic Documents Act (Canada), and/or any comparable provincial law including the Personal Information Protection Act (Alberta) and the Personal Information Protection Act (British Columbia).

“Assigned Contracts” has the meaning specified in Section 2.1(i).

“Assignment and Assumption of Plans” has the meaning specified in Section 6.11(g).

“Assumed Liabilities” has the meaning specified in Section 2.3.

“Assumed Litigation” has the meaning specified in Section 11.6.

“Audited Financials” means the audited consolidated financial statements of London for the fiscal years ended December 31, 2011 and December 29, 2012, including the consolidated balance sheets and the accompanying consolidated statements of income, statements of comprehensive income, statements of stockholders’ equity and statements of cash flows for the fiscal years then ended, and all notes in respect thereof, prepared in accordance with US GAAP.

“Authorization” means, with respect to any Person, any order, permit, approval, consent, waiver, licence, registration, clearance or similar authorization of any Governmental Entity having jurisdiction over the Person or its assets.

“Books and Records” means all books of account, sales and purchase records, customer and supplier lists, formulae, business reports, plans and projections and all other material documents, files, correspondence and other information solely to the extent related to the Business (whether in written, printed, electronic or computer printout form) in respect of periods prior to the Closing, but excluding (i) any such books and records to the extent related to the Excluded Assets or the Excluded Liabilities, (ii) any Tax Records, and (iii) any corporate minute books or similar documents.

“Bulk Sales Act” means the Bulk Sales Act, R.S.O. 1990, c. B-14, as amended.

“Business” means collectively all of the businesses carried on in Canada by any or all of the Vendors or their Affiliates consisting of the grocery retail, wholesale, distribution, manufacturing and food preparation, retail liquor and tobacco, pharmacy, retail fuel distribution and related ancillary businesses carried on by the Vendors or any of their Affiliates under the names “Safeway”, “Lucerne”, “Macdonalds Consolidated” or “Storcare”, other than any business of Blackhawk Network Holdings, Inc. and its subsidiaries.

“Business Day” means any day of the year, other than a Saturday, Sunday or any statutory holiday in Calgary, Alberta, Toronto, Ontario, Halifax, Nova Scotia, or San Francisco, California.

“Canada Safeway Foundation” means The Canada Safeway Foundation, a Canadian charitable foundation registered as #860631068RR0001.

“Canadian PST” means any applicable retail or provincial sales tax imposed by a Canadian Governmental Entity.

“Canadian Tax Act” means the Income Tax Act, R.S.C., 1985, c. 1 (5th Supp.), as amended.

“Capital Leases” means those leases for assets used in or entered into in connection with the Business which are characterized as “capital leases” under US GAAP.

“Cash Consideration” has the meaning specified in Section 2.6.

“Cash Floats” has the meaning specified in Section 2.1(m).

“Closing” means the completion of the Transactions, which shall be effective as of the Effective Time.

“Closing Date” means the day that is ten (10) days after the date on which the last of the conditions set forth in Article VII (other than any such conditions which by their terms are not capable of being satisfied until the Closing Date but subject to the satisfaction or waiver of such conditions) is satisfied or, when permissible, waived, or such other earlier or later date as agreed to by the Parties.

“Collective Agreements” means the collective bargaining agreements between a Vendor and any trade union as set out in Section 3.1(t) of the Disclosure Letter.

“Commercial Leases” means all leases, subleases and licenses of Real Property for which one or more of the Vendors is the landlord, sublandlord or licensor.

“Commissioner” means the Commissioner of Competition appointed under the Competition Act or any Person authorized to exercise the powers and perform the duties of the Commissioner of Competition.

“Commitment Letter” has the meaning specified in Section 5.1(g).

“Commonwealth” has the meaning specified in the preamble to this Agreement.

“Competition Act” means the Competition Act, R.S.C. 1985, c. C-34, as amended.

“Competition Act Approval” means that:

(i)	the Commissioner has issued an advance ruling certificate pursuant to section 102 of the Competition Act in respect of the Transactions;

(ii)	the requirement for the Competition Act Notification has been waived by the Commissioner pursuant to subsection 113 (c) of the Competition Act, and the Commissioner has notified the Parties that the Commissioner does not, at that time, intend to make an application before the Competition Tribunal under Part VIII of the Competition Act in respect of the Transactions; or

(iii)	(a) the applicable waiting period under subsection 123(1) of the Competition Act has expired or been waived pursuant to subsection 123(2) of the Competition Act, and (b) the Commissioner has notified the Parties that the Commissioner does not, at that time, intend to make an application under Part VIII of the Competition Act in respect of the Transactions.

“Competition Act Notification” means notification of the Transactions pursuant to section 114 of the Competition Act.

“Competition Tribunal” shall have the meaning ascribed to the term ‘tribunal’ in section 2 of the Competition Tribunal Act (Canada).

“Confidentiality Agreement” has the meaning specified in Section 6.4(d).

“Consent” means the consent of a contracting party (including a contracting party that is a Governmental Entity) to the assignment of a Contract or Lease if required by the terms of any such Contract or Lease.

“Contracts” means all agreements to which the Vendors, or any of them, are a party or under which the Vendors, or any of them, have rights or are entitled to benefits or have obligations only to the extent that they relate to the Business, including contracts, leases of personal property (including leases for Vehicles and equipment), licenses (including licenses of intellectual property), undertakings, engagements and commitments of any nature, written or oral, including (i) unfilled purchase orders, (ii) forward commitments for supplies or materials entered into in the Ordinary Course, (iii) restrictive agreements and negative covenant agreements with its employees, past or present, (iv) distribution and other proposals, and (v) standing offers and call up authorities with Governmental Entities. For the avoidance of doubt, the term “Contracts” shall not include any Authorizations.

“Contractual Rights” means contractual rights under any Contract or Lease.

“Copyrights” means published and material unpublished works of authorship, whether copyrightable or not (including databases and other compilations of information, mask works and software, both source code and object code), copyrights therein and thereto, and registrations and applications therefor, and all renewals, extensions, restorations and reversions thereof.

“Damages” means any loss, liability, prosecution, claim, demand, damage, fine, Tax, cost or expense (including reasonable costs of investigation and defence and legal and other professional expenses, interest, penalties and amounts paid in settlement), but excluding any consequential, punitive, special, incidental or indirect damages, lost profits or multiple-based damages (other than any such damages that are paid to a non-Affiliate third party in connection with a Third Party Claim or lost profits that constitute direct damages).

“Direct Claim” has the meaning specified in Section 10.5(a)(i)(A).

“Disclosure Letter” has the meaning specified in Section 1.8.

“Dispute Notice” has the meaning specified in Section 2.7(b).

“Disputed Items” has the meaning specified in Section 2.7(b).

“Distributing Corporation” means London and each other Vendor that realizes proceeds of disposition by virtue of the Sale Transactions.

“Distribution of Net Asset Amount” means the direct or indirect distribution of the Net Asset Amount of each Distributing Corporation (which Net Asset Amount shall, for the avoidance of doubt, be determined in a manner that reflects as liabilities (x) all Canadian federal and provincial income Taxes payable by such corporation in respect of any taxable income arising by virtue of the sale of Purchased Assets and (y) all Third Party Debt owing by such corporation), which distribution shall be effected in the following manner:

(i)	first, in respect of each Distributing Corporation other than London, the distribution by way of dividend to London of an amount not greater than the Net Asset Amount of such corporation;

(ii)	second, in respect of London, the completion of the following steps after the payment of the dividends described in paragraph (i) above:

(A)	in accordance with the provincial corporate legislation governing London at that time (and in lieu of London declaring and paying a dividend to US Holdco), the addition by London to the capital account maintained by London in respect of its shares of an amount not greater than the Net Asset Amount of London at that time (the “Capital Increase Amount”); and

(B)	after completion of the increase in the capital account described in subparagraph (A), the reduction by London in the capital account maintained by London in respect of its shares by an amount equal to the Net Asset Amount and the distribution of such amount as a return of capital on the London shares;

except that the Parties agree that if both the balance in the capital account maintained by London in respect of its shares and the Existing Cross-Border PUC of the London shares can be confirmed to the mutual satisfaction of the Parties prior to the day that is thirty (30) days before the Closing Date, then the amount of the increase pursuant to subparagraph (A) may be adjusted as mutually agreed by the Parties.

“Effective Time” means 12:01 a.m., Pacific Time, on the Closing Date.

“Employee Plans” means all employee benefit, fringe benefit, supplemental unemployment benefit, bonus, incentive, profit sharing, termination, change of control, pension, retirement, stock option, stock purchase, stock appreciation, health, welfare, medical, dental, disability, life insurance and similar plans, programmes, arrangements or practices relating to the current or former employees, officers or directors of the Vendors in respect of the Business maintained, sponsored or funded in whole or in part by the Vendors or any third party, whether written or oral, funded or unfunded, insured or self-insured, registered or unregistered, in each case to the extent applicable to the Business, but shall not include the Excluded Plans, any Union Plans or plans established pursuant to statute.

“Employees” means all of those individuals who are employed by any of the Vendors in respect of the Business immediately prior to the Effective Time, other than any Excluded IT Employees.

“Environmental Laws” means all applicable Laws, agreements with a Governmental Entity and all other statutory requirements relating to the protection or preservation of the environment or the processing, use, treatment, storage, disposal, discharge, transport or handling of any Hazardous Material and all Authorizations issued pursuant to such Laws, agreements or statutory requirements.

“Escrow Agent” has the meaning specified in Section 6.15(c).

“Escrow Agreement” has the meaning specified in Section 6.15(c).

“Escrow Deposit Amount” has the meaning specified in Section 6.15(c).

“Escrowed Purchase Price Funds” has the meaning specified in Section 6.15(c).

“Excess Foreign Tax Credit” means the US FTCs which Parent is unable to utilize in Parent’s Sale Year to reduce or eliminate its US federal income tax liability and any Damages associated therewith. The Excess Foreign Tax Credit shall be computed in accordance with the assumptions set forth in Section 10.3(b).

“Excluded Assets” has the meaning specified in Section 2.2.

“Excluded Entities” means those Subsidiaries that are listed in Section 1.1(a) of the Disclosure Letter and Canada Safeway Foundation.

“Excluded IP” means any Intellectual Property listed in Section 1.1(b) of the Disclosure Letter.

“Excluded IT Employees” means those employees of the Vendors who perform, administer or are otherwise involved in the provision of information technology services primarily for the benefit of Parent’s business, taken as a whole, or for any business of Parent or Parent’s Affiliates other than the Business.

“Excluded Liabilities” has the meaning specified in Section 2.4.

“Excluded Plans” means the 2001 Amended and Restated Share Appreciation Rights Plan of London, Parent 2011 Equity and Incentive Award Plan, the Employee Share Purchase Plan and the Equity Share Unit Agreement of London dated November 12, 1988.

“Exhibits” has the meaning specified in Section 1.8.

“Existing Cross-Border PUC” in respect of the shares of London issued and outstanding as of the date hereof means the “paid-up capital” for purposes of the Canadian Tax Act of such shares as of the date hereof.

“Final Allocation” has the meaning specified in Section 6.10(d).

“Final Net Working Capital” has the meaning specified in Section 2.7(c).

“Final Resolution” means a “determination” within the meaning of Section 1313 of the US Tax Code (or any similar provision of state, local or foreign law).

“Financial Statements” means (i) the Audited Financials, and (ii) the unaudited consolidated financial statements of London for the fiscal quarter ended on the Interim Balance Sheet Date, including the consolidated balance sheet (“Interim Balance Sheet”) and the accompanying consolidated statements of income, statements of comprehensive income and statements of cash flows for the fiscal period then ended, each as set forth in Section 1.1(c) of the Disclosure Letter.

“Financing” has the meaning specified in Section 5.1(g).

“Financing Commitment” has the meaning specified in Section 5.1(g).

“Finco Receivable” means any amounts receivable or received by the Vendors or any member of Parent Canadian Group in connection with previous, current or potential future litigation or administrative action in respect of (i) the intercompany interest expense deducted by London in Tax Returns filed with the province of Alberta; (ii) the intercompany interest expense deducted by London in Tax Returns filed with Canada Revenue Agency in respect of income that is subject to Tax by the provinces of British Columbia, Manitoba and Saskatchewan; and (iii) the intercompany interest income excluded by London Ontario Finance ULC from taxable income earned in Canada in Tax Returns filed by such subsidiary with the province of Ontario, that were subject to audit by Canada Revenue Agency and are subject to refund litigation at the date hereof.

“Fixed Assets” has the meaning specified in Section 2.1(a).

“Foreign Source Deductions” means the “deductions” (within the meaning of US Treasury Regulation Section 1.861-8(a)(1)) allocable to Parent’s US federal taxable income from sources without the US, as determined by the US Treasury Regulations promulgated under US Tax Code Section 861.

“Governmental Entity” means any applicable (i) multinational, federal, provincial, state, municipal, local or other governmental or public department, court, commission, board, bureau, agency or instrumentality, domestic or foreign, (ii) any subdivision or authority of any of the foregoing, or (iii) any quasi-governmental or private body exercising any regulatory, expropriation or taxing authority under or for the account of any of the above, and in each case having proper jurisdiction.

“GST” means the goods and services or harmonized sales tax exigible under the Excise Tax Act (Canada);

“Hazardous Material” means any pollutant or contaminant, toxic or dangerous waste, substance or material (including asbestos and polychlorinated biphenyls, hazardous and toxic chemicals) natural or manmade, including, without restricting the generality of the foregoing, substances declared to be hazardous or toxic (including substances which, if found in certain minimum quantities, are declared to be hazardous or toxic) under any Environmental Law at, on or under the Leased Properties or the Real Property or at, on or under any land adjacent thereto.

“Indemnified Person” means a Person whom the Vendors and Parent, on the one hand, or Scotland and Commonwealth, on the other hand, are required to indemnify under Article X, as applicable.

“Indemnifying Person” means, in relation to an Indemnified Person, the Party to this Agreement that is required to indemnify such Indemnified Person under Article X.

“Intellectual Property” means all (i) Trademarks; (ii) inventions and discoveries, whether patentable or not, and all patents, registrations, invention disclosures and applications therefor, including divisions, revisions, supplementary protection certificates, continuations, continuations-in-part and renewal applications, and including renewals, extensions, re-examinations and reissues; (iii) Trade Secrets; (iv) Copyrights; and (v) other intellectual property or proprietary rights in each case owned by, or licensed to, the Vendors in conjunction with the Business, and, except as otherwise limited by the terms of any applicable license, the rights to sue for and remedies against past, present and future infringements of, any or all of the foregoing, and rights of priority and protection of interests therein under the Laws of any jurisdiction worldwide.

“Intercompany” means an account or transaction between or among any of the Vendors, on the one hand, and any of Parent or any Affiliate thereof (other than the Vendors), on the other hand.

“Interim Balance Sheet” has the meaning specified in the definition of “Financial Statements” set forth above in this Section 1.1.

“Interim Balance Sheet Date” means March 23, 2013.

“Interim Period” means the period, if any, between the date of this Agreement and the earlier of (i) the Effective Time and (ii) the termination of this Agreement.

“Interim Period Environmental Review” has the meaning specified in Section 6.4(b).

“Inventory” has the meaning specified in Section 2.1(b).

“Just 4 U Offer” has the meaning specified in Section 2.14(a).

“Just 4 U Program” has the meaning specified in Section 2.14.

“Laws” means any and all applicable laws including all statutes, codes, ordinances, decrees, rules, regulations, municipal by-laws, judicial or arbitral or administrative or ministerial or departmental or regulatory judgments, orders, decisions, rulings or awards, and general principles of common and civil law and equity, binding on the Person referred to in the context in which the word is used, and “Law” means any of them.

“Leased Properties” means the lands and premises leased by any of the Vendors as tenant, subtenant or licensee, including those listed in Section 3.1(k) of the Disclosure Letter by reference to their municipal address.

“Leases” means the leases or subleases of the Leased Properties, including those listed in Section 3.1(k) of the Disclosure Letter, including any amendments thereto, and “Lease” means any one of the Leases. For the avoidance of doubt, “Leases” and “Lease” shall not include any Commercial Leases.

“Lender” has the meaning specified in Section 5.1(g).

“Lien” means any mortgage, charge, pledge, hypothecation, security interest, assignment, lien (statutory or otherwise), charge, title retention agreement or arrangement, restrictive covenant or other encumbrance of any nature or kind whatsoever.

“London” has the meaning specified in the preamble of this Agreement.

“London Liquor Stores” has the meaning specified in the preamble of this Agreement.

“London Pension Plan” means the Registered Pension Plan for Employees of Storcare/London.

“London Retirement Plan” means the Employee Retirement Plan of London and its Domestic Subsidiaries.

“Material Adverse Effect” means any event, condition or change which materially and adversely affects or would reasonably be expected to materially and adversely affect (A) the ability of any of the Vendors or Parent to perform its obligations under this Agreement and each Ancillary Agreement to which it is a party or to consummate the Transactions, or (B) the assets, liabilities, financial results of operations, business, or financial condition of the Business, taken as a whole, provided that, solely with respect to this clause (B), in no event shall any of the following, either alone or in combination, constitute or be taken into account in determining whether a Material Adverse Effect has occurred or would reasonably be expected to occur: (i) events, conditions or changes in the Canadian economy or the securities or Canadian financial markets generally (including changes to interest rates or the availability of financing generally); (ii) industry or market events, conditions or changes generally applicable to the local, regional or national industries in Canada in which the Business operates; (iii) changes in Laws or regulatory policies or interpretations or in US GAAP; (iv) changes in Canadian political conditions (including acts of war, whether or not declared, armed hostilities, sabotage and terrorism and any escalation or worsening thereof) (provided that in the case of clauses (i), (ii), (iii), and (iv), such events, conditions or changes shall be excluded only to the extent it does not have a disproportionately adverse effect on the assets, liabilities, financial results of operations, business or financial condition of the Business, taken as a whole, as compared to other Persons engaged in a similar business); (v) acts of God and other weather-related conditions (except to the extent such acts or conditions have a disproportionately adverse effect on the Business relative to other Persons or businesses in the affected geographic regions); (vi) strikes, work stoppages or other labour disturbances, (vii) actions taken or not taken at the specific request of Purchaser following the date hereof, (viii) any change in or effect on the assets or properties of Business which is cured (including by payment of money) by the Vendors to the reasonable satisfaction of Purchaser; (ix) changes to the extent resulting from the announcement of this Agreement or the pendency of the Transactions, including any litigation to the extent resulting therefrom and any adverse change in customer, distributor, employee, supplier or similar relationships to the extent resulting therefrom, including as a result of the identity of Purchaser; and (x) except to the extent caused by any event, condition or change otherwise constituting a “Material Adverse Effect”, any failure by Parent or any Vendor to meet any projections or forecasts.

“Material Authorizations” has the meaning specified in Section 3.1(h).

“Material Contract” has the meaning specified in Section 3.1(l).

“Net Asset Amount” of a particular Distributing Corporation at a particular time means the fair market value of the assets of such Distributing Corporation at that time less the liabilities of such Distributing Corporation at that time, excluding items 2, 3 and 4 in Section 2.2(j) of the Disclosure Letter.

“Net Working Capital” means the specified current assets minus the specified current liabilities of the Business calculated in the manner provided, and consistent with the example calculations set forth, in the Working Capital Procedures.

“Non-Union Employees” means all Employees who are not certified to be represented by a trade union.

“Note Receivable” means the note payable to London from Southgate Village Homes Limited Partnership in an initial principal amount of approximately $98,000,000 in respect of the sale of a warehouse in Burnaby, British Columbia.

“Notice Date” has the meaning specified in Section 6.13(b).

“Offer Period” has the meaning specified in Section 2.14(a).

“Operating Leases” means all operating leases in respect of assets (other than real property) used or held for use in the Business.

“Ordinary Course” means, with respect to an action taken by a Person, that such action is substantially consistent with the past practices or with a previously approved budget of the Person and is taken in the ordinary course of the normal day-to-day operations of the Person.

“Other Assets” has the meaning specified in Section 2.1(o).

“Other Governmental Approvals” means those consents, approvals, authorizations and filings of or with any Governmental Entity required to be obtained prior to the Closing for the relevant Party to execute, deliver and perform this Agreement and the Ancillary Agreements including those that are set forth in Section 1.1(d) of the Disclosure Letter, other than the Competition Act Approval or any Consent.

“Outside Date” means December 12, 2013; provided, however, that if on such date the conditions to Closing set forth in Sections 7.1(c), 7.1(d), 7.2(c) or 7.2(d) shall not have been satisfied due to the absence of the Competition Act Approval, but all other conditions to Closing shall be or shall be capable of being satisfied, either Scotland or Commonwealth, on the one hand, or the Vendors and Parent, on the other hand, shall have the right to extend the Outside Date to March 12, 2014; provided, further, that no such right to extend the Outside Date shall be available to any Party whose breach of this Agreement has caused or resulted in the failure of the Closing to occur on or prior to December 12, 2013. For the avoidance of doubt, any references in this Agreement to “Outside Date” shall refer to the Outside Date as so extended, and shall be subject to any extension set forth in Section 6.13(b).

“Parent” has the meaning specified in the preamble to this Agreement.

“Parent Canadian Group” means London and each corporation and unlimited liability company that is (i) resident in Canada for purposes of the Canadian Tax Act and (ii) a direct wholly owned subsidiary of London.

“Parent Group” means collectively each member of the Parent US Group and each member of the Parent Canadian Group.

“Parent Net Working Capital Statement” has the meaning specified in Section 2.7(a).

“Parent US Group” means collectively Parent and each entity that is included as a “member” of Parent’s consolidated group in Parent’s US Sale Year Return.

“Parent’s US Sale Year Return” has the meaning specified in Section 10.3(b).

“Parties” means the parties hereto or to any Ancillary Agreement, as appropriate.

“Permitted Liens” means (i) statutory reservations and exceptions and reservations contained in the original crown grant, (ii) construction, mechanics’, carriers’, workmen’s, landlord’s, repairmen’s or other like Liens imposed by Law arising or incurred in the Ordinary Course which are not overdue or which are being contested in good faith and by appropriate proceedings, (iii) Liens for Taxes, assessments or governmental charges or levies on property not yet due or delinquent or which are being contested in good faith, (iv) in the case of real property, all Liens (other than financial Liens) registered on title to the real property as of the date hereof and all Liens (other than financial Liens) registered on title to the real property after the date hereof that do not, individually or in the aggregate, materially detract from the value of or materially impair the use or marketability of any real property, (v) any conditions that are shown by a current, accurate survey of any property to the extent made available by or on behalf of the Vendors to Purchaser prior to the date hereof, (vi) easements, encroachments, covenants, conditions, restrictions and other title defects or encumbrances which do not, individually or in the aggregate, materially detract from the value of or materially impair the use or marketability of any property, (vii) building and zoning codes and other land-use Laws regulating the use or occupancy of real property or activities conducted thereon which are imposed by any Governmental Entity, (viii) party wall rights and agreements to the extent disclosed to Purchaser prior to the date hereof, (ix) statutory and common law liens and rights of distress of the landlord for rental payments due and payable under the Leases and any rights created by, through or under the applicable Lease in favour of the landlord as of the date hereof, (x) all Liens affecting a third party landlord’s title to any Leased Property including, for greater certainty, rights of any landlord’s lender with respect to a Leased Property, (xi) Liens that secure Assumed Liabilities, (xii) purchase money Liens securing trade payables in the Ordinary Course and Liens securing rental payments under capital lease arrangements, in each case solely to the extent such Liens are recourse to the applicable purchased or leased assets, and (xiii) those Liens listed in Section 1.1(e) of the Disclosure Letter.

“Person” includes any individual, firm, partnership, joint venture, venture capital fund, limited liability company, unlimited liability company, association, trust, trustee, executor, administrator, legal personal representative, estate, group, body corporate, corporation, unincorporated association or organization, Governmental Entity, syndicate or other entity, whether or not having legal status.

“Personal Information” means information about an identifiable individual.

“Prepaids” has the meaning specified in Section 2.1(l).

“Private Agreement Regarding Hazardous Materials” means a private agreement respecting liability for Hazardous Materials on, in, at or under, or migrating to or from or released from the Leased Properties or the Real Property, and any contamination of other properties, water or sediments resulting from such Hazardous Materials, and the remediation thereof, as contemplated in Part 4 of the Environmental Management Act (British Columbia) as amended or replaced from time to time.

“Private Label Products” means products marketed and sold under Trademarks that are to be licensed to Purchaser under the Trademark Agreement.

“Program License” has the meaning specified in Section 2.14(a).

“Proposal” means, other than the Transactions, an offer, proposal, or inquiry made by any Person, other than Purchaser (or any Affiliate of Purchaser or any party acting in concert with Purchaser) with respect to: (i) any take-over bid, exchange offer, plan of arrangement, merger, amalgamation, consolidation, share exchange, business combination, liquidation, dissolution or exclusive license involving the Business or any of the Vendors; (ii) any acquisition or purchase (or any lease, long-term supply agreement or other arrangement having the same economic effect as a sale), direct or indirect, of more than 20% of the Purchased Assets or shares or equity interests in the capital of any of the Vendors; or (iii) any other similar transactions or series of transactions involving the Business or any of the Vendors; provided that this definition shall exclude any such transaction involving Parent generally.

“Provinces” means Ontario, Manitoba, Saskatchewan, Alberta and British Columbia.

“Public Statement” has the meaning specified in Section 12.4.

“Purchase Exemption Certificate” means a single or blanket purchase exemption certificate that a Person is authorized to use and that contains all the required information under the Provincial Sales Tax Act (British Columbia).

“Purchase Price” has the meaning specified in Section 2.6.

“Purchased Assets” has the meaning specified in Section 2.1.

“Purchaser” has the meaning specified in the preamble of this Agreement.

“Quarterly Financials” has the meaning specified in Section 2.15(a).

“Real Property” means all real property interests (including in respect of non-operating and surplus properties) owned by the Vendors in Canada, other than in respect of the Leased Properties, including all of the Vendors’ rights, title and interest in all fixtures and appurtenances thereto and specifically including all of the Vendors’ rights, title and interest in rights to water and minerals and air rights on, below or above the surface of the land comprising such real property, including the real property set forth in Section 1.1(f) of the Disclosure Letter, but excluding the Excluded Assets.

“Rejecting Employees” means those Non-Union Employees who reject Scotland’s offer of employment made pursuant to Section 6.11.

“Required Consents” means those Consents listed in Section 3.1(b)(ii) of the Disclosure Letter.

“Resolution Period” has the meaning specified in Section 2.7(b).

“Restricted Business” has the meaning specified in Section 6.16(a).

“Review Period” has the meaning specified in Section 2.7(b).

“Sale Transactions” means the purchase and sale of the Purchased Assets and the fulfillment of the covenants by Purchaser, Commonwealth, the Vendors and Parent as contemplated by this Agreement.

“Sale Year” means, in respect of each corporation that is a member of the Parent Group, the taxation year for purposes of any applicable Laws relating to Taxes in which the Closing occurs.

“Scotland” has the meaning specified in the preamble of this Agreement.

“Scotland Indemnified Persons” has the meaning specified in Section 10.1.

“Subsidiaries” means all of the direct and indirect subsidiaries of London, including any corporations, partnerships or trusts which London or any entity controlled by London controls, but excluding, for the avoidance of doubt, London’s interests in Rx Canada Inc. and United Grocers Inc.

“Substitute Financing” has the meaning specified in Section 6.15(c).

“Substitute Financing Party” has the meaning specified in Section 6.15(c).

“Target Net Working Capital” means the amount set forth in Section 1.1(g) of the Disclosure Letter that corresponds to the four-week fiscal period in which the Closing Date occurs.

“Tax Authority” means any Governmental Entity having jurisdiction with respect to any Tax.

“Tax Indemnity Event” means any of the following events: (i) any member of the Parent Group receives any claim, notice, audit report, assessment or reassessment in respect of Taxes relating to or arising from the Sale Transactions or otherwise in respect of the Sale Year; (ii) Parent’s US Sale Year Return is filed with a Tax Authority; (iii) any estimated Taxes or Tax installments relating to or arising from the Sale Transactions are due and payable to a Tax Authority; and (iv) the Final Resolution of any Tax Matter.

“Tax Matter” means any inquiry, claim, assessment, audit, proceeding or similar event with respect to Taxes impacting the computation of any Excess Foreign Tax Credit.

“Tax Notice” has the meaning specified in Section 10.3(c).

“Tax Records” means any Tax Returns, working papers, notices of assessment or reassessment in respect of the Business or any of the Purchased Assets.

“Tax Return” means any return, declaration, report, claim for refund or statement of any kind relating to Taxes, including any schedule or attachment thereto, and including any amendment thereof, filed or to be filed with any Tax Authority.

“Tax Treaty” means the Canada-United States Tax Convention (1980), as amended.

“Taxes” mean, with respect to any Person, all supranational, national, federal, provincial, state, municipal, local or other taxes, including income taxes, branch taxes, profits taxes, capital gains taxes, gross receipts taxes, windfall profits taxes, value added taxes, severance taxes, ad valorem taxes, property taxes, capital taxes, net worth taxes, production taxes, sales taxes, use taxes, licence taxes, excise taxes, franchise taxes, environmental taxes, transfer taxes, withholding or similar taxes, payroll taxes, employment taxes, employer health taxes, pension plan premiums and contributions, social security premiums, workers’ compensation premiums, employment insurance or compensation premiums, stamp taxes, occupation taxes, premium taxes, alternative or add-on minimum taxes, GST, sales taxes, customs duties or other taxes of any kind whatsoever imposed or charged by any Governmental Entity, together with any interest, penalties, or additions with respect thereto and any interest in respect of such additions or penalties.

“Termination Costs” means any and all costs relating to the termination of Employees, including all severance payments, damages for wrongful dismissal, and reasonable solicitor costs related thereto arising in connection with or as a result of the execution of this Agreement or consummation of the Transactions.

“Third Party Claim” has the meaning specified in Section 10.5(a).

“Third Party Debt” means (i) any indebtedness of the Vendors for borrowed money, (ii) any obligations of the Vendors evidenced by bonds, debentures, notes or other similar instruments, in each case excluding any trade payables, (iii) any outstanding reimbursement obligation of any Vendor with respect to letters of credit, bankers’ acceptances or similar facilities issued for the account of any Vendor, and (iv) any guarantees of any Vendor of or in respect of indebtedness or obligations referred to in clauses (i), (ii) or (iii) of this definition.

“Title Insurance Policies” has the meaning specified in Section 11.7.

“Trade Secrets” means confidential information, trade secrets and know-how, including processes, procedures, schematics, business methods, formulae, recipes, ingredient lists, drawings, prototypes, models, designs, customer lists and supplier lists.

“Trademarks” means registered and applied for and material common law trade-marks, service marks, brand names, certification marks, collective marks, d/b/a’s, Internet domain names, logos, symbols, trade dress, trade names, and other indicia of origin, all applications and registrations for the foregoing, and all goodwill associated therewith and symbolized thereby, including all renewals of same.

“Trademark Agreement” has the meaning specified in Section 2.13.

“Transactions” means the purchase and sale of the Purchased Assets and the fulfillment of the covenants by Purchaser, the Vendors and Parent, as contemplated by this Agreement and the Ancillary Agreements.

“Transfer Taxes” has the meaning specified in Section 2.8.

“Transferred Employees” means those Non-Union Employees who accept Scotland’s or one of its Affiliates’ offer of employment made pursuant to Section 6.11, as well as Union Employees.

“Transitional Services Agreement” has the meaning specified in Section 2.13.

“Treaty Assumptions” means the following assumptions: (i) London is a wholly-owned subsidiary of US Holdco, a corporation incorporated under the laws of the State of Delaware; (ii) US Holdco is a wholly-owned indirect subsidiary of Parent, a corporation incorporated under the laws of the State of Delaware; (iii) each of US Holdco and Parent is a resident of the United States of America for the purposes of the Tax Treaty (but, for the avoidance of doubt, without regard to Article IV(7) thereof); (iv) each of US Holdco and Parent is a “United States person” within the meaning of US Tax Code Section 7701(a)(30); (v) each of US Holdco and Parent is a “qualifying person” for the purpose of the Tax Treaty; and (vi) US Holdco is the beneficial owner of all issued and outstanding shares of London and of any dividends paid or distributions made pursuant to the Sale Transactions, any Distribution of Net Asset Amount to US Holdco or the ULC Conversion in respect thereof for purposes of the Tax Treaty.

“ULC Conversion” means the conversion of London from an Alberta corporation into an unlimited liability company pursuant to the laws of a Canadian province.

“Union Employees” means all Employees who are certified to be represented by a trade union.

“Union Plans” means all employee benefit, fringe benefit, supplemental unemployment benefit, pension, retirement, health, welfare, medical, dental, disability, life insurance and similar plans, programmes, arrangements or practices relating to the current or former employees of the Vendors which are not sponsored, maintained or administered by a Vendor but to which a Vendor is required to contribute pursuant to a collective agreement.

“US FTC” means the US dollar amount of foreign tax credits, as determined by US Tax Code sections 901 and 902.

“US GAAP” means the generally acceptable accounting principles established by the US Federal Accounting Standards Board, as in effect at the relevant time.

“US Holdco” has the meaning specified in the preamble to this Agreement.

“US Tax Code” means the Internal Revenue Code (26 U.S.C.), as amended.

“US Treasury Regulation” means the income tax regulations promulgated under the US Tax Code, as such regulations may be amended from time to time.

“USD” or “US dollars” means the lawful currency of the United States of America.

“Vehicles” has the meaning specified in Section 2.1(k).

“Vendor Indemnified Persons” has the meaning specified in Section 10.2.

“Vendors” (and “Vendor”) has the meaning specified in the preamble of this Agreement.

“Workers’ Comp. Assessments” has the meaning specified in Section 3.1(t).

“Working Capital Excess” has the meaning specified in Section 2.7(d).

“Working Capital Procedures” means the policies, methods, practices and procedures to be used to calculate Net Working Capital in accordance with US GAAP, applied in a manner that is consistent with the practices used in the preparation of the Audited Financials and the sample calculation set forth in Section 1.1(h) of the Disclosure Letter.

“Working Capital Shortfall” has the meaning specified in Section 2.7(d).

1.2	Gender and Number.

Any reference in this Agreement or any Ancillary Agreement to gender includes all genders and words importing the singular number only shall include the plural and vice versa.

1.3	Headings, etc.

The division of this Agreement into Articles and Sections and the insertion of headings are for convenient reference only and do not affect its interpretation.

1.4	Currency.

All references in this Agreement or any Ancillary Agreement to dollars, unless otherwise specifically indicated, are expressed in Canadian currency.

1.5	Certain Phrases, etc.

In this Agreement and any Ancillary Agreement (i) (y) the words “including” and “includes” mean “including (or includes) without limitation”, and (z) the phrase “the aggregate of”, “the total of”, “the sum of”, or a phrase of similar meaning means “the aggregate (or total or sum), without duplication, of”, and (ii) in the computation of periods of time from a specified date to a later specified date, unless otherwise expressly stated, the word “from” means “from and including” and the words “to” and “until” each mean “to but excluding”.

1.6	Knowledge.

Where any representation or warranty contained in this Agreement or any Ancillary Agreement is expressly qualified by reference to the knowledge of any Party it shall be deemed to refer, with respect to Vendors or Parent, to the actual knowledge of any individual set forth in Section 1.6(a) of the Disclosure Letter, and, with respect to Purchaser, to the actual knowledge of any individual set forth in Section 1.6(b) of the Disclosure Letter.

1.7	Accounting Terms.

All accounting terms not specifically defined in this Agreement shall be interpreted in accordance with US GAAP.

1.8	Incorporation of Disclosure Letter and Exhibits.

The disclosure letter delivered concurrently with the execution of this Agreement and agreed to among the Parties hereto (the “Disclosure Letter”) and the exhibits attached to this Agreement (the “Exhibits”) shall, for all purposes of this Agreement, form an integral part of it.

ARTICLE 2

PURCHASE AND SALE OF PURCHASED ASSETS

2.1	Purchased Assets.

Subject to and upon the terms and conditions set forth herein, each of the Vendors agrees to, and Parent agrees to cause the Vendors to, grant, convey, sell, assign and transfer to Scotland and Scotland agrees to purchase from such Vendor at Closing, the undertaking and all of the right, title and interest such Vendor has in and to the tangible and intangible property and assets of every kind and description of the Vendors constituting the Business, in each case other than the Excluded Assets, and including the following assets of each such Vendor (collectively, “Purchased Assets”):

(a)	Fixed Assets. The furniture, fixtures, equipment, machinery, appliances, computer hardware, tools, supplies, leasehold improvements, and construction in progress owned,

held or used in connection with the Business, together with any express or implied warranty by the manufacturers or sellers of any item or component thereof to the extent transferable (including all spare hardware and parts) and all maintenance records and other documents relating thereto (“Fixed Assets”);

(b)	Inventory. All inventory held for sale in the Business together with inventory held for use or consumption (but not resale) in the operation of the Business (“Inventory”) as of the Effective Time;

(c)	Accounts Receivable. All trade and other accounts receivable in respect of the Business, including supplier rebates relating to sales or purchases by the Business occurring prior to the Closing (“Accounts Receivable”) as of the Effective Time;

(d)	Intellectual Property. The Intellectual Property;

(e)	Books and Records. All Books and Records and all Tax Records (other than in respect to income Taxes);

(f)	Real Property. All Real Property;

(g)	Leased Property. The leasehold interest of any of the Vendors in and to the Leased Properties and all right, title and interest of any of the Vendors in, and the benefits of the Vendors under, the Leases;

(h)	Goodwill. The goodwill of the Business, including the right of Scotland to (i) represent itself as carrying on the Business in continuation of and in succession to the Vendors, and (ii) use any words indicating that the Business is so carried on, including all of any Vendor’s right, title and interest in and to the rights, if any, to telephone and facsimile numbers and internet domain names and addresses (to the extent assignable) used or held in connection with the Business;

(i)	Assigned Contracts. The full benefit of all Contractual Rights of any of the Vendors under each Lease, Capital Lease, Operating Lease, Commercial Lease and Contract (the “Assigned Contracts”);

(j)	Authorizations. All of the Authorizations, including those categories of Authorizations listed in Section 2.1(j) of the Disclosure Letter, to the extent transferable or otherwise to the extent the interest therein can be assigned to Purchaser or its Affiliates;

(k)	Vehicles. Those trucks, trailers and other vehicles owned and used in the Business (“Vehicles”) as of the Effective Time, a general description of which (subject to any dispositions thereof otherwise permitted under this Agreement) is set out in Section 2.1(k) of the Disclosure Letter;

(l)	Prepaids. Those prepaid expenses which have been incurred in the Ordinary Course and for which the benefit will accrue to the Business after Closing, including those categories of prepaid expenses listed in Section 2.1(l) of the Disclosure Letter (the “Prepaids”);

(m)	Cash Floats. The cash on hand in the retail stores of the Business as of the Effective Time, to be determined using the normal practices of the Vendors (the “Cash Floats”);

(n)	Non-income Tax Refunds. The benefit of any non-income Tax overpayments, refunds or rebates including any GST net tax refund owing to a Vendor in respect of GST paid or payable (net of any GST collected or collectable by that Vendor) and any other applicable Canadian PST refund or rebate, that the Vendors are entitled to claim for periods prior to the Effective Time; and

(o)	Other Assets. All warranty and guaranty rights, claims for refunds, rights to offset, deposits and retentions, causes of action, choses in action, rights of recovery, all asset accruals (if any) corresponding to Assumed Liabilities, in each case to the extent relating to the Business, and those assets listed in Section 2.1(o) of the Disclosure Letter, but not including any cash or near cash assets not specifically listed in this Section 2.1 (collectively, the “Other Assets”).

2.2	Excluded Assets.

Anything to the contrary in Section 2.1 hereof notwithstanding, the Purchased Assets shall exclude the following (collectively, the “Excluded Assets”), which the Parties agree shall not be sold to Scotland at Closing:

(a)	Cash. All cash and cash equivalents (including interest and short-term investments) of the Vendors (including all bank accounts) other than the Cash Floats;

(b)	Excluded Contracts and Contract Rights. Those Contracts described in Section 2.2(b) of the Disclosure Letter and the Contractual Rights associated therewith.

(c)	Tax Refunds. All Tax refunds or rebates relating to Taxes paid or payable by a Vendor, other than the Tax refunds referred to in Section 2.1(n);

(d)	Tax Assets. All Tax assets related to the periods prior to the Effective Time, including any amounts of deferred tax reflected in the financial statements of London and Parent, and any Tax Refunds referred to in Section 2.2(c) above;

(e)	Excluded Receivables. All Intercompany receivables, the Note Receivable and the Finco Receivable;

(f)	Stock of Subsidiaries. All of the issued and outstanding shares in the capital of any of the Subsidiaries or any Affiliate of any direct or indirect subsidiary of any of the Vendors or Parent;

(g)	Debit and Credit Card Receivables. Receivables due to the Vendors from financial institutions as a result of debit card or credit card transactions prior to Closing;

(h)	Excluded Entities. Any assets or liabilities of the Excluded Entities;

(i)	Excluded IP. Any Excluded IP;

(j)	Other Excluded Assets. Assets listed in Section 2.2(j) of the Disclosure Letter; and

(k)	Agreement. All of the Vendors’ and Parent’s rights under or pursuant to this Agreement and any Ancillary Agreement;

provided that it is acknowledged by the Parties that certain Excluded IP will be licensed to Purchaser pursuant to the Trademark Agreement or the Transitional Services Agreement.

2.3	Assumed Liabilities.

At Closing, Scotland will assume, and will thereafter pay, perform, and discharge as and when due, all liabilities and obligations of the Vendors to the extent arising from or relating to the Business, in each case other than the Excluded Liabilities, including (i) all of the duties and obligations of the Vendors as a party or assignee arising under the Assigned Contracts and those liabilities arising in connection with the Assigned Contracts and the Contractual Rights thereunder, (ii) the trade accounts payable owed by the Vendors (or any of them) at the Effective Time on account of purchases made by the Vendors (or any of them) in the Ordinary Course prior to the Effective Time, including amounts due for goods received but not yet invoiced (the “Accounts Payable”); (iii) the obligations of the Vendors arising under the Capital Leases, the Operating Leases and the Leases, other than amounts in arrears; (iv) the obligations of the Vendors under or in respect of Employee Plans and Union Plans; (v) all obligations related to the Employees, including accrued wages and vacation payables; (vi) all obligations of the Vendors under any Collective Agreements, (vii) all obligations of Scotland enumerated in Section 6.11(k), (viii) all liabilities and obligations arising before or after the Effective Time under any Environmental Law, including any such liability or obligation to any third party; and (ix) all non-income Tax liabilities (net of the refunds referred to in Section 2.1(n)) including liability for the amount of the remittance by a Vendor of any GST positive net tax (GST collected or collectable by a Vendor net of any input tax credits relating to GST paid or payable by a Vendor), required to be remitted by a Vendor to the applicable Tax Authority prior to the Effective Time (collectively, the “Assumed Liabilities”). The Parties acknowledge and agree that the provisions of this Section 2.3 constitute a Private Agreement Regarding Hazardous Materials.

2.4	Excluded Liabilities.

The Assumed Liabilities shall exclude the following (“Excluded Liabilities”), each of which shall remain liabilities and obligations of, and shall be paid, performed and discharged by the Vendors or Parent as and when due:

(a)	any liabilities or obligations of the Excluded Entities;

(b)	any liabilities or obligations arising out of the Excluded Assets;

(c)	any liabilities or obligations constituting or arising from or relating to the Third Party Debt;

(d)	all income Tax liabilities related to the periods prior to the Effective Time;

(e)	all liabilities for remittance of any Tax, including employee remittance Taxes but not including the liabilities referred to in Section 2.3(ix), to the extent such amount has been collected by or on behalf of the Vendors, but not remitted to the applicable Tax Authority prior to the Effective Time, except to the extent included as liabilities on the Parent Net Working Capital Statement;

(f)	all Intercompany debt;

(g)	liabilities for contributions to the Union Plans as required pursuant to a Collective Agreement that are due and payable prior to the Effective Time, except to the extent included as liabilities on the Parent Net Working Capital Statement, and liabilities directly arising out of the performance by any employee of the Vendors of the duties of a trustee of any Union Plan prior to the Effective Time;

(h)	any liabilities or obligations in respect of the Excluded IT Employees;

(i)	any liability or obligation of the Vendors or Parent under this Agreement or any of the Ancillary Agreements;

(j)	without limiting Section 6.11, any obligations to Employees or Excluded IT Employees to provide shares, rights to acquire shares or other equity interests in any of the Vendors or Parent;

(k)	any liability to pay retention or completion bonuses to any Employees or Excluded IT Employees as a result of the completion of the Transactions; and

(l)	any liabilities or obligations related to any real property (including any fixtures and appurtenances thereto, or tangible or intangible assets disposed in connection therewith) that was previously used in or comprising a part of the Business and was disposed of prior to the Effective Time.

2.5	Assignment of Contracts.

Nothing in this Agreement shall be construed as an attempt to assign any Contract or Lease which is not assignable in whole or in part without the Consent of the other party or parties thereto, unless such Consent has been given, or an attempt to assign any Contract or Lease if such attempted assignment would be in violation of applicable Law. Pursuant to the provisions of Sections 6.5 and 11.4, the Vendors shall use their commercially reasonable efforts to obtain certain Consents, and whether or not such Consents are obtained, use their commercially reasonable efforts to preserve the benefit of the Assigned Contracts, Leases, Authorizations and the Contractual Rights thereunder for Scotland.

2.6	Purchase Price.

The aggregate consideration for the Purchased Assets payable at Closing shall be (i) an amount equal to five billion eight hundred million dollars ($5,800,000,000), which shall be paid by Scotland to the Vendors jointly (the “Cash Consideration”), plus (ii) the amount of the Assumed Liabilities, (collectively, and as may be adjusted pursuant to Section 2.7, the “Purchase Price”). At Closing, Scotland shall assume the Assumed Liabilities and pay an amount equal to the Cash Consideration in immediately available funds to an account or accounts designated in writing by Parent. Notwithstanding the foregoing, if, at any time prior to Closing, the Parties agree that it is reasonable in the circumstances for a portion of the Cash Consideration to be paid to Parent instead of being paid to the Vendors, then (i) such portion of the Cash Consideration shall be paid to Parent instead of to the Vendors, and (ii) this Agreement shall be amended to the extent (if any) necessary to give effect to the change described in foregoing clause (i).

2.7	Net Working Capital Adjustment

(a)

Within ninety (90) days of the Closing Date, Parent shall prepare and deliver, or cause to be prepared and delivered, to Scotland a statement (the “Parent Net Working Capital Statement”) setting forth Parent’s calculation of the Net Working Capital and the components thereof calculated and prepared in accordance with the Working Capital Procedures. Scotland shall, and shall cause its Affiliates to, cooperate with Parent, Vendors and their representatives in connection with the preparation of the Parent Net Working Capital Statement, including by providing to Parent, Vendors and their representatives reasonable access to the Books and Records, work papers, employees and accountants of Business and by causing the applicable employees of Scotland and its Affiliates to cooperate in all reasonable respects with Parent, Vendors and their representatives in connection with their review of such Books and Records, work papers and other documents and information relating to the calculation of the Net Working Capital, in each case, as Parent shall reasonably request.

(b)	If Scotland disagrees with Parent’s calculation of the Net Working Capital set forth in the Parent Net Working Capital Statement, Scotland shall promptly, but in no event later than thirty (30) days after receiving the Parent Net Working Capital Statement (the “Review Period”) deliver to Parent written notice describing in reasonable detail those items or amounts as to which Scotland disagrees, together with Scotland’s determination of such disputed items and amounts (a “Dispute Notice”). Unless Scotland delivers a Dispute Notice to Parent on or prior to the expiration of the Review Period, Scotland will be deemed to have accepted and agreed to the Parent Net Working Capital Statement and such statement will be final, binding and conclusive on the Parties (and, in any event, Scotland shall be deemed to have accepted and agreed to any items not affirmatively disputed in the Dispute Notice, and all such items shall be final, binding and conclusive on all Parties except to the extent those items not affirmatively disputed are affected by the subsequent resolution of any items disputed in the Dispute Notice in which case the resolution shall resolve such other items as well). If Scotland delivers to Parent a Dispute Notice within the Review Period, Parent and Scotland shall, within thirty (30) days following delivery of such Dispute Notice by Scotland to Parent (the “Resolution Period”), attempt in good faith to resolve any differences with respect to the disputed items (or calculations) specified in the Dispute Notice (the “Disputed Items”). Any resolution by Parent and Scotland during the Resolution Period as to any Disputed Item shall be set forth in writing and will be final, binding and conclusive.

(c)

If Scotland and Parent are not able to resolve all Disputed Items within the Resolution Period, then the remaining Disputed Items shall be submitted immediately following the expiration of the Resolution Period to an internationally recognized independent accounting firm mutually agreed upon by Parent and Scotland (the “Accounting Firm”). If any remaining Disputed Items are submitted to the Accounting Firm for resolution, each of Scotland and Parent will be afforded an opportunity to present to the Accounting Firm any materials relating to the determination of the Disputed Items and to discuss such matters with the Accounting Firm (provided that no ex parte communications shall be permitted). The Accounting Firm shall act as an expert and not as an arbitrator to calculate, based solely on the written submissions of Scotland, on the one hand, and Parent, on the other, and not by independent investigation, the Net Working Capital as of the Closing and shall be instructed that its calculation with respect to each remaining Disputed Item must be within the range of values established for such amount as determined by reference to the value assigned to such amount by Scotland in the Dispute Notice and by Parent in the Parent Net Working Capital Statement, and otherwise in accordance with the Working Capital Procedures. Each of Scotland and Parent shall give, and cause its Affiliates to give, the Accounting Firm reasonable access to all documents, records, work papers, facilities and personnel as reasonably necessary to perform its function as contemplated by this Section 2.7(c). The Accounting Firm shall submit such calculation to Parent and Scotland as soon as practicable, but in any event within thirty (30) days after any remaining Disputed Items are submitted to the Accounting Firm. The determination by the Accounting Firm of the Net Working Capital as of the Closing as set forth in a written notice delivered to Scotland and Parent by the Accounting Firm in accordance with this Agreement will be binding and conclusive on all Parties absent manifest error. The fees and expenses of the Accounting Firm will be allocated as between Scotland and Parent proportional to the aggregate amount of deviation of the amount of the Disputed Item(s) as set forth in the Dispute Notice and the Net Working Capital set forth in the Parent Net Working Capital Statement from the determination of the Final Net Working Capital made by the Accounting Firm. The final, binding and conclusive calculation of Net Working Capital as of the Closing based either upon agreement or deemed agreement by Parent and Scotland in accordance with Section 2.7(b) or the written determination delivered by the Accounting Firm in accordance with this Section 2.7(c), will be the “Final Net Working Capital” for all purposes of this Agreement.

(d)	Within five (5) Business Days of the determination of the Final Net Working Capital pursuant to this Section 2.7:

(i)	if the Final Net Working Capital exceeds the Target Net Working Capital (the amount of such excess, the “Working Capital Excess”), then Scotland shall pay, or cause to be paid, to London in cash the amount, if any, by which (x) the Working Capital Excess exceeds (y) $25,000,000, in immediately available funds to an account or accounts designated in writing by Parent; or

(ii)	if the Final Net Working Capital is less than the Target Net Working Capital (the amount of such deficiency, the “Working Capital Shortfall”), then London shall pay, or cause to be paid, to Scotland in cash the amount, if any, by which (x) the Working Capital Shortfall exceeds (y) $25,000,000, in immediately available funds to an account or accounts designated in writing by Scotland.

2.8	Transfer Taxes.

The Purchase Price is exclusive of any applicable GST, value added, sales, transfer, use, environmental, excise and other similar Taxes (“Transfer Taxes”). Subject to Sections 2.9 and 2.10, Purchaser shall be responsible for all Transfer Taxes applicable to, or resulting from the Transactions. Purchaser shall (i) self-assess all applicable GST in respect of the sale of Real Property and any other applicable assets including the assigned leases and the other fixtures pursuant to subsections 221(2) and 228(4) of the Excise Tax Act (Canada), (ii) self-assess and remit to the appropriate Governmental Entity applicable Canadian PST payable in respect of the Purchased Assets and will provide evidence of such self-assessment to the appropriate Vendor; (iii) pay all other applicable Transfer Taxes in respect of the transfer of the Purchased Assets directly to the applicable Governmental Entity when required; and (iv) in the event that any Transfer Taxes are required to be paid or become payable to a Vendor then such Transfer Taxes shall be paid to that Vendor at least five (5) days prior to when such Transfer Taxes are required to be remitted by the applicable Vendor. Purchaser shall indemnify and hold the Vendors harmless from and against, and will reimburse the Vendors for, any Transfer Taxes, penalties and interest assessed against or payable by a Vendor to the extent such Transfer Taxes are payable in connection with the disposition of the Purchased Assets, and this indemnity shall survive until ninety (90) days after the relevant Governmental Entity shall no longer be entitled to assess or reassess such Transfer Taxes against the applicable Vendor. For greater certainty, Scotland shall not be responsible for any Transfer Taxes which the Vendors are entitled to recover by means of a refund or by means of an input tax credit.

2.9	GST Section 167 Election.

If applicable, at Closing, Purchaser and each applicable Vendor shall execute jointly an election under section 167 of the Excise Tax Act (Canada) to have the sale of the Purchased Assets take place on a GST-free basis and Purchaser shall file such election with its GST return for the reporting period in which the sale of the Purchased Assets takes place. Notwithstanding anything to the contrary in this Agreement, Purchaser shall indemnify and hold harmless each Vendor, its officers, directors and controlling persons in respect of any GST, penalties, interest and other amounts which may be assessed against any Vendor as a result of the Transactions not being eligible for such election or as a result of Purchaser’s failure to file the election within the prescribed time.

2.10	Tax Exemption Certificates.

For any Canadian PST jurisdiction in which the Purchased Assets are located, Purchaser will provide a Purchase Exemption Certificate (or its equivalent in Saskatchewan and Manitoba when required) to the Vendors on Closing, claiming exemption from Canadian PST for such jurisdiction on the basis that the Inventory is purchased for resale and/or the Purchased Assets are otherwise exempt from Canadian PST.

2.11	Reimbursement of Non-Income Tax Liabilities or Refunds.

The parties shall mutually cooperate in good faith in calculating and paying the applicable reimbursement amount payable by the Vendors or Purchaser in connection with non-income Tax liabilities or refunds of the Vendors at the Effective Time. Within thirty (30) days of the Closing Date, the Vendors shall prepare and deliver to Purchaser written notice and supporting documentation setting out: (i) the Vendors’ aggregate net liability for remittance of non-income Taxes at the Effective Time that was assumed by Purchaser under Section 2.3(ix); or (ii) the Vendors’ aggregate net refund owing in respect of non-income Taxes at the Effective Time that was acquired by Purchaser under Section 2.1(n), as applicable. Purchaser shall send written confirmation of the reimbursement amount within fourteen (14) days of delivery and receipt of such notice, unless Purchaser disputes the reimbursement amount, in which case the parties shall follow the procedure for dispute resolution set out in Section 6.10(d). Reimbursement for such amounts shall be paid by Purchaser or the Vendors, as applicable, within seven (7) days of delivery and receipt of Purchaser’s written confirmation of the reimbursement amount.

2.12	Acknowledgement.

The Parties acknowledge that Scotland may, within a reasonable time prior to Closing, direct that all or certain of the Purchased Assets be transferred or assigned, as the case may be, by the Vendors at Closing directly to one or more existing or new direct or indirect subsidiaries of Commonwealth resident in Canada for Canadian Tax purposes to the extent any such assignment or transfer would not (a) result in any Vendor being obligated to obtain any additional Consent or (b) otherwise adversely affect or delay the ability of the Parties to consummate the Transactions, provided that no such assignment shall affect any employment obligation of Purchaser to those Non-Union Employees who have accepted Purchaser’s or any of its Affiliates’ offer of employment or affect the employment of any Union Employees by Purchaser or any of its Affiliates as their successor employer in accordance with the terms of all applicable Collective Agreements. Purchaser or one or more of its Affiliates shall (a) recognize each applicable union as the sole and exclusive bargaining agent of any Union Employees; (b) acknowledge that it is the successor employer of those Union Employees for all purposes; and (c) agree to consent to all necessary applications before any applicable labour relations board regarding the transfer of any certificate of representation with respect to those Union Employees.

2.13	Transitional Services Agreement and Trademark Agreement.

At the Closing, Parent, the Vendors and Purchaser shall enter into (a) an agreement substantially on the terms set out in Section A of the Disclosure Letter (the “Transitional Services Agreement”), and (b) an agreement substantially on the terms set out in Section B of the Disclosure Letter (the “Trademark Agreement”).

2.14	Just 4 U.

Parent and Purchaser agree with respect to the use in Canada of the “Just 4 U” program (the “Just 4 U Program”) as follows:

(a)	Not later than 120 days following the Closing Date, Parent shall, by written notice, offer to Scotland the exclusive right and license to use and operate the Just 4 U Program in Canada (the “Program License”), which notice shall set forth in reasonable detail the terms and conditions, including fees and/or other payment amounts applicable to such license, in each case as shall be determined by Parent (the “Just 4 U Offer”). Scotland shall have the exclusive right of negotiation with Parent with respect to the Just 4 U Offer for a period of 30 days following delivery thereof (the “Offer Period”). Prior to the expiration of the Offer Period, Parent shall not, directly or indirectly, negotiate with any Person not affiliated with Scotland for the Program License.

(b)	If, during the Offer Period, Scotland shall have accepted the Just 4 U Offer (or if Scotland and Parent shall have agreed to other mutually acceptable terms and conditions), then Parent shall grant, and Scotland shall accept, the Program License upon and subject to the fees, terms and conditions contained in the Just 4 U Offer (or as otherwise mutually agreed) and Parent and Scotland shall prepare and execute definitive license documentation consistent therewith.

(c)	If, during the Offer Period, Scotland shall not have accepted the Just 4 U Offer (or if Scotland and Parent shall not have agreed to other mutually acceptable terms and conditions), Parent shall have no obligation to grant the Program License to Scotland and Parent shall be entitled, following the expiry of the Offer Period, to (i) grant one or more Program Licenses to one more Persons not affiliated with Scotland on terms and conditions (including fees) that, in the aggregate, are no less favourable to Parent than those contained in the Just 4 U Offer, or (ii) make another offer to Scotland in accordance with the procedures set forth in this Section 2.14.

2.15	Financial Statements.

(a)	As soon as practicable following the date hereof, the Vendors shall cause to be completed and shall deliver to Purchaser consolidated financial statements of London for its four fiscal quarters completed prior to Purchaser’s 2013 fiscal year-end, and any subsequently completed 2013 fiscal quarters and the comparable 2012 quarters, including the consolidated balance sheet and the accompanying consolidated statements of operations, statements of comprehensive income, statements of stockholders’ equity and statements of cash flows for the fiscal year or fiscal period then ended, and all notes in respect thereof, prepared in accordance with US GAAP (the “Quarterly Financials”). Purchaser shall promptly reimburse the Vendors for the reasonable costs and expenses related to preparation of the Quarterly Financials following delivery of reasonable documentation by the Vendors to Purchaser in respect thereof.

(b)	During the Interim Period, Parent and the Vendors agree to provide copies of unaudited financial statements of London on a consolidated basis for each four-week period when such financial statements have been prepared and approved by Parent in the Ordinary Course. Any financial statements provided pursuant to this Section 2.15(b) shall be prepared in accordance with Parent’s historical practice in the Ordinary Course.

ARTICLE 3

REPRESENTATIONS AND WARRANTIES REGARDING THE VENDORS

3.1	Representations and Warranties Regarding the Vendors.

Each of the Vendors and Parent, jointly and severally, hereby represents and warrants as follows to Scotland and acknowledges and confirms that Scotland and Commonwealth are relying upon the representations and warranties in connection with the purchase by Scotland of the Purchased Assets and the assumption of the Assumed Liabilities:

(a)	Incorporation and Qualification.

(i)	Each of the Vendors is incorporated, organized and subsisting under the laws of the jurisdiction in Canada shown in Section 3.1(a) of the Disclosure Letter. Each of the Vendors has the corporate power and capacity to own and operate its property and carry on the Business.

(ii)	Each of the Vendors is duly licensed, registered or otherwise qualified to carry on business in the jurisdictions listed in Section 3.1(a) of the Disclosure Letter. The jurisdictions listed in Section 3.1(a) of the Disclosure Letter include all jurisdictions in which the nature of the Purchased Assets or the Business makes such licenses, registrations or qualifications necessary. Each of the Subsidiaries and London is wholly-owned, directly or indirectly by Parent;

(b)	Material Consents and Approvals; No Violations. The execution, delivery and performance by each of the Vendors and by Parent of this Agreement and each of the Ancillary Agreements to which it is a party, do not:

(i)	conflict with or violate any terms or provisions of any Vendor’s constating documents or by-laws;

(ii)	except as set forth in Section 3.1(b)(ii) of the Disclosure Letter, (A) conflict in any material respect with, result in the loss of any material benefit under, constitute a material default (or an event which, with notice or lapse of time, or both, would constitute a material default) under, or result in the termination, cancellation or acceleration of any right or obligation of, any material note, bond, mortgage, indenture, or deed of trust to which a Vendor is a Party, any Material Contract or any Lease, or (B) require any Consent by any Person under any Material Contract or Lease the absence of which would prohibit the transfer of any Purchased Asset or Assumed Liability;

(iii)	except (x) as set forth in Section 3.1(b)(iii) of the Disclosure Letter, (y) for such Authorizations required for the day-to-day operation of the Business in the Ordinary Course as would be reasonably apparent to a Person engaged in similar businesses in the jurisdictions in which the Business is currently conducted, or (z) as would not be material to the operation of the Business, violate, result in a breach of, or cause the termination or revocation of, any Authorization applicable to the Business; and

(iv)	subject to the receipt of any Required Consents, the Competition Act Approval and Other Governmental Approvals and any Authorizations required for the day-to-day operation of the Business in the Ordinary Course as would be reasonably apparent to a Person engaged in similar businesses in the jurisdictions in which the Business is currently conducted, result in any material violation of any material Law applicable to the Vendors or the Business;

(c)	Required Transaction Authorizations. There is no requirement on the part of any Vendor to make any filing with, give any notice to, or obtain any necessary consents, approvals or authorizations from, any Governmental Entity, as a condition to the lawful completion of the transactions contemplated by, or in connection with the execution, delivery and performance by any of the Vendors of this Agreement or any of the Ancillary Agreements to which it is a party, except for (i) the Competition Act Approval, (ii) any Other Governmental Approvals, and (iii) such other filings with, notices to, or consents, approvals or authorizations from, any Governmental Entity that, if not obtained, made or given, would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect;

(d)	Authorization; Execution and Binding Obligation. Each Vendor has full corporate power and authority to execute and deliver this Agreement and each of the Ancillary Agreements to which it will be a party as of the Closing, and to perform, or cause its Subsidiaries to perform, its obligations hereunder and thereunder. The execution, delivery and performance by each Vendor of this Agreement and each of the Ancillary Agreements to which it will be a party as of the Closing has been duly and validly authorized and no additional corporate or shareholder authorization or consent is required (or will be required) in connection with the execution, delivery and performance by any Vendor of this Agreement or any of the Ancillary Agreements to which it will be a party as of the Closing. This Agreement and each of the Ancillary Agreements to which any Vendor will be a party as of the Closing constitutes (or will constitute, upon execution as of the Closing) a valid and binding obligation of the Vendors, enforceable against such Persons in accordance with its terms subject only to any limitation under applicable Laws relating to (i) bankruptcy, winding-up, insolvency, reorganization, arrangement and other similar Laws of general application affecting creditors’ rights, and (ii) the discretion that a court may exercise in the granting of equitable remedies such as specific performance and injunction;

(e)	Conduct of Business in Ordinary Course. Except as to any Excluded Assets, Excluded Liabilities or as otherwise disclosed in any section of the Disclosure Letter, and except for the entering into of this Agreement, from the Interim Balance Sheet Date through the date hereof, the Vendors have carried on the Business in the Ordinary Course. Without limiting the generality of the foregoing, except as disclosed in Section 3.1(e) of the Disclosure Letter or any other section of the Disclosure Letter, none of the Vendors has from the Interim Balance Sheet Date to the date hereof (in each case solely in respect of the Business) taken any action that would be prohibited pursuant to Section 6.2 if taken after the date hereof;

(f)	No Material Adverse Effect. Since the Interim Balance Sheet Date, there has not been any Material Adverse Effect;

(g)	Compliance with Laws. Each of the Vendors is conducting the Business and has conducted the Business for the last two (2) years, in compliance with all Laws in all material respects and no written notice or warning from any Governmental Entity with respect to any material failure or alleged material failure of, or necessity for, the Vendors, the Business, or the Purchased Assets to comply with any Law has been received by the Vendors, nor, to the knowledge of the Vendors, is any such notice or warning proposed or threatened. The Vendors are not making any representation or warranty in this Section 3.1(g) with respect to Material Authorizations (which are addressed exclusively in Section 3.1(h)), Intellectual Property (which is addressed exclusively in Section 3.1(n)), Environmental Matters (which are addressed exclusively in Section 3.1(s)), Employees (which are addressed exclusively in Section 3.1(t)), Employee Plans (which is addressed exclusively in Section 3.1(u)), Taxes (which are addressed exclusively in Section 3.1(w)) or Privacy Laws (which are addressed exclusively in Section 3.1(bb)).

(h)	Material Authorizations. All categories of Authorizations material to the Vendors in respect of the Business are described in Section 3.1(h) of the Disclosure Letter (the “Material Authorizations”). Except as set forth in Section 3.1(h) of the Disclosure Letter, (i) each of the Vendors owns, holds, possesses or lawfully uses in the operation of the Business all Authorizations which are, in any material manner, necessary for it to conduct the Business as presently conducted by it or for the ownership and use by it of the Purchased Assets in compliance with all applicable Laws in all material respects, and (ii) each material Authorization which falls within a category of Material Authorizations is valid and in full force and effect, the Vendors are not in material default or breach of any material term or requirement of any of such Authorizations and no proceeding is pending or, to the knowledge of any of the Vendors, threatened to revoke or limit any of such Authorizations;

(i)	Title to Purchased Assets. Other than as set forth in Section 3.1(i) of the Disclosure Letter or Liens that are released in full prior to the Effective Time, each of the Vendors has good and marketable legal and beneficial title to all of the Purchased Assets (whether real, personal or mixed, and whether tangible or intangible) that it purports to own, and at the Effective Time such assets will be free and clear of all Liens except for Permitted Liens;

(j)	Condition of Tangible Assets. Except as set forth in Section 3.1(j) of the Disclosure Letter, the buildings, plants, structures, fixtures, equipment (including machinery, trucks, tractors, trailers and other Vehicles, freezers, refrigeration units and other warehouse materials, handling and computing equipment, packing, pallets and material office furniture) and other tangible personal property owned or leased by the Vendors that are currently used in the Business and included in the Purchased Assets are, generally, in good operating condition and repair in all material respects, normal wear and tear excepted;

(k)

Leases. None of the Vendors or their Subsidiaries is a party to, or is under any agreement to become a party to, any agreement with respect to the use or occupation of real property and improvements which are used or to be used in the Business other than the Leases, copies of which that are true, correct, and complete in all material respects have been made available to Scotland (or, if such Lease is entered into following the date hereof, true, correct, and complete in all material respects copies will be made available to Scotland promptly following the execution thereof). Each Lease is in good standing and, except as disclosed in Section 3.1(k) of the Disclosure Letter, creates a good and valid leasehold estate in the Leased Properties thereby demised and is in full force and effect without material amendment. With respect to each Lease: (i) no payment of rent or additional rent is delinquent in any material respect, (ii) there exists no material event of default or event, occurrence, condition or act (including the purchase of the Purchased Assets, but assuming the receipt of all applicable Consents or waivers of recapture rights, and the giving of all applicable notices, in each case as required by the terms of the applicable Lease) which, with the giving of notice, the lapse of time or the happening of any other event or condition, would become a material default under the Lease, by the Vendors or, to Vendors’ knowledge, by any other Party other than the Vendors under the Leases, and (iii) all of the covenants to be performed by any Vendor, and to the Vendors’ knowledge, any other party other than the Vendors under the Leases, have been performed in all material respects. The Leased Properties are served in all material respects by all utilities necessary for Scotland to carry on the Business from and after the Closing. Section 3.1(k) of the Disclosure Letter contains a list of all of the Leases as of the date hereof setting out, in respect of each Lease, a description of the leased premises by municipal address (or, in the event that the municipal address is not available, by a brief legal description), the name of the lessor and lessee, and the remaining current term of the Lease as of the date hereof;

(l)	Material Contracts. All of the Material Contracts as of the date hereof are set out or cross-referenced in Section 3.1(l) of the Disclosure Letter (which sets forth the parties and identifies any such Contracts that contain an express restriction on assignment), or, if such Material Contract is entered into following the date hereof, true, correct, and complete in all material respects copies will be made available to Scotland promptly following the execution thereof. “Material Contract” means any Contract (other than a Lease or any Contract in respect of an Excluded Asset):

(i)	which involves or may reasonably be expected to involve the payment (including any indemnification payment payable by any Vendor) to or by a Vendor of more than $25,000,000 over the remaining term of the Contract, or $10,000,000 in any one-year period (or portion thereof) during the remaining term of the Contract; provided, however, that no Contract that involves or may reasonably be expected to involve annual payments of not more than $1,000,000 per year shall be deemed a Material Contract pursuant to this Section 3.1(l)(i) as a result of such Contract not having a stated duration thereunder;

(ii)	which has an unexpired term that expressly terminates after December 31, 2015 or which does not have an expressed term and which may not be terminated other than for breach on fewer than 180 days’ prior notice to the applicable counterparty (other than (A) any Contract that would constitute a Permitted Lien described in clause (vi) of the definition of “Permitted Liens”, or (B) a Contract that would otherwise be captured by this clause 3.1(l)(ii) which is in respect of a single Real Property or Leased Property location);

(iii)	which contains a non-competition or non-solicitation covenant that restricts the Business (provided that, for the avoidance of doubt, an exclusivity covenant, or any other restrictive covenant that does not prohibit any Vendor from directly competing with any other Person, shall not be considered a non-competition covenant for purposes of this Section 3.1(l)(iii));

(iv)	between a Vendor and any Person with whom such Vendor does not deal at arms-length within the meaning of the Canadian Tax Act other than another Vendor;

(v)	providing for the assumption or guarantee of any liability or obligation in respect of the indebtedness for borrowed money by any Vendor of any other Person (other than any other Vendor); or

(vi)	for the employment of any Employee that is in writing and includes a provision for the payment of compensation on termination of employment in excess of minimum amounts required by Law;

(m)	No Breach of Material Contracts. Except as set out in Section 3.1(m) of the Disclosure Letter, and subject to the receipt of all applicable Consents, and the giving of all applicable notices, in each case as required by the terms of the applicable Material Contract required in connection with the Transactions: (i) each of the Vendors has performed all of the material obligations required to be performed by it to the extent such obligations have accrued under, and is entitled to all material benefits under, and is not alleged to be in material default of, any Material Contract; (ii) each of the Material Contracts is in full force and effect, unamended as of the date hereof (except as identified in this Agreement, including the Disclosure Letter), and, to the Vendors’ knowledge, there exists no material default or event of material default or event, occurrence, condition or act (including the purchase of the Purchased Assets) which, with the giving of notice, the lapse of time or the happening of any other event or condition, would become a material default or event of material default under any Material Contract; and (iii) true, correct and complete copies of all Material Contracts as of the date hereof have been made available to Scotland or its legal counsel;

(n)	Intellectual Property.

(i)	Attached as Section 3.1(n) of the Disclosure Letter is a complete and accurate list of all registrations and applications for registration for the Intellectual Property owned by the Vendors. The owned Intellectual Property, together with any Intellectual Property licensed by any of the Vendors and the Excluded IP, comprises all material intellectual property necessary to properly conduct the Business. The Vendors are the beneficial owners or licensees as of the Closing of the Intellectual Property, free and clear of all Liens other than Permitted Liens. Except in the case of Intellectual Property of which it is a licensee and except in respect of off-the-shelf commercially available software, none of the Vendors is a party to or bound by any contract or other obligation whatsoever that materially limits or impairs its ability to use, sell, transfer, assign or convey the Intellectual Property (other than as listed in Section 3.1(n) of the Disclosure Letter which provides particulars of all material limitations and impairments). Any Intellectual Property which is not owned by the Vendors is being used only with the consent of or license from the legal owner thereof, and all such consents and licenses are, to the knowledge of the Vendors, in full force and effect and are listed or described in Section 3.1(n) of the Disclosure Letter;

(ii)

Subject to the receipt of all Consents, if Scotland or any of its Affiliates continues to carry on the Business post-Closing in substantially the same way at the same locations as the Business is carried on by the Vendors, then neither the Transactions nor the operation of the Business by Scotland after Closing will violate or breach the terms of any contract or license in respect of Intellectual Property in any material respect or entitle the legal owner of the Intellectual Property not owned by any of the Vendors to terminate or modify any such contract or licenses in any material respect, or otherwise materially adversely affect Scotland’s rights under same. Other than pursuant to a license disclosed in Section 3.1(n) of the Disclosure Letter, no Person has been granted any interest in or right to use all or any material portion of the Intellectual Property. To the knowledge of the Vendors, the conduct of the Business does not infringe upon the intellectual property rights of any other Person. No claim of any infringements or breach of any intellectual property rights in Canada of any Person has been made or threatened, in writing or otherwise, against any of the Vendors or Parent, nor have any of the Vendors or Parent received, in the twelve (12) months immediately prior to the Closing, any notice that its conduct of the Business, including the use of the Intellectual Property, infringes upon or breaches any intellectual property rights of any Person, and none of the Vendors or Parent has any knowledge of any infringement or violation within the twelve (12) months immediately prior to the Closing of any of the rights in the Intellectual Property by any Person. None of the Vendors is aware of any state of facts that casts doubt on the validity or enforceability of any of the Intellectual Property which is material to the operation of the Business. The Vendors have provided Scotland with a true and complete copy of all Contracts that comprise or are related to the Intellectual Property, other than those in respect of any “off the shelf”, shrink-wrap software or that are not material to the operation of the Business. Following the Closing, none of the Vendors will retain or use the Intellectual Property other than the Excluded IP or pursuant to new licenses obtained by the Vendors where such retention or use would result in a violation of Section 6.16(a). The Vendors own or hold current and valid licenses for all material software used in the Business, including “off the shelf”, shrink-wrap software;

(iii)	The Vendors do not have in their possession copies of source code for any computer programs forming part of the Intellectual Property. The Intellectual Property consisting of software of which a Vendor is the author does not contain or utilize any encryption, enciphering or other similar technology other than as set forth in Section 3.1(n) of the Disclosure Letter. To the Vendors’ knowledge, the Intellectual Property consisting of computer programs does not contain any viruses, bugs, time locks, Trojan horses, back doors or other means by which they may be disabled or remotely accessed. All material computer programs included in the Intellectual Property operate in all material respects substantially within their specifications without substantial error or material defect;

(iv)	None of the representations or warranties contained in this Section 3.1(n) shall apply to the Excluded IP and all references herein to Intellectual Property in this Section 3.1(n) shall exclude the Excluded IP;

(o)	Inventories. The Inventory reflected in the Interim Balance Sheet, taken as a whole, generally consists (i) with respect to Inventory held for sale in the Business, of items that are of good and merchantable quality, and (ii) with respect to Inventory held for use or consumption (but not resale) in the operation of the Business, of items that are capable of being used in the production of products in the Ordinary Course, subject, in each case, only to reasonable reserves taken in a manner consistent with past practices or reserves reflected on the Parent Net Working Capital Statement;

(p)	Affiliates. Except as set forth in Section 3.1(p) of the Disclosure Letter, the Vendors do not have any Affiliates (other than other Vendors) that are engaged in the Business in Canada and do not hold any shares, securities or other ownership, equity or proprietary interests in any other such Person. Section 1.1(a) of the Disclosure Letter sets forth a description of the business function and assets (if any) of each Excluded Entity. No Excluded Entity owns any asset that, if owned by any Vendor, would be a Purchased Asset;

(q)	Books and Records. All accounting and financial Books and Records accurately reflect all material transactions of the Business in all material respects. The Books and Records and other data and information are not recorded, stored, maintained, operated or otherwise wholly or partly dependent upon or held by any means (including any electronic, mechanical or photographic process, whether computerized or not) which is not available to the Vendors in the Ordinary Course;

(r)	Financial Statements.

(i)	The Financial Statements have been prepared in accordance with US GAAP (except, in the case of the unaudited financial statements, for the absence of footnotes and any year-end adjustments) applied, except as disclosed in Section 1.1(c) of the Disclosure Letter, consistently throughout the periods to which they relate. Except as set forth therein, the Financial Statements present fairly, in all material respects, the consolidated financial position, statement of operations, stockholders’ equity and cash flows of London and its subsidiaries, at the respective dates set forth therein and for the respective periods covered thereby. True, correct and complete copies of the Financial Statements are attached at Section 1.1(c) of the Disclosure Letter;

(ii)	The Target Net Working Capital has been prepared in good faith on the basis of the Books and Records and in accordance with the Working Capital Procedures.

(s)	Environmental Matters. Except as set forth in Section 3.1(s) of the Disclosure Letter or in any report referenced in Section 3.1(s) of the Disclosure Letter (copies of which have been made available to Scotland):

(i)	to the knowledge of the Vendors, subject to the receipt of all applicable Consents, no material environmental Authorization (not including Required Consents) will become void or voidable as a result of the Transactions, and no notice or warning has been received from any Governmental Entity with respect to any material failure or alleged material failure of, or the necessity any of the Vendors to have any environmental Authorization required in connection with the conduct of the Business, except where such failure has been fully resolved or cured or other required action taken, nor is any such notice or warning proposed or threatened;

(ii)	to the knowledge of the Vendors, none of the Leased Properties or the Real Property (i) has ever been used by any Person as a waste disposal site or as a licensed landfill, or (ii) has ever had asbestos, asbestos-containing materials, PCBs (excluding capacitors, light ballasts and transformers, if any, still in use), or radioactive substances located on, at or under them;

(iii)	to the knowledge of the Vendors, no Hazardous Material has been discharged in violation of any Environmental Laws in any material respect at, on or under the Leased Properties or the Real Property such that any material clean up or remediation responsibility has been or may be properly imposed upon any of the Vendors;

(iv)	none of the Vendors or their Subsidiaries has been during the past two (2) years, nor is it, the subject of any material federal, provincial, state, local or private claim, litigation or proceeding involving a demand for damages or other potential liability with respect to violations of, or liability under any Environmental Laws in respect of the Business, the Leased Properties or the Real Property, and, to the knowledge of the Vendors, there are no facts, conditions or circumstances, including any violations of any Environmental Laws, which are reasonably likely to result in such a claim, litigation or proceeding in respect of the Business or the Leased Properties or the Real Property;

(v)	none of the Vendors or their Subsidiaries has received any written notice from any Governmental Entity during the past two (2) years requiring it to (i) alter the Leased Properties or the Real Property in any material respect in order to be in compliance with Environmental Laws, or (ii) perform or pay any material costs of any environmental closure, decommissioning, rehabilitation, restoration or post-remedial investigations, on, about, or in connection with the Leased Properties or the Real Property; and

(vi)	to the knowledge of the Vendors, there are no Environmental Laws that would require any of the Vendors to obtain approval of or provide notice to any Governmental Entity as a condition to the consummation of the Transactions.

To the knowledge of the Vendors, Section 3.1(s) of the Disclosure Letter lists, as of the date hereof, all material reports and documents relating to the environmental matters affecting the Business, the Leased Properties or the Real Property prepared by or for or in the possession of, the Vendors, and true, correct, and complete copies of all such reports and documents have been made available to Scotland. To the knowledge of the Vendors, no such reports contain any material misstatements or omissions and there are no other material reports or documents relating to environmental matters affecting the Vendors in respect of the Leased Properties or the Real Property which have not been made available to Scotland whether by reason of confidentiality restrictions or otherwise;

(t)	Employees. Except as set forth in Section 3.1(t) of the Disclosure Letter:

(i)	each of the Vendors is in compliance in all material respects with all terms and conditions of employment and all Laws respecting employment and employment practices, including wages and hours of work, human rights, occupational health and safety and pay equity in respect of the Employees and, there are no material outstanding claims, complaints, investigations or orders under such Laws in respect of the Employees;

(ii)	as of the date hereof, there are no collective agreements or similar agreements in force with respect to the Employees other than the Collective Agreements set out in Section 3.1(t) of the Disclosure Letter, copies of which have been made available to Purchaser;

(iii)	to the knowledge of any of the Vendors, there are no threatened or pending union organizing activities involving the Employees. There is no labour strike, dispute, work slowdown or stoppage pending or involving or, to the knowledge of the Vendors, threatened against any of the Vendors in respect of the Business and no such event has occurred within the last two (2) years;

(iv)	no trade union has applied to have any of the Vendors declared a common employer pursuant to the Labour Relations Code (Alberta) or any similar legislation in any of the Provinces within the last two (2) years;

(v)	all amounts due or accrued due for (i) all salary, wages, bonuses, commissions, vacation with pay and sick time, (ii) severance pay, or (iii) benefits under the Employee Plans, have either been paid or are properly reflected in the Books and Records and the Financial Statements;

(vi)	there are no notices of assessment, provisional assessment, reassessment, supplementary assessment, penalty assessment or increased assessment, except for annual workers’ compensation assessments received in the Ordinary Course (collectively, “Workers’ Comp. Assessments”) or any other communications related thereto which any of the Vendors has received from the Ontario Workplace Safety and Insurance Board or any similar worker safety or insurance authority in the Provinces in the twenty-four (24) month period prior to the date hereof or the Closing Date. There are no outstanding material Workers’ Comp. Assessments, penalties, fines, liens, charges, surcharges, or other amounts due or owing on the date hereof or which will be due or owing at the Closing pursuant to any workers’ compensation legislation in respect of the Business and to the knowledge of any of the Vendors, no audit of the Business is currently being performed pursuant to any applicable workers’ compensation legislation. To the knowledge of the Vendors, there are no facts or circumstances which may materially affect the Vendors’ current accident cost experience in respect of the Business pursuant any applicable workers’ compensation legislation, regulations or rules; and

(vii)	no Employees have been promised or are otherwise entitled to any bonus, increase in compensation or other benefit that is contingent on the completion of the Transactions, for which Purchaser or any of its Affiliates would be responsible following the Closing;

(u)	Employee Plans.

(i)	Section 3.1(u) of the Disclosure Letter lists all material Employee Plans and Union Plans as of the date hereof. The information provided by the Vendors with respect to each material Employee Plan is, or with respect to such information to be delivered after the date hereof will be, true, correct and complete. The information provided by the Vendors with respect to each material Union Plan, or with respect to information to be delivered after the date hereof in respect of each such material Union Plan, will be complete versions of all material information supplied to the Vendors by the trustees of such plans, and, to the knowledge of the Vendors, will be true and correct in all material respects. None of the Vendors sponsors a registered pension plan, as such term is defined in section 248(1) of the Canadian Tax Act, other than the London Retirement Plan and the London Pension Plan. Parent does not sponsor any registered pension plans for the Employees. To the knowledge of the Vendors, no changes have occurred which would materially affect the information contained in the financial statements or asset statements required to be provided to Scotland pursuant to Section 6.11(j)(i);

(ii)	All obligations regarding the material Employee Plans, including the obligations of the Vendors, and the Vendors’ obligations in respect of the Union Plans, have been satisfied in all material respects, there are no outstanding material defaults or violations by any Person in relation to any material Employee Plan and no material amount of Tax, penalties or fees are owing or exigible under any of such Employee Plans;

(iii)	To the knowledge of the Vendors, no Employee Plan is subject to any pending investigation, examination or other proceeding, action or claim initiated by any Governmental Entity, or by any other Person, and there exists no state of facts which would reasonably be expected to give rise to any such investigation, examination or other proceeding, action or claim or to affect the registration of any Employee Plans required to be registered;

(iv)	All of the Employee Plans are and have been established, registered, qualified, amended, funded, invested and administered, in all material respects, in accordance with all Laws applicable to the Employee Plans, the Canadian Association of Pension Supervisory Authorities Guidelines for Capital Accumulation Plans (in respect of the London Pension Plan and the London Retirement Plan only), Collective Agreements and the terms of such Employee Plans;

(v)	To the knowledge of the Vendors, no step has been taken, no event has occurred and no condition or circumstance exists that has resulted in or could be reasonably expected to result in any Employee Plan being ordered or required to be terminated or wound up in whole or in part or having its registration under Laws refused or revoked, or being placed under the administration of any trustee or receiver or Governmental Entity or being required to pay any material amount of Tax, fees, penalties or levies under Laws. Where any Employee Plan which is a registered pension plan has been partially or fully terminated or wound up, all assets, including any surplus, attributable to such partial or full termination or wind-up has been fully distributed in accordance with all Laws or where such distribution of assets is pending, the amount of surplus attributable to such partial or full termination or wind-up together with the date as of which such amount is determined is disclosed in Section 3.1(u) of the Disclosure Letter;

(vi)	As of the Effective Time, other than as disclosed in Section 3.1(u) of the Disclosure Letter, there are no unfunded liabilities in respect of the London Retirement Plan or the London Pension Plan;

(vii)

All mergers of Employee Plans, withdrawals of funds from Employee Plans, transfers of assets to or from other pension, retirement or benefit plans to or from any of the Employee Plans, contribution holidays in respect of any Employee Plans, distributions including payments of fees and expenses that have been made from the assets of the Employee Plans and conversions of Employee Plans from defined benefit to defined contribution, have been made or effected, in all material respects, in accordance with the terms of the respective Employee Plan, applicable agreements and Laws. Any withdrawals or transfers of assets from any Employee Plan that were not made with the consent of any applicable member of the Employee Plan, have been in all material respects made in accordance with the terms of such Employee Plan, including the terms of any documents in respect of such Employee Plan, and all Laws and occurred with the consent of any applicable Governmental Entity (where required);

(viii)	To the knowledge of the Vendors, nothing has been done or omitted to be done by the Vendors that could make any insurance policy or any other Contract or agreement affecting any Employee Plan void or voidable. Except as set out in Section 3.1(u) of the Disclosure Letter, no insurance policy or any other Contract or agreement affecting any Employee Plan requires or permits a retroactive increase in premiums or payments due thereunder, or requires additional premiums or payments on termination of the Employee Plan or any insurance policy, Contract or agreement relating thereto;

(ix)	Except as set out in Section 3.1(u) of the Disclosure Letter, no Employee Plan provides for payment of any amount or benefit, the increase of an amount or benefit, forgiveness of indebtedness, the acceleration of contributions or funding, the payment of a contingent benefit or the acceleration of the payment or vesting of a benefit by reason of the execution of this Agreement or the Transactions;

(x)	To the knowledge of the Vendors, there have been no improper withdrawals, applications or transfers of assets from any material Employee Plan or the trusts or other funding media relating thereto that remain outstanding and unremedied;

(xi)	Other than as set out in Section 3.1(u) of the Disclosure Letter, no material amendments have been made to any material Employee Plan and no commitments to improve or amend or create any material Employee Plan has been made, or promised by any of the Vendors, nor has any intention or commitment to do any of the foregoing been communicated to any current or former employee;

(xii)	All current and former employee data reasonably necessary to administer each material Employee Plan is in the possession of any of the Vendors or their agents and is in a form which is sufficient for the proper administration of each such Employee Plan in accordance with its terms and all Laws and such data is complete and correct in all material respects;

(xiii)	All contributions or premiums required to be paid and all reports or other filings required to be made by any of the Vendors in respect of material Employee Plans and Union Plans under the terms of any such Employee Plan or Union Plan or by Laws have been made in a timely fashion in accordance with the terms of such Employee Plans, the Union Plans and all Laws;

(xiv)	None of the Employee Plans provides benefits to retired employees or to the beneficiaries or dependants of retired employees other than the London Retirement Plan or the London Pension Plan or as set out in Section 3.1(u) of the Disclosure Letter; and

(xv)	There are no amounts due to Employees or past Employees pursuant to any profit sharing or bonus arrangements;

(v)	Litigation. Except as listed in Section 3.1(v) of the Disclosure Letter, there are no material grievances, actions, suits or proceedings, at law or in equity, by any Person nor any arbitrations, or administrative or other proceedings by or before (and, to the knowledge of the Vendors, any investigation by) any Governmental Entity pending, or, to the knowledge of the Vendors, threatened against or adversely affecting any of the Vendors, the Business or any of the Purchased Assets. Neither the Business, the Purchased Assets, nor any of the Vendors in respect of the Business or the Purchased Assets is subject to any outstanding material judgment, order or decree entered in any lawsuit or proceeding. Except as listed in Section 3.1(v) of the Disclosure Letter, none of the Vendors is the plaintiff or complainant in any outstanding action, suit or proceeding in respect of the Business or the disposition of which would be reasonably expected to materially affect the Business;

(w)	Taxes.

(i)	None of the Vendors is a non-resident of Canada within the meaning of the Canadian Tax Act. None of the Vendors carries on any business or owns any assets outside of the Provinces;

(ii)	The Vendors have collected and remitted the applicable GST from the Employee Plans and all GST payable by the Employee Plans has been paid;

(iii)	There are no Liens for Taxes (other than Permitted Liens) against the Purchased Assets. None of the Purchased Assets is the subject of any trust (other than a Permitted Lien) arising under any applicable Law relating to Taxes;

(iv)	The material Taxes required to be deducted, withheld or remitted by any of the Vendors under any applicable Law from amounts paid or credited by the Vendors to or for the account or benefit of any Person, including material Taxes on payments to any of its present or former employees, officers or directors and material Taxes on payments to any Person who is a non-resident of Canada, have been properly deducted, withheld and remitted on a timely basis to the appropriate Governmental Entity;

(v)	Each of the Vendors, if required, is registered for purposes of the Excise Tax Act (Canada) and the GST or provincial sales tax registration numbers are set forth in Section 3.1(w) of the Disclosure Letter;

(vi)	No failure, if any, of a Vendor or its Affiliates to duly and timely withhold, remit, collect or pay all Taxes, including all instalments on account of Taxes for the current year, that it is obligated to withhold, remit, collect or pay will result in any Lien on any of the Purchased Assets; and

(vii)	There are no proceedings, investigations, audits or claims now pending or threatened against any Vendor or its Affiliates in respect of any Taxes, and there are no matters under discussion, audit or appeal with any Governmental Entity relating to Taxes, which in either case will result in any Lien on any of the Purchased Assets;

(x)	Real Property. The Real Property is served in all material respects by all utilities necessary for Scotland to carry on the Business from and after the Closing. Other than as set forth in Section 3.1(x) of the Disclosure Letter and assuming Scotland continues to operate the Business in substantially the same manner as it was operated by the Vendors immediately prior to Closing, there are no outstanding rights of first refusal, options to purchase, rights of first option or similar rights affecting the Real Property which are exercisable as a result of the Transactions other than third party rights recorded on title to the Real Property.

(y)	Liabilities. Except as and to the extent disclosed by the Vendors to Scotland in the Disclosure Letter or disclosed or specifically provided for in the Financial Statements, the Vendors have no material liabilities of any nature, whether accrued, absolute, contingent or otherwise, and whether due or to become due, other than (i) such liabilities arising in the Ordinary Course or otherwise incurred as permitted by this Agreement, including Sections 6.2 and 6.3, after the Interim Balance Sheet Date, as would not reasonably be expected, individually or in the aggregate, to have a Material Adverse Effect, (ii) current liabilities reflected in the determination of Net Working Capital, (iii) liabilities related to environmental matters (which are addressed exclusively by the representations under Section 3.1(s)), and (iv) liabilities to be fully satisfied in the Ordinary Course prior to Closing.

(z)	Insurance. Section 3.1(z) of the Disclosure Letter sets forth a list of the material insurance coverages maintained by Parent or the Vendors in respect of the Purchased Assets as of the date hereof. The Vendors currently maintain (or are otherwise covered by) insurance with respect to the Leased Properties in the amounts required under each Lease and such policies are in full force and effect and premiums due thereon have been paid. Except as set out in Section 3.1(z) of the Disclosure Letter, there have been no material paid claims under any insurance policies maintained by the Vendors for the benefit of the Business over the past two (2) calendar years prior to the date hereof;

(aa)	Pharmacy Operations. The pharmacies operated by the Vendors are properly licensed and, except for non-material human errors, all prescriptions filled in the operation of the Business have been filled in compliance in all material respects with all applicable Laws governing the operation of a pharmacy;

(bb)	Privacy Laws. The Vendors have complied with all Applicable Privacy Laws in all material respects and there are no outstanding complaints or investigations before any Governmental Entity pursuant to Applicable Privacy Laws made or being taken against the Vendors; and

(cc)	Business and Sufficiency. Except as set forth in Section 3.1(p) of the Disclosure Letter, the Business constitutes the business carried on by the Vendors and Parent in Canada. The Purchased Assets, together with (x) the Excluded Assets, (y) assets used in connection with the services provided under the Transitional Services Agreement and (z) assets incidental to administrative services provided to the Business by Parent and its Affiliates (other than the Vendors), and subject to the receipt of all Consents, constitute all of the material tangible assets used in the conduct of the Business by the Vendors and are, to the knowledge of the Vendors, sufficient to permit the operation of the Business in substantially the same manner as conducted by the Vendors on the date hereof.

ARTICLE 4

REPRESENTATIONS AND WARRANTIES OF PARENT AND US HOLDCO

4.1	Representations and Warranties of Parent and US Holdco.

Parent and US Holdco hereby represent and warrant as follows to Scotland and acknowledge and confirm that Scotland is relying upon the representations and warranties in connection with the purchase by Scotland of the Purchased Assets and the assumption of the Assumed Liabilities:

(a)	Incorporation and Qualification. Each of Parent and US Holdco is incorporated, organized and subsisting under the laws of Delaware. Parent directly or indirectly owns all of the issued and outstanding capital of US Holdco. US Holdco directly owns all of the issued and outstanding capital of London and all of such shares are fully paid and non-assessable and have been issued in compliance with all applicable Laws;

(b)	Material Consents and Approvals; No Violations. The execution, delivery and performance by each of Parent and US Holdco of this Agreement and each of the Ancillary Agreements to which it is a party, do not:

(i)	conflict with or violate any terms or provisions of its certificate of incorporation or by-laws;

(ii)	except as set forth in Section 4.1(b)(ii) of the Disclosure Letter or as would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect, violate, conflict with, result in the loss of any material benefit under, constitute a default (or an event which, with notice or lapse of time, or both, would constitute a default) under, require a Consent or notice to be obtained or given prior to the Closing under, or result in the termination of any note, bond, mortgage, indenture, deed of trust, license, lease, agreement or other instrument or obligation to which Parent or US Holdco, as applicable, is a party, or by which it or its rights, properties or assets (other than the Business or the Purchased Assets) may be bound or affected;

(iii)	result in a breach of, or cause the termination or revocation of, any material Authorization that is necessary for it to perform its obligations under this Agreement and each of the Ancillary Agreements to which it is a party, or to consummate the Transactions; and

(iv)	subject to the receipt of any Required Consents, the Competition Act Approval and Other Governmental Approvals, result in any material violation of any material Law applicable to Parent or US Holdco;

(c)	Required Transaction Authorizations. There is no requirement on the part of Parent or US Holdco to make any filing with, give any notice to, or obtain any necessary consents, approvals or authorizations from, any Governmental Entity, as a condition to the lawful completion of the transactions contemplated by, or in connection with the execution, delivery and performance by any of the Vendors, Parent or US Holdco of this Agreement or any of the Ancillary Agreements to which any of them is a party, except for (i) the Competition Act Approval, (ii) any Other Governmental Approvals, and (iii) such other filings with, notices to, or consents, approvals or authorizations from, any Governmental Entity that, if not obtained, made or given, would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect;

(d)

Authorization; Execution and Binding Obligation. Each of Parent and US Holdco has full corporate power and authority to execute and deliver this Agreement and each of the Ancillary Agreements to which it will be a party as of the Closing, and to perform its obligations hereunder and thereunder. The execution, delivery and performance by each of Parent and US Holdco of this Agreement and each of the Ancillary Agreements to which it will be a party as of the Closing has been duly and validly authorized and no additional corporate or shareholder authorization or consent is required in connection with the execution, delivery and performance by Parent or US Holdco of this Agreement or any of the Ancillary Agreements to which it will be a party as of the Closing. This Agreement and each of the Ancillary Agreements to which Parent or US Holdco will be a party as of the Closing constitutes (or will constitute, upon execution as of the Closing) a valid and binding obligation of Parent or US Holdco, as applicable, enforceable against Parent or US Holdco, as applicable, in accordance with its terms subject only to any limitation under applicable Laws relating to (i) bankruptcy, winding-up, insolvency, reorganization, arrangement and other similar Laws of general application affecting creditors’ rights, and (ii) the discretion that a court may exercise in the granting of equitable remedies such as specific performance and injunction.

(e)	No Other Agreements to Purchase. Except for Scotland’s and Commonwealth’s rights under this Agreement, no other Person has any agreement, option or warrant or any right or privilege (whether by Law, pre-emptive or contractual) for the acquisition of the Business.

(f)	Litigation. There are no material actions, suits or proceedings, at law or in equity, by any Person nor any other proceeding by or before any Governmental Entity pending, or, to the knowledge of Parent, threatened, against Parent or any of its Affiliates (other than the Vendors) that would be reasonably expected to materially impair or delay the consummation of the Transactions. Neither Parent nor any of its Affiliates (other than the Vendors) is currently subject to any outstanding material judgment, order or decree entered in any lawsuit or proceeding that would materially adversely affect the Business following the Closing or would materially impair or delay the consummation of the Transactions.

ARTICLE 5

REPRESENTATIONS AND WARRANTIES OF SCOTLAND AND COMMONWEALTH

5.1	Representations and Warranties of Scotland and Commonwealth.

Each of Scotland and Commonwealth, jointly and severally, hereby represents and warrants as follows to Parent and the Vendors and acknowledges and confirms that Parent and the Vendors are relying on such representations and warranties in connection with the sale by the Vendors of the Purchased Assets:

(a)	Incorporation and Corporate Power. Scotland is incorporated, organized and subsisting under the laws of Nova Scotia. Commonwealth is incorporated, organized and subsisting under the laws of Nova Scotia. Each of Scotland and Commonwealth has the corporate power and authority to enter into and perform its respective obligations under this Agreement and each of the Ancillary Agreements to which it is a party;

(b)	Material Consents and Approvals; No Violations. The execution, delivery and performance by each of Scotland and Commonwealth of this Agreement and each of the Ancillary Agreements to which it is a party, do not:

(i)	conflict with or violate any terms or provisions of its certificate of incorporation or by-laws;

(ii)

except as would not reasonably be expected, individually or in the aggregate, to adversely affect its ability to perform its obligations under this Agreement and each of the Ancillary Agreements to which it is a party, and to consummate the

Transactions, violate, conflict with, result in the loss of any material benefit under, constitute a default (or an event which, with notice or lapse of time, or both, would constitute a default) under, require a Consent or notice to be obtained or given prior to the Closing under, or result in the termination of any note, bond, mortgage, indenture, deed of trust, license, lease, agreement or other instrument or obligation to which it is a party, or by which it or its rights, properties or assets may be bound or affected;

(iii)	result in a breach of, or cause the termination or revocation of, any material Authorization held by it that is necessary for it to perform its obligations under this Agreement and each of the Ancillary Agreements to which it is a party, and to consummate the Transactions; and

(iv)	subject to the receipt of any Required Consents, the Competition Act Approval and Other Governmental Approvals, result in any material violation of any material Law applicable to it;

(c)	Required Transaction Authorizations. There is no requirement to make any filing with, give any notice to, or obtain any necessary consents, approvals, authorizations and filings of or with any Governmental Entity, as a condition to the lawful completion of the transactions contemplated by, or in connection with the execution, delivery and performance by either of Scotland or Commonwealth of, this Agreement and each of the Ancillary Agreements to which it is a party, except for (i) the Competition Act Approval, (ii) any Other Governmental Approvals, and (iii) such other filings with, notices to, or consents, approvals, authorizations and filings of or with any Governmental Entity that, if not obtained, made or given, would not reasonably be expected, individually or in the aggregate, to adversely affect its ability to perform its obligations under this Agreement and each of the Ancillary Agreements to which it is a party, and to consummate the Transactions;

(d)	Authorization; Execution and Binding Obligation. Each of Scotland and Commonwealth has full corporate power and authority to execute and deliver this Agreement and each of the Ancillary Agreements to which Scotland or Commonwealth will be a party as of the Closing, and to perform its obligations hereunder and thereunder. The execution, delivery and performance by each of Scotland and Commonwealth of this Agreement and each of the Ancillary Agreements to which it will be a party as of the Closing has been duly and validly authorized and no additional corporate or shareholder authorization or consent is required (or will be required) in connection with the execution, delivery and performance by any of Scotland and Commonwealth of this Agreement or any of the Ancillary Agreements to which it will be a party as of the Closing. This Agreement and each of the Ancillary Agreements to which each of Scotland and Commonwealth will be a party as of the Closing constitutes (or will constitute, upon execution as of the Closing) a valid and binding obligation of Scotland or Commonwealth, as applicable, enforceable against it in accordance with its terms subject only to any limitation under applicable Laws relating to (i) bankruptcy, winding-up, insolvency, reorganization, arrangement and other similar Laws of general application affecting creditors’ rights, and (ii) the discretion that a court may exercise in the granting of equitable remedies such as specific performance and injunction;

(e)

Solvency. Neither Scotland nor Commonwealth is an insolvent person within the meaning of the Bankruptcy and Insolvency Act (Canada) nor has Scotland or Commonwealth made an assignment in favour of its creditors nor a proposal in bankruptcy to its creditors or any class thereof nor had any petition for a receiving order presented in respect of it. Neither Scotland nor Commonwealth has initiated proceedings with respect to a compromise or arrangement with its creditors or for its winding up, liquidation or dissolution. No receiver has been appointed in respect of Scotland or Commonwealth or their respective property or assets and no execution or distress has been levied upon any of the property or assets of Scotland or Commonwealth. No act or proceeding has been taken or authorized by or against Scotland or Commonwealth with respect to any amalgamation, merger, consolidation, arrangement or reorganization of, or relating to, Scotland or Commonwealth nor have any such proceedings been authorized by any other Person. Immediately after giving effect to the Transactions, each of Scotland, Commonwealth and their respective Affiliates shall be able to pay its debts as they become due and shall own property which has a fair saleable value greater than the amounts required to pay its debts (including a reasonable estimate of the amount of all contingent liabilities), and adequate capital to carry on its business. No transfer of property is being made and no obligation is being incurred in connection with the Transactions with the intent to hinder, delay or defraud either present or future creditors of Scotland, Commonwealth or any of their respective Affiliates;

(f)	GST Registration. Purchaser is registered for GST purposes under Part IX of the Excise Tax Act (Canada), and its registration number is 86872 8536 RT0001; and

(g)

Purchaser Financing. Scotland has delivered to Parent a true, complete and correct copy of an executed commitment letter (together with the associated term sheets attached thereto, the “Commitment Letter”) and a fee letter, in each case, dated as of the date hereof, between Purchaser and The Bank of Nova Scotia (the “Lender”) (the Commitment Letter and the Fee Letter are herein collectively referred to as the “Financing Commitment”), redacted with respect to the amount of fees payable and certain other financial terms, pursuant to which the Lender has committed, upon the terms and subject to the conditions set forth therein, to lend the amounts set forth in the Financing Commitment (the “Financing”). The Financing Commitment has not been amended or modified prior to the date of this Agreement, and, as of the date hereof, the commitments contained in the Financing Commitment have not been withdrawn, terminated, rescinded or reduced in any respect. As of the date hereof, there are no other agreements, side letters or arrangements to which Purchaser or any of its Affiliates is a party relating to the Financing Commitment that could adversely affect the availability of the Financing or otherwise directly or indirectly reduce the amount of the Financing Commitment in whole or in part. As of the date hereof, the Financing Commitment is in full force and effect and constitutes a legally valid and binding obligation of Purchaser, and, to the knowledge of Purchaser, the Lender. As of the date hereof, there are no conditions precedent or other contractual contingencies between Purchaser and any other party to the Financing Commitment related to the funding of the full amount of the Financing, other than as expressly set forth in the Financing Commitment. The proceeds to be disbursed pursuant to the agreements contemplated by the Financing Commitment, in the aggregate and together with the available cash, cash equivalents and marketable securities of Purchaser, will be sufficient for Purchaser to pay all amounts due hereunder (including all related fees and expenses) at the Closing. As of the date hereof, no event has occurred that would result in any breach or violation of or constitute a default (or an event which with notice or lapse of time or both would become a default) by Purchaser under the Financing Commitment. Assuming the accuracy of the representations and warranties of the Vendors and Parent hereunder, as of the date hereof, Purchaser does not have any reason to believe that any of the conditions to the Financing Commitment will not be satisfied or that the Financing will not be available to Purchaser on the Closing Date. Purchaser has fully paid all commitment fees or other fees required to be paid on or prior to the date hereof pursuant to the Financing Commitment.

(h)	Litigation. There are no material actions, suits or proceedings, at law or in equity, by any Person nor any other proceeding by or before any Governmental Entity pending, or, to the knowledge of Scotland or Commonwealth, threatened, against Scotland or Commonwealth or any of their respective Affiliates that would reasonably be expected to materially impair or delay the consummation of Transactions. Neither Scotland, Commonwealth nor any of their respective Affiliates is currently subject to any outstanding material judgment, order or decree entered in any lawsuit or proceeding that would materially impair or delay the consummation of Transactions.

(i)	Non-Reliance; Due Diligence and Projections. Each of Scotland and Commonwealth agrees and acknowledges as follows:

(i)	Except for the representations and warranties expressly set forth in Articles III and IV, as modified by the Disclosure Letter, and in the Ancillary Agreements, none of the Vendors nor any of their respective subsidiaries, stockholders, Affiliates or representatives or any other Person has made or is making any other representations or warranties, promises, covenants, agreements or guarantees, statutory, common law or otherwise, of any nature, oral or written, past, present or future, including any other representations or warranties, express or implied, as to the condition, merchantability or suitability of any of the Purchased Assets, with respect to the Vendors or the Business, or with respect to any other information (including with respect to the accuracy or completeness thereof), provided by or on behalf of such Vendor or any of its representatives, with respect to, or in connection with, the negotiation, execution or delivery of this Agreement or the Transactions, notwithstanding the delivery or disclosure to Scotland, Commonwealth or their representatives of any documentation or other information with respect to any one or more of the foregoing, including in certain “data rooms,” management presentations or tax or other information provided or made available to Scotland, Commonwealth and their representatives in anticipation or contemplation of any of the Transactions (all of which are hereby expressly disclaimed). Neither Purchaser nor Commonwealth has relied upon, or been induced to enter into this Agreement or any Ancillary Agreement by, any representations, warranties, covenants, conditions, understandings or other agreements, express or implied, collateral, statutory or otherwise, except those specifically and expressly set forth in this Agreement or any Ancillary Agreement;

(ii)	Purchaser is voluntarily purchasing the Purchased Assets and assuming the Assumed Liabilities based on its judgment and not in reliance on any verbal or written representations by any Vendor or any representative thereof regarding the prospective profits or revenue generated by the Business subsequent to Closing, except such representations, if any, as set forth in this Agreement; and

(iii)

In connection with the due diligence investigation of the Vendors and the Business by and on behalf of Scotland and Commonwealth, Scotland and Commonwealth and their representatives have received and may continue to receive from Vendors or their representatives certain estimates, projections, forecasts and other forward-looking information, as well as certain business plan information, regarding the Vendors and the Business. Each of Scotland and Commonwealth hereby acknowledges that there are uncertainties inherent in attempting to make such estimates, projections, forecasts and other forward-looking statements, as well as in such business plans, with which each of Scotland and Commonwealth is familiar, that each of Scotland and Commonwealth is taking full responsibility for making its own evaluation of the adequacy and accuracy of all estimates, projections, forecasts and other forward-looking information, as well as such business plans, so furnished to it (including the reasonableness of the assumptions underlying such estimates, projections, forecasts, forward-looking information or business plans), and that each of Scotland and Commonwealth will have no claim against any of the Vendors, or any of their respective shareholders, Affiliates or representatives, with respect thereto, except as specifically set forth in any representation or warranty contained in this Agreement. For the avoidance of doubt, each of Scotland and Commonwealth hereby acknowledges that none of the Vendors or any of their respective shareholders, Affiliates or representatives, has made or is making any representation or warranty with respect to such estimates, projections, forecasts, forward-looking statements or business plans (including the reasonableness of the assumptions underlying such estimates, projections, forecasts, forward-looking statements or business plans).

ARTICLE 6

COVENANTS OF THE PARTIES

6.1	Conduct of Business Prior to Closing.

Except as provided in or specifically contemplated by this Agreement, as set forth in Section 6.1 of the Disclosure Letter, as consented to by Purchaser (such consent not to be unreasonably withheld, conditioned or delayed) or as required by Law, during the Interim Period, the Vendors will, and Parent shall cause the Vendors to, conduct the Business in the Ordinary Course.

6.2	Prohibited Activities.

Without limiting the generality of Section 6.1, except as provided in or specifically contemplated by this Agreement or any Ancillary Agreement, as set forth in Section 6.1 of the Disclosure Letter, as consented to by Purchaser (such consent not to be unreasonably withheld, conditioned or delayed) or as required by Law or the terms of any Material Contract or Lease, or as relates solely to any Excluded Assets or Excluded Liabilities, the Vendors will not and will not permit their Subsidiaries to, and Parent shall not and shall cause the Vendors not to, do any of the following with respect to the Business:

(a)	sell, transfer or otherwise dispose of any assets, except for (i) assets which are obsolete, (ii) assets having a value, individually or in the aggregate, not exceeding $2,000,000, or (iii) Inventory disposed of in the Ordinary Course;

(b)	other than in accordance with the budget set forth in Section 6.2(b) of the Disclosure Letter, make any commitment for any capital expenditure which forms or will form part of the Assumed Liabilities, which individually or in the aggregate, exceeds $3,000,000;

(c)	other than in the Ordinary Course, increase in any material respect the number of Employees, grant or promise any material general increase in the rate of wages, salaries, bonuses, pension entitlements or other remuneration of Employees or make or promise any additional material bonus, profit sharing, retirement benefits or other incentive payment or distribution to any Employee;

(d)	other than in the Ordinary Course, enter into or materially amend any written employment agreement (excluding employment agreements arising as a matter of law) (it being agreed that the Vendors shall use commercially reasonable efforts to give Purchaser reasonable advance notice of, and to consult with Purchaser regarding, any new written employment agreements involving annual compensation of $150,000 or more, or material amendments of such agreements that would reasonably be expected to materially increase the obligations of Purchaser following the Effective Time);

(e)	other than in the Ordinary Course, enter into or materially amend a collective agreement applicable to any of the Employees (it being agreed that the Vendors shall use commercially reasonable efforts to give Purchaser reasonable advance notice of, and to consult with Purchaser regarding, any such new collective agreements or material amendments that would reasonably be expected to materially increase the obligations of Purchaser following the Effective Time);

(f)	other than in the Ordinary Course, write off as uncollectible any Accounts Receivable, which individually or in the aggregate is in excess of $2,000,000;

(g)	other than in the Ordinary Course, terminate (other than for cause), enter into, renew or amend any Material Contracts (it being agreed that the Vendors shall use commercially reasonable efforts to give Purchaser reasonable advance notice of, and to consult with Purchaser regarding, any such termination, new Material Contract or renewal or amendment that would reasonably be expected to materially increase the obligations of Purchaser following the Effective Time);

(h)	other than in the Ordinary Course, enter into, renew or extend the term of, or waive or terminate any option or right to enter into, renew or extend the term any Lease (it being agreed that the Vendors shall use commercially reasonable efforts to give Purchaser reasonable advance notice of, and to consult with Purchaser regarding, any such termination, new Lease or renewal, extension, waiver or amendment that would reasonably be expected to materially increase the obligations of Purchaser following the Effective Time);

(i)	cancel or materially reduce any of its insurance coverage;

(j)	other than in the Ordinary Course or as otherwise permitted pursuant to Section 6.2(c), enter into any material Employee Plan or any renewal, amendment, modification or termination thereof (it being agreed that the Vendors shall use commercially reasonable efforts to give Purchaser reasonable advance notice of, and to consult with Purchaser regarding, any such new material Employee Plan or material amendments that would reasonably be expected to materially increase the obligations of Purchaser following the Effective Time);

(k)	other than in the Ordinary Course, enter into any compromise or settlement of any material litigation, material proceeding or material governmental investigation (it being agreed that the Vendors shall use commercially reasonable efforts to give Purchaser reasonable advance notice of, and to consult with Purchaser regarding, any such compromises or settlements that would reasonably be expected to materially increase the obligations of Purchaser following the Effective Time);

(l)	undertake the collection of any Account Receivable other than in the Ordinary Course, or offer any incentive for the payment of any Account Receivable prior to the Closing Date or delay payment of payables other than in the Ordinary Course;

(m)	undertake any corporate restructuring or reorganization that involves a change of jurisdiction or corporate structure of any of the Vendors other than the ULC Conversion; or

(n)	agree, whether or not in writing, to do any of the foregoing.

6.3	Required Activities.

Without limiting the generality of Sections 6.1 and 6.2, except as provided in or specifically contemplated by this Agreement or any Ancillary Agreement, as set forth in Section 6.1 of the Disclosure Letter, as consented to by Purchaser (such consent not to be unreasonably withheld, conditioned or delayed) or as required by Law, the Vendors shall, and Parent shall cause the Vendors to, use commercially reasonable efforts to:

(a)	maintain the Purchased Assets generally in a good state of repair and condition in the Ordinary Course;

(b)	maintain Inventory, Accounts Receivable and Accounts Payable levels substantially within the range of Ordinary Course fluctuations;

(c)	comply, in all material respects, with all Material Authorizations and obligations of the Vendors under Material Contracts;

(d)	maintain all Books and Records and Tax Records (other than in respect of income Taxes) in the Ordinary Course;

(e)	preserve intact the current business organization of the Vendors, keep available the services of the Employees and agents of the Vendors and maintain good relations with, and the goodwill of, the suppliers, customers, creditors, distributors and other Persons having business relationships with the Vendors with respect to the Business; and

(f)	preserve the confidentiality of any confidential or proprietary information of the Business.

6.4	Access During Interim Period.

(a)

During the Interim Period, subject to the provisions of Section 6.4(b) and (d), the Vendors shall, and Parent shall and shall cause the Vendors to, at Scotland’s sole cost and expense: (i) permit Scotland and its employees, agents, counsel, accountants or other authorized representatives or lenders and their respective counsel, without undue interference to the ordinary conduct of the Business, to have reasonable access during normal business hours and upon reasonable notice to (A) the Leased Properties (to the extent permitted under the Leases) and the Real Property, (B) the Purchased Assets and all Books and Records and Tax Records (other than in respect of income Taxes) whether retained by the Vendors or otherwise reasonably accessible by or under the control of the Vendors, (C) all Contracts that are among the Purchased Assets, and (D) such individuals including the board of directors and management of the Vendors and their advisors and such other Employees as Scotland may reasonably request; and (ii) furnish to Scotland or its employees, agents, counsel, accountants or other authorized representatives with the right to copy same at Scotland’s expense, such financial and operating data, environmental and other information with respect to the Purchased Assets as Scotland shall from time to time reasonably request, provided such information does not constitute Trade Secrets that are Excluded IP. It is further agreed that neither Scotland nor any of its Affiliates or their respective representatives shall contact any of the employees, customers, landlords, suppliers or parties (including any Governmental Entity) that have business or regulatory relationships with the Vendors in connection with the Transactions, whether in person or by telephone, mail or other means of communication, without the specific prior authorization of Parent (which authorization shall not be unreasonably withheld). Any access pursuant to this Section 6.4 shall be subject to the following additional limitations: (i) such access shall not violate any Law or Contract to which any Vendor or Parent is a party or result in the waiver of any attorney-client privilege; provided that to the extent practicable and in accordance with such Law or Contract, and in a manner that does not result in the waiver of any attorney-client privilege, the Vendors or Parent shall provide appropriate substitute information under circumstances in which such restrictions apply; (ii) Scotland shall give Parent notice at least two (2) Business Days before conducting any inspections or communicating with any third party relating to any property of the Vendors, and a representative of Parent or London shall have the right to be present when Scotland or its representatives conducts its or their investigations on such property or has such communications; (iii) none of Scotland and its representatives shall damage the property of the Vendors or any portion thereof; and (iv) Scotland shall (A) use its commercially reasonable efforts to perform all on site reviews and all communications with any Person on an expeditious and efficient basis and (B) indemnify and save the Vendor Indemnified Persons harmless of and from any Damages suffered by, imposed upon or asserted against any of the Vendor Indemnified Persons as a result of, in respect of, or arising out of, under or pursuant to the activities of Scotland or its representatives contemplated under this Section 6.4.

(b)

With respect to any review, evaluation or investigation to be conducted by or on behalf of Scotland during the Interim Period regarding the environmental status or condition of any Real Property or Leased Properties (including compliance with any Environmental Laws and the presence (or suspected presence) of any Hazardous Materials at such location), the Parties agree further as follows: (i) Scotland shall be entitled to conduct, or have conducted, at Scotland’s sole cost and expense, without undue interference to the ordinary conduct of the Business and with ongoing consultation with the Vendors, (A) customary Phase I environmental site assessments with respect to such locations and (B) with the prior consent of the Vendors, Phase II environmental site assessments, it being understood and agreed that the Vendors will act reasonably in response to any request by Scotland to conduct a Phase II environmental site assessment of Real Property where a Phase I report indicates a reasonable potential for a material environmental concern with respect to any such location and that Scotland shall use its commercial best efforts to minimize the number of Phase II environmental site assessments conducted (collectively, the “Interim Period Environmental Review”); provided, however, that Parent shall have the right to review and approve (which approval shall not be unreasonably withheld) any scope or statement of work in respect thereof prior to the commencement of such Phase I or Phase II assessments; (ii) except as otherwise required by Law, under no circumstances shall Scotland disclose, or permit to be disclosed, to Parent, the Vendors or any of their Affiliates, employees, agents, counsel, accountants, consultants or other representatives the results or findings of any such Interim Period Environmental Review, except as may be expressly requested by Parent, in which case Scotland shall provide Parent with a copy of any such requested reports, assessments or other materials containing the results or findings of such Interim

Period Environmental Review; and (iii) to the extent any results or findings of such Interim Period Environmental Reports became known to such individual as a result of the Interim Period Environmental Report, the “knowledge” of Parent and the Vendors shall not include such results or findings and such results or finding shall not give rise to any claim by Scotland Indemnified Persons for indemnification. In furtherance and not in limitation of any indemnity under Section 6.4(a), Scotland shall further indemnify and save the Vendor Indemnified Persons harmless of and from any damages suffered by, imposed upon or asserted against any of the Vendor Indemnified Persons as a result of, in respect of, or arising out of, under or pursuant to the activities of Scotland or its representatives contemplated under this Section 6.4(b), including the conduct, results, findings or other effects of any Interim Period Environmental Review, and any breach of or non-compliance with any of the covenants contained in this Section 6.4(b).

(c)	Subject to Section 6.4(b)(iii), the Vendors and Parent acknowledge and agree that no investigation made by or on behalf of Scotland, whether under this Section 6.4 or any other provision of this Agreement or any Ancillary Agreement, shall have the effect of waiving, diminishing the scope of, or otherwise affecting any representation or warranty made in this Agreement or any Ancillary Agreement or any indemnification provisions in Article X.

(d)	The Parties acknowledge and agree that Commonwealth and Parent are party to that certain Confidentiality Agreement, dated February 6, 2013 (the “Confidentiality Agreement”), and that any information obtained by Scotland and its representatives pursuant to this Section 6.4 shall be held in confidence by Scotland and its representatives in accordance with the provisions thereof.

6.5	Consents.

(a)	The Vendors will and Parent shall cause the Vendors to, with the full involvement and cooperation of Scotland: (i) proceed diligently and in good faith and use commercially reasonable efforts, as promptly as practicable, to obtain the Required Consents and all other Consents as may be mutually agreed between the Vendors and Scotland; provided, however, notwithstanding anything to the contrary in this Agreement, the Parties acknowledge and agree that (A) the Vendors and Parent shall have no obligation to pay any consideration, or to offer to grant, or agree to, any financial or other accommodation in order to obtain any Consent (except, in the case of Consents to be obtained in connection with the Transitional Services Agreement, as may otherwise be expressly provided therein), and (B) in the case of any Lease that contains a right of recapture, the Vendors and Parent shall have no obligation to seek the Consent of the other party thereto unless and until such other party has delivered a written waiver of such right of recapture to the Vendors.

(b)	Subject to the terms and conditions of this Agreement, except as otherwise specifically provided in this Agreement (including the provisions with respect to the Financing under Section 6.15, the Governmental Approvals under Section 6.6 and the Consents under Section 6.5(a)), the Vendors and Parent, on the one hand, and Purchaser and Commonwealth, on the other hand, shall, and shall cause their respective Affiliates to, use their commercially reasonable efforts to take, or cause to be taken, all actions necessary, proper or advisable to cause the conditions set forth in Article VII to be satisfied and to consummate the Transactions as promptly as practicable following the date hereof.

6.6	Governmental Approvals.

(a)	London and Purchaser shall, promptly after the execution of this Agreement (and in any event, within fifteen (15) Business Days thereof) each file a Competition Act Notification.

(b)	Purchaser shall pay any fees (and all Taxes thereon or resulting therefrom) required to be paid by either Party to any Governmental Entity in connection with the application for or obtaining of the Competition Act Approval and any Other Governmental Approvals.

(c)	Purchaser, Commonwealth, and each of the Vendors shall, and Parent shall cause each of the Vendors to:

(i)	use their commercially reasonable efforts to obtain the Other Governmental Approvals at the earliest possible date;

(ii)	respond promptly to any request for additional information or documentary materials made by any Governmental Entity in connection with the Competition Act Approval and Other Governmental Approvals; and

(iii)	make such further filings as may be necessary, proper or advisable in connection therewith.

(d)	Notwithstanding anything herein to the contrary, including anything in Section 6.6(c), in order to permit and cause the Closing to occur as soon as possible and prior to the Outside Date, Purchaser shall take, or cause to be taken, all other action and do, or cause to be done, all other things necessary, proper or advisable to obtain the Competition Act Approval or eliminate any other impediment under the Competition Act in each case so as to enable the Parties hereto to close the Transactions, as promptly as practicable and in any event no later than the Outside Date, including proposing, negotiating, agreeing to and effecting, by undertaking, consent agreement, consent decree, hold separate order or otherwise, (A) the sale, divestiture or disposition of businesses or assets of Purchaser, any of Purchaser’s subsidiaries, or of the Purchased Assets, (B) the taking of any action that, after consummation of the Transactions, would limit the freedom of action of, or impose any other requirement on, Purchaser, any of Purchaser’s subsidiaries with respect to the operation of one or more of the businesses or assets of Purchaser, any of Purchaser’s subsidiaries or the Purchased Assets, and (C) any other undertaking or remedy whatsoever that may be necessary in order to obtain the Competition Act Approval or eliminate any other impediment under the Competition Act including to avoid the commencement of any action to prohibit the Transactions under the Competition Act, or, in the alternative, to avoid the entry of, or to effect the dissolution of, any injunction, temporary restraining order or other order in any action or proceeding seeking to prohibit the Transactions or delay the Closing beyond the Outside Date, provided that any such divestiture, disposition, undertaking or remedy may be conditioned upon the consummation of the Transactions.

(e)	In connection with all Other Governmental Approvals, Purchaser shall offer to take (and if such offer is accepted, take) all commercially reasonable steps to avoid or eliminate any impediments to the issuance of the Other Governmental Approvals, including the sale, divestiture or disposition of businesses or assets of Purchaser, any of Purchaser’s subsidiaries, or of the Purchased Assets, or limiting its freedom of action or dealings with respect to, such businesses or assets as may be necessary or advisable in order to obtain the Other Governmental Approvals.

(f)	Subject to applicable Law, the Vendors and Purchaser shall provide to each other, in advance, copies of all applications and filings in respect of the Competition Act Approval and Other Governmental Approvals, and shall provide each other with a reasonable opportunity to provide comments on such applications and filings. Subject to applicable Law, the Vendors and Purchaser shall provide to each other, copies of the Competition Act Approval and all Other Governmental Approvals or other responses from Governmental Entities in respect of the Competition Act Approval and Other Governmental Approvals immediately upon receipt thereof.

(g)	No Party shall engage in any meeting or material communication with any Governmental Entity in respect of the Competition Act Approval or Other Governmental Approvals without legal counsel for the other Parties being provided with reasonable notice of, and being given full opportunity to participate in, such meeting or material communication. Except as required by Law, Vendors shall not initiate communications (whether written or oral) with respect to the Competition Act Approval with a Governmental Entity without the written consent of Purchaser or its external legal counsel (which consent shall not to be unreasonably withheld, conditioned or delayed). If information to be provided by a Party pursuant to this Section 6.6(g) is competitively sensitive or privileged information, the Parties agree that such information shall be provided only to the other Parties’ legal counsel, and such Parties shall ensure that their legal counsel does not provide a copy or otherwise disclose, directly or indirectly, in whole or in part, orally or in written form, such information to any Person except for (i) other internal or external legal counsel and legal administrative staff responsible for obtaining the Competition Act Approval or Other Governmental Approval or (ii) a Governmental Entity for the purposes of obtaining the Competition Act Approval or Other Governmental Approval. If any competitively sensitive or privileged information is disclosed in such meeting or material communication, (i) the Parties disclosing such information shall advise legal counsel for the other Parties of the competitively sensitive or privileged nature of the information (and shall notify the other Parties of the fact that it has disclosed competitively sensitive or privileged information to the other Parties’ legal counsel), and (ii) the other Parties shall ensure that their legal counsel does not provide a copy or otherwise disclose, directly or indirectly, in whole or in part, orally or in written form, such information to any Person except for (i) other internal or external legal counsel and legal administrative staff responsible for obtaining the Competition Act Approval or Other Governmental Approval or (ii) a Governmental Entity for the purposes of obtaining the Competition Act Approval or Other Governmental Approval.

6.7	Notice of Untrue Representation or Warranty.

Each of the Parties hereto shall promptly notify the others in writing upon becoming aware that any representation or warranty made by any Party contained in this Agreement or any Ancillary Agreement becoming untrue or incorrect during the Interim Period. Any such notification shall set out particulars of the untrue or incorrect representation or warranty and, if such notification refers to a representation or warranty made by the notifying Party, details of any actions being taken by such Party, to rectify that state of affairs.

6.8	Bulk Sales.

The Parties agree to waive compliance with the provisions of the Bulk Sales Act. Each of the Vendors shall, after Closing, pay its creditors as its debts to them become due and take all action necessary to prevent any such creditor from asserting any claim against Scotland or the Purchased Assets or under such legislation for relief provided therein as a result of such non-compliance.

6.9	Exclusive Dealing.

(a)	Until the Effective Time, each of the Vendors and Parent shall not and shall cause their Affiliates and their respective agents, directors, officers, employees or representatives, directly or indirectly not to:

(i)	solicit, assist, initiate, encourage or otherwise facilitate any inquiries or proposals from, discuss or negotiate with, provide any non-public information to, or consider the merits of any inquiries or proposals from, any Person (other than Scotland or its Affiliates) relating to a Proposal; or

(ii)	accept any offer or enter into any agreement, understanding or arrangement in respect of or relating to a Proposal.

(b)	Each of the Vendors and Parent also agree to jointly and severally indemnify and save harmless Purchaser and its Affiliates and their respective officers, directors and shareholders for any Damages that Purchaser may suffer or incur as a result of any breach of Section 6.9(a).

6.10	Tax Matters.

(a)	If available in respect of a Vendor, Purchaser and such Vendor shall elect jointly in the prescribed form under section 22 of the Canadian Tax Act, and if applicable, the corresponding provisions of any other applicable Tax statute as to the sale of the Accounts Receivable and designate in such election an amount equal to the portion of the Purchase Price allocated to the Accounts Receivable pursuant to Section 6.10(d). This election, or these elections, shall be made within the time prescribed for such elections.

(b)	For each of the Vendors, Purchaser and such Vendor shall, if applicable, jointly execute and file an election under subsection 20(24) of the Canadian Tax Act in the manner required by subsection 20(25) of the Canadian Tax Act and under the equivalent or corresponding provisions of any other applicable provincial or territorial statute, in the prescribed forms and within the time period permitted under the Canadian Tax Act and under any other applicable provincial or territorial statute, as to such amount paid by such Vendor to Purchaser for assuming future obligations. In this regard, Purchaser and such Vendor acknowledge that a portion of the Purchased Assets transferred by such Vendor pursuant to this Agreement and having a value equal to the amount elected under subsection 20(24) of the Canadian Tax Act and the equivalent provisions of any applicable provincial or territorial statute, is being transferred by such Vendor as a payment for the assumption of such future obligations by Purchaser.

(c)	At the request of a Party and to the extent permitted by the Canadian Tax Act, the Parties shall make an election, in prescribed form (or such other form as such Vendor may reasonably request) and within the prescribed time limits, pursuant to subsection 56.4(7) of the Canadian Tax Act proposed by the Minister of Finance (Canada) as it reads on the date of this Agreement or any amended or successor provision thereto, and any analogous provision of provincial or territorial Tax legislation.

(d)	Except as described in Section 6.10(e), the Parties agree to allocate the Purchase Price (together with other relevant amounts) (the “Allocated Amounts”) in accordance with Section 1060 of the US Tax Code, the US Treasury Regulations promulgated thereunder, and the guiding principles set out in Section 6.10(d) of the Disclosure Letter (except to the extent any allocation pursuant to Section 6.10(d) of the Disclosure Letter would not have a reasonable basis) (such Section, Regulations and principles, the “Allocation Principles”). Scotland shall prepare a schedule setting forth an allocation of the Allocated Amounts, which shall be allocated among the Purchased Assets in accordance with the Allocation Principles (the “Allocation”), and deliver such Allocation to London within thirty (30) days after Closing. London shall have the right to review the Allocation and, to the extent London disagrees with the Allocation, London shall notify Scotland in writing of any objections within thirty (30) days after receipt of such Allocation. London and Scotland shall use their reasonable best efforts to reach agreement on the disputed items or amounts, if any. If London and Scotland are unable to reach an agreement regarding the Allocation, then within thirty (30) days following receipt by Scotland of London’s objections, any disagreement shall be resolved by the Accounting Firm. Any Allocation determined pursuant to the decision of the Accounting Firm shall incorporate, reflect and be consistent with the Allocation Principles. The Allocation, as prepared by Scotland if no timely objection by London has been given, as adjusted pursuant to any agreement between the Parties or as determined by an accounting firm nationally recognized in the United States and acceptable to Scotland and London (the “Final Allocation”) shall be final and binding on all Parties. Except as required pursuant to a Final Resolution, the Parties hereto agree to execute and file all Tax Returns and prepare all financial statements, returns and other instruments in a manner consistent with the Final Allocation and shall take no position inconsistent therewith on any Tax Return or in connection with any Tax proceeding. Scotland shall bear all reasonable expenses and costs of external advisors (including valuation experts) incurred in preparing the schedules under this Section 6.10(d).

(e)	In connection with any Transfer Taxes payable in respect of the Purchased Assets, London and Scotland shall, no later than seven (7) days prior to the date when such Transfer Taxes are required to be remitted or self-assessed, mutually agree on an allocation of the Allocated Amounts in respect of the Purchased Assets, including an allocation of such amounts to the Purchased Assets located in each Province, to be used for calculating the amount(s) of Transfer Taxes to be remitted or self-assessed to the relevant Tax Authorities.

(f)	Neither Purchaser nor any Affiliate of Purchaser shall file an entity classification election under US Treasury Regulation Section 301.7701-3 or any comparable election under state or local Law with respect to any Subsidiary or Affiliate of London with an effective date on or before the first day following the Closing Date.

(g)	If the Purchase Price is adjusted pursuant to Section 10.6(h), the Final Allocation shall be adjusted in a manner consistent with the procedures set forth in Section 6.10(d), above.

6.11	Employee Matters.

(a)	Employee Information. The Vendors shall timely provide to Scotland such information with respect to the Employees (including the identity of any Excluded IT Employees) as may be reasonably necessary in order for Scotland to comply with its obligations under this Section 6.11.

(b)	Non-Union Employees. Scotland shall make written offers of employment to all Non-Union Employees, conditional upon Closing and effective as of the Effective Time, on terms substantially similar in the aggregate to those existing immediately prior to the Effective Time, including, for greater certainty, all equity participation arrangements. Immediately prior to the employment offers being made by Scotland pursuant to this Section 6.11(b), the Vendors shall provide notice to the Non-Union Employees, other than the Excluded IT Employees, of the termination of their employment conditional on Closing and effective as of the Effective Time. Scotland shall recognize the prior service of Transferred Employees for all purposes, including statutory notice of termination, common law notice of termination, and the Employee Plans. Nothing contained herein shall preclude Scotland from revising or eliminating conditions of employment or employee benefits after the Effective Time or effecting the termination of any Transferred Employees after the Effective Time.

(c)	Review of Offers. The Vendors shall be granted by Scotland the reasonable opportunity to review and comment on each form of offer to be used for the offers made pursuant to Section 6.11(b) before such offers are made by Scotland. Without limiting the generality of the foregoing, the Vendors shall provide any comments they may have on a form of offer within three (3) Business Days of the receipt of such form.

(d)	Non-Discouragement. The Vendors shall use commercially reasonable efforts to encourage Non-Union Employees to accept the offers of employment made by Scotland and to commence employment with Scotland following the Effective Time.

(e)	Rejecting Employees. The Vendors may settle any disputes arising out of the termination of employment of any Rejecting Employees. Scotland shall provide to the Vendors, on request, the written offer of employment made to each Rejecting Employee and shall reimburse the Vendors, upon receipt of reasonably acceptable supporting documentation, for all Termination Costs related to such settlements with Rejecting Employees, provided that Scotland has provided its prior consent to the terms and conditions to such settlements. In the event that Scotland, acting reasonably, does not provide such consent to any such terms and conditions of such settlements within three (3) Business Days of any request for such consent, the applicable dispute and any Termination Costs associated therewith shall be deemed to be Assumed Litigation for purposes of Section 11.6.

(f)	Union Employees. Conditional upon Closing, the employment of all Union Employees shall continue with Scotland. Scotland shall employ all Union Employees as of the Effective Time as the successor employer of all of the Union Employees in accordance with the terms of each applicable Collective Agreement and Scotland shall recognize each applicable union as the sole and exclusive bargaining agent of the Union Employees represented by such union. Nothing in this Section 6.11(f) shall affect, alter or amend any right or obligation under any Collective Agreement. Scotland acknowledges and agrees that it will be the successor employer of all Union Employees as at the Effective Time for all purposes, and further agrees: (i) to confirm such acknowledgement and agreement to representatives of the Union Employees as may be reasonably requested by Vendors to effect the orderly transfer of employment of the Union Employees as contemplated hereby, and (ii) to consent to all necessary applications before applicable labour relations boards regarding the transfer of any certificate of representation with respect to Union Employees.

(g)	Effective as of the Closing Date and subject to the requirements of this Section 6.11, London shall transfer and assign to Scotland its rights and obligations as sponsor and administrator of the London Retirement Plan and the London Pension Plan and the related trust funds and Scotland shall assume such rights and obligations as are required to establish Scotland as the sponsor and administrator of the London Retirement Plan and the London Pension Plan and the related trust funds. London shall cause to be filed with the relevant Governmental Entity, as soon as practicable after the Closing Date but in any event within sixty (60) days thereafter, such documentation as may be required by Laws or under the terms of the London Retirement Plan and/or the London Pension Plan to reflect the assignment of the London Retirement Plan and the London Pension Plan to Scotland as provided in this Section 6.11. In order to facilitate such assumption and assignment of the London Retirement Plan and the London Pension Plan, the Parties shall as of the Closing Date enter into two Assignment and Assumption Agreements, substantially in the form attached hereto as Exhibit A (the “Assignment and Assumption of Plans”).

(h)	London shall be responsible for satisfying any and all reporting and/or disclosure requirements to Governmental Entities referable to the London Retirement Plan and the London Pension Plan with respect to plan years ending prior to the Closing Date and Scotland shall be responsible for satisfying any and all reporting and disclosure requirements to Governmental Entities with respect to plan years ending on or after the Closing Date.

(i)	Scotland shall be responsible for any and all costs and liabilities arising in respect of the London Retirement Plan and/or the London Pension Plan as a consequence of the Transactions, including but not limited to any costs arising as a consequence of any partial or full wind-up of the London Retirement Plan and/or the London Pension Plan.

(j)	In addition to the foregoing, Scotland shall assume each Employee Plan, including all liabilities for accrued benefits under or in respect of such Employee Plans, and London and Scotland shall undertake all commercially reasonable steps to ensure that the Employee Plans and any related contracts, policies or other contractual arrangements are appropriately assigned to, and assumed by, Scotland. After the date hereof, and subject to Applicable Privacy Laws, the Vendors shall promptly provide to Scotland, (i) true, correct and complete copies of all the material Employee Plans, as amended, together with the most recent summary plan descriptions, and, to the extent available, the most recent actuarial reports and the financial statements and asset statements for the previous two (2) years (whether externally or internally prepared) and all material correspondence with all regulatory authorities or other relevant Persons with respect to such Employee Plans for the previous two (2) years, and (ii) at the request of Scotland, all employee data reasonably necessary to enable Scotland to assume the administration of the Employee Plans as of the Effective Time, and such employee data shall be true and correct in all material respects.

(k)	Without limiting Scotland’s obligations in respect of the Employees on and after the Effective Time, but subject to subsections 2.4(g), (h), (j) and (k), except to the extent of an indemnity obligation by the Vendors or Parent under Article X, Scotland shall be responsible for:

(i)	all liabilities for salary, wages, bonuses, commissions, vacation pay, and other compensation relating to the employment of Employees at and after the Effective Time and all liabilities under or in respect of any plans established by Scotland to replace Employee Plans;

(ii)	all Termination Costs in respect of the termination of the employment of Employees;

(iii)	all Termination Costs in respect of the termination by the Vendors of the employment of Rejecting Employees;

(iv)	all Termination Costs in respect of the termination by the Vendors of the employment of Employees prior to the Effective Time whereby the Vendors first obtained Scotland’s prior consent to such termination, the timing and manner of such termination, and the pay in lieu of notice and any other payments on termination granted to such terminated employee (if any);

(v)	all liabilities for claims for injury, disability, death or workers’ compensation arising from or related to employment of Employees at or after the Effective Time and all liabilities under or in respect of any replacement plans established by Scotland to replace Employee Plans;

(vi)	all liabilities and obligations under or in respect of the Employee Plans (including but not limited to the London Retirement Plan and the London Pension Plan) and the Union Plans, both with respect to the period prior to the Effective Time and the period at and after the Effective Time; and

(vii)	all employment-related claims, penalties and assessments in respect of any Employees arising out of matters which occur at or after the Effective Time.

6.12	Change of Name.

Within a reasonable period of time following the Closing, the Vendors shall, and shall cause any Subsidiary which has a corporate name that includes a registered Trademark that is included in the Intellectual Property to, file the appropriate documentation with the appropriate authorities to change their respective corporate names to a name not including any of the registered Trademarks that are included in the Intellectual Property.

6.13	ULC Conversion.

(a)	Not less than three (3) Business Days prior to the satisfaction (or, if permissible, the waiver) of all conditions to Closing other than (i) the ULC Conversion and (ii) conditions which by their terms are not capable of being satisfied until the Closing Date, Purchaser shall provide notice to Parent of such anticipated satisfaction. After receiving the notice described in the immediately preceding sentence, and prior to the Effective Time, Parent shall cause London to complete the ULC Conversion.

(b)

If the Closing shall have failed to occur after the notice contemplated in Section 6.13(a) has been given by Scotland and the ULC Conversion has been completed, other than due to (i) any failure of Parent or any of the Vendors to perform or fulfill any applicable covenant under this Agreement or any Ancillary Agreement, (ii) any breach or inaccuracy of any representation or warranty given by Parent or a Vendor contained in this Agreement or any Ancillary Agreement, or (iii) any pending stockholder litigation brought against Parent which prevents Parent and the Vendors from completing the Closing of this Agreement (provided that if the notice contemplated by Section 6.13(a) is provided on a date (the “Notice Date”) that is less than 15 days prior to the Outside Date, then the Outside Date shall be extended until 15 days after the Notice Date), Scotland and Commonwealth, jointly and severally, shall indemnify and save the Vendor Indemnified Persons harmless of and from any Damages suffered by, imposed upon or asserted against any of the Vendor Indemnified Persons as a result of, in respect of, connected with, or arising out of, under, or pursuant to the ULC Conversion.

6.14	Cooperation re Disclosure Matters.

The Vendors and Parent agree, to the extent allowed by Law, to provide such information and reasonable assistance as may be reasonably requested by Purchaser or any of its Affiliates in order to comply with securities Laws or as may be requested by Purchaser’s lenders and underwriters, including information and assistance in respect to the Business, the Vendors and Parent, including as may be required by Purchaser or any of its Affiliates to fulfill its obligations for continuous disclosure, prospectus level disclosure, or lender or underwriter due diligence reviews.

6.15	Financing.

(a)	Neither Purchaser nor any of its Affiliates shall:

(i)	agree to any amendment, replacement, supplement or other modification of, or waive any rights under, the Financing Commitment or any definitive agreements related to any Financing Commitment, without the prior written consent of the Vendors (which consent shall not be unreasonably withheld, conditioned or delayed) (including any such amendment, replacement, supplement or other modification to or waiver of any provision of the Financing Commitment that amends, supplements or otherwise modifies the conditions precedent to the Financing Commitment), or

(ii)	issue or sell, or agree to issue or sell, any equity, debt or other securities or issue or incur any additional indebtedness or undertake or agree to undertake any other transactions whatsoever or take any other actions whatsoever, in each case, if such amendment, replacement, supplement or other modification of, or waiver of any provision, or issuance or sale of, or agreement to issue or sell, any equity, debt or other securities, issuance or incurrence of additional indebtedness, or other transaction or action would reasonably be expected to, directly or indirectly, (A) reduce the aggregate amount of the Financing Commitment, in whole or in part (except as provided in Section 6.15(c)), or (B) impose new or additional conditions precedent or otherwise amend or expand any conditions precedent to the receipt of the Financing that would reasonably be expected to (y) expand the conditions precedent to the funding at Closing in a manner that would be reasonably likely to make the funding of the Financing (or satisfaction of the conditions to obtaining the Financing) less likely to occur or prevent, impede or materially delay the consummation of the Transactions, or (z) adversely impact the ability of Purchaser to enforce its rights against the Lender and the other parties to the Financing Commitment or to consummate the Transactions. Without limiting the generality of the foregoing, except as provided in Section 6.15(c), Purchaser shall not, directly or indirectly, permit the Lender to reduce the commitment of the Lender under the Financing Commitment to provide the entire amount of the Financing (whether by way of the syndication of the Financing Commitment, the execution and delivery of a credit agreement or other documentation, the issuance of equity, debt or other securities by Purchaser or any of its Affiliates, the sale of assets by Purchaser or any of its Affiliates, or otherwise).

(b)	Purchaser shall take, or cause to be taken, all actions and to do, or cause to be done, all things necessary, proper or advisable to consummate and obtain the Financing on the terms and conditions described in the Financing Commitment, including such actions to (i) maintain in effect the Financing Commitment in accordance with the terms and subject to the conditions thereof, (ii) negotiate and enter into definitive agreements with respect thereto on the terms and conditions contained therein, (iii) satisfy on a timely basis all conditions applicable to Purchaser and its Affiliates in such definitive agreements, (iv) consummate the Financing at the Closing, and (v) enforce Purchaser’s rights under the Financing Commitment, including, as applicable, the commencement of litigation or arbitration against the Lender to enforce the Financing Commitment. Purchaser shall keep the Vendors informed on a current basis in reasonable detail of the status of its efforts to obtain and consummate the Financing (including by providing draft documents (redacted with respect to the amount of fees payable) and being available for discussion of the status of any such draft documents, in each case to the extent requested).

(c)	Purchaser or Commonwealth or any of their Affiliates (a “Substitute Financing Party”) may complete, and enter into agreements to complete, one or more offerings of equity, debt or other securities or sales of assets that would give rise to a mandatory reduction of the amount of the Financing under the terms of the Financing Commitment (such an offering or asset sale being a “Substitute Financing”) if:

(i)	the net proceeds of such offerings are held in escrow by CIBC Mellon Trust Company or such other escrow agent as is acceptable to the Vendors, acting reasonably, (the “Escrow Agent”) pursuant to an agreement among the Substitute Financing Party, the Escrow Agent and either (x) the lead underwriter or underwriters of the Substitute Financing, in the event that the Substitute Financing is an offering of equity, debt or other securities or (y) the Vendors, in the event that the Substitute Financing is a sale of assets (an “Escrow Agreement”) which provides that (A) in the event that the Substitute Financing Party shall have notified the Escrow Agent that all of the conditions of Closing (other than the condition set forth in Section 7.2(f)(i)) have been satisfied or waived on or prior to the Outside Date (as extended pursuant to Section 6.13(b)), a specified portion of such funds (the “Escrowed Purchase Price Funds”) shall be released from escrow and paid to or to the direction of the Substitute Financing Party, and (B) the only other circumstances in which the Escrowed Purchase Price Funds may be released from escrow on or prior to the Outside Date are where the Substitute Financing Party shall have delivered to the Escrow Agent a notice (a “Termination Notice”) signed by each Party to this Agreement (except in the event that the Substitute Financing is an offering of equity, debt or other securities, in which event the Termination Notice need be signed only by the Substitute Financing Party) that this Agreement has been terminated in accordance with its terms; and

(ii)	the Substitute Financing Party has provided a binding and irrevocable direction to the Escrow Agent to pay directly to the Vendors, in partial payment of the Purchase Price, any Escrowed Purchase Price Funds that may be released pursuant to Section 6.15(c)(i)(A), which direction may be amended with the prior written agreement of the Parties hereto.

Upon completion of a Substitute Financing in compliance with the terms of Section 6.15(c)(i) and (ii) or upon deposit by Purchaser or any of its Affiliates with the Escrow Agent of an amount in Canadian dollars (an “Escrow Deposit Amount”) under an escrow agreement among Purchaser, the Escrow Agent and the Vendors which provides that the only circumstances in which the Escrow Deposit Amount may be released on or prior to the Outside Date are those contemplated in Section 6.15(c)(i)(A) and (B) and that in the event the Escrow Deposit Amount is released in the circumstances contemplated in Section 6.15(c)(i)(A), the Escrow Deposit Amount shall, unless otherwise agreed in writing by the Parties hereto, be released and paid directly to the Vendors in partial payment of the Purchase Price, Purchaser or its Affiliates shall be entitled to cause or permit the Lender pursuant to the Financing Commitment to reduce the aggregate amount of the Financing Commitment by an amount that does not exceed the amount of the Escrowed Purchase Price Funds or the Escrow Deposit Amount, as applicable, and references herein to the Financing Commitment shall be deemed to be references to the Financing Commitment as so reduced. Each of Purchaser and Commonwealth hereby covenants that it will enforce and comply with all terms of any Escrow Agreement to which it is a party, and that it will cause any of its Affiliates that is a party to an Escrow Agreement to enforce and comply with the terms of such Escrow Agreement, and that it will not amend or otherwise modify, or permit or cause any of its Affiliates to amend or otherwise modify, the terms of any Escrow Agreement without the prior written consent of the Vendors. Each of Purchaser and Commonwealth hereby covenants that it will not provide, or permit or cause any of its Affiliates to provide, a Termination Notice to the Escrow Agent unless this Agreement has been validly terminated in accordance with its terms.

(d)	In the event all or any portion of the Financing becomes unavailable on the terms and conditions contemplated in the Financing Commitment for any reason, Purchaser shall obtain, as promptly as practicable but in any event no later than the Closing Date, financing from alternative sources (the “Alternative Financing”) in an amount sufficient to consummate the Transactions and that in any event (i) is not subject to any conditions to funding other than those contained in the Financing Commitment in effect as of the date hereof, and (ii) does not contain any additional terms that would reasonably be expected to prevent, impede or materially delay the consummation of the Transactions, including entering into definitive agreements with respect thereto. In the event that Alternative Financing is arranged in accordance with this Section 6.15(d), the term “Financing Commitment” shall mean the commitment letters for such Alternative Financing. In the event that Alternative Financing shall be obtained pursuant to this Section 6.15(d), the Parties shall comply with the covenants in Section 6.15(a), (b) and (c) with respect to such Alternative Financing mutatis mutandis. Purchaser shall furnish correct and complete copies of all definitive documents relating to the Alternative Financing to the Vendors promptly upon their execution. Purchaser shall keep the Vendors and Parent informed on a current basis in reasonable detail of the status of its efforts to obtain and consummate the Alternative Financing.

(e)	Scotland and Commonwealth shall jointly and severally indemnify and hold harmless Parent and the Vendors and their respective Affiliates, and their respective officers, employees and other representatives, from and against any and all Damages suffered or incurred by any of them in connection with the Financing, any Substitute Financing or any Alternative Financing and the utilization by Scotland or Commonwealth of any information in respect of Parent, the Vendors or the Business in connection therewith.

(f)	From the date hereof until the Closing Date, each of the Vendors and Parent shall and Parent shall cause the Vendors to use its commercially reasonable efforts to, and shall use its commercially reasonable efforts to cause its Affiliates, auditors, representatives and advisors to, provide such cooperation as may be reasonably requested by Purchaser in connection with the arrangement, marketing and consummation of the Financing or any Substitute Financing or Alternative Financing, at the sole cost of Purchaser.

6.16	Non-competition; Non-solicitation.

(a)	For a period of ten (10) years commencing on the Closing Date, Parent shall not, and shall not permit any of its controlled Affiliates to, directly or indirectly, (i) engage in the grocery retail, wholesale, distribution, manufacturing or food preparation, retail liquor or tobacco, pharmacy, or retail fuel distribution businesses in Canada for the Canadian market (the “Restricted Business”); provided, however, that the Restricted Business shall not include: (A) subject to Section 2.14, the Just 4 U Program, or any health or wellness program or services (in each case to the extent such programs or services do not otherwise come within the description of clause (i) above), (B) any business of Blackhawk Network Holdings, Inc. or its subsidiaries, (C) distribution, sale, export or other shipment to Persons in Canada of products manufactured outside of Canada by or on behalf of Parent or its Affiliates, (D) license of Trade Secrets and other Intellectual Property that is Excluded IP to Persons in Canada for the purpose of manufacturing, distributing, exporting and shipping products that are manufactured by or on behalf of Parent or its Affiliates for retail sale from a location outside Canada, (E) as permitted following a Trigger Event under the Trademark Agreement, use of the Assigned Marks, Assigned Domain Names and/or Licensed Marks (each as defined in the Trademark Agreement) as permitted under the Trademark Agreement, or (F) use by Parent or any of its controlled Affiliates of the Restricted Assigned Marks or Licensed Marks (each as defined in the Trademark Agreement) on a website or advertisement that can be seen or accessed by persons inside Canada, so long as such website or advertising is not intended for or directed to users inside Canada or is outside the Permitted Use (as defined in the Trademark Agreement); or (ii) have an ownership interest in any Person that engages directly or indirectly in the Restricted Business in Canada, whether as a partner, shareholder, member or otherwise. Notwithstanding the foregoing, (A) Parent or any of its controlled Affiliates may own, directly or indirectly, solely as an investment, securities of any Person traded on any national securities exchange if Parent and such controlled Affiliates do not, directly or indirectly, own an aggregate of five percent (5%) or more of any class of securities of such Person; (B) Parent or any of its controlled Affiliates may own, directly or indirectly, solely as an investment, securities of any Person not traded on any national securities exchange if Parent and such controlled Affiliates do not, directly or indirectly, own an aggregate of fifteen percent (15%) or more of any class of securities of such Person; and (C) Parent or any of its controlled Affiliates may acquire a Person engaged in the Restricted Business, if either (1) at the time of such acquisition, the revenues of such Person for the most recently completed fiscal year attributable to the Restricted Business do not exceed fifteen percent (15%) of total revenues of such Person, or (2) Parent and its controlled Affiliates disposes of the Restricted Business within twelve (12) months of the date of such acquisition.

(b)	For a period of two (2) years commencing on the Closing Date:

(i)	Parent shall not, and shall not permit any of its controlled Affiliates to, directly or indirectly, solicit or attempt to solicit any executive-level employee of the

Business or Scotland or its controlled Affiliates (with a title of Vice President or higher) to leave his or her employment with Purchaser or any of its Affiliates, provided that the restrictions in this Section 6.16(b)(i) shall not apply to (i) general advertisements or solicitations not targeted at individuals employed by Purchaser and its controlled Affiliates, or (ii) any employee that approaches Parent or any of its Affiliates without being solicited.

(ii)	Commonwealth shall not, and shall not permit any of its controlled Affiliates to, directly or indirectly, solicit or attempt to solicit (A) any executive-level employee of Parent or its controlled Affiliates (with a title of Vice President or higher), (B) any Excluded IT Employees, or (C) any employee of Parent or its Affiliates who provides services pursuant to the Transitional Services Agreement, to leave his or her employment with Parent or any of its Affiliates, provided that the restrictions in this Section 6.16(b)(ii) shall not apply to (i) general advertisements or solicitations not targeted at individuals described in subclauses (A), (B) or (C) of this Section 6.16(b)(ii), or (ii) any employee that approaches Commonwealth or any of its Affiliates without being solicited.

(c)	The Parties acknowledge that a breach or threatened breach of this Section 6.16 would give rise to irreparable harm, for which monetary damages would not be an adequate remedy, and hereby agree that in the event of a breach or a threatened breach by Parent or Commonwealth of any such obligations, Purchaser or Parent, respectively, shall, in addition to any and all other rights and remedies that may be available to it in respect of such breach, be entitled to equitable relief, including a temporary restraining order, an injunction, specific performance and any other relief that may be available from a court of competent jurisdiction (without any requirement to post bond).

(d)	The Parties acknowledge that the restrictions contained in this Section 6.16 are reasonable and necessary to protect the legitimate interests of Purchaser and its Affiliates and Parent and its Affiliates, respectively, and constitute a material inducement to the Parties to enter into this Agreement and consummate the Transactions. In the event that any covenant contained in this Section 6.16 should ever be adjudicated to exceed the time, geographic, product or service or other limitations permitted by applicable Law in any jurisdiction, then any court is expressly empowered to reform such covenant, and such covenant shall be deemed reformed, in such jurisdiction to the maximum time, geographic, product or service or other limitations permitted by applicable Law.

6.17	Clearance Certificate.

The Vendors shall deliver to Purchaser on Closing, or as soon as reasonably possible thereafter, certificates issued pursuant to applicable provincial Laws, particularly, section 99 of the Social Service Tax Act, R.S.B.C. 1996, c. 431; section 187 of the Provincial Sales Tax Act SBC 2012 Chapter 35; section 51 of the Revenue and Financial Services Act 1983, c. D-22.02, s.1; 1988-89, c.42, s.29; section 45 of the Tax Administration and Miscellaneous Taxes Act, C.C.S. M. c. T2; and section 6 of the Retail Sales Tax Act R.S. O. 1990, Chapter R31, which indicate that all Canadian PST and other relevant Taxes collectible and/or payable by the Vendors, up to the Closing Date, have been paid or that indicate that the Vendors have entered into arrangements satisfactory to the applicable Governmental Entity for payment of such Taxes or for securing their payment.

ARTICLE 7

CONDITIONS OF CLOSING

7.1	Conditions for the Benefit of Scotland and Commonwealth.

The obligations of Scotland and Commonwealth to consummate the Transactions are subject to the following conditions to be fulfilled or performed at or prior to Closing, which conditions are for the exclusive benefit of Scotland and Commonwealth and may be waived, in whole or in part, by Scotland and Commonwealth in their sole discretion:

(a)	Accuracy of Representations and Warranties. The representations and warranties of the Vendors and Parent contained in Sections 3.1(a)(i), 3.1(b)(i), 3.1(c), 3.1(d), 4.1(a), 4.1(b)(i), 4.1(c) and 4.1(d) of this Agreement shall be true and correct as of the date hereof and as of the Closing (except, in either case, for such representations and warranties which by their express provisions are made as of an earlier date, in which case, as of such earlier date). The representations and warranties of the Vendors and Parent contained in this Agreement (other than those contained in Sections 3.1(a)(i), 3.1(b)(i), 3.1(c), 3.1(d), 4.1(a), 4.1(b)(i), 4.1(c) and 4.1(d)), disregarding all qualifications contained therein relating to materiality or Material Adverse Effect, shall be true and correct as of the date hereof and as of the Closing (except, in either case, for such representations and warranties which by their express provisions are made as of an earlier date, in which case, as of such earlier date), except to the extent that the failure of such representations and warranties to be true and correct would not, individually or in the aggregate, have a Material Adverse Effect; and the Vendors and Parent shall have executed and delivered a certificate to that effect. Upon the delivery of such certificate, the representations and warranties of the Vendors and Parent contained herein shall be deemed to have been made on and as of the Effective Time with the same force and effect as if made on and as of such date;

(b)	Performance of Covenants. The Vendors and Parent shall have fulfilled or complied in all material respects with all covenants contained in this Agreement that are required to be fulfilled or complied with by them at or prior to the Effective Time; and the Vendors and Parent shall have executed and delivered a certificate to that effect;

(c)	No Injunctions or Restraints; Illegality. No temporary restraining order, preliminary or permanent injunction or other order issued by any court of competent jurisdiction preventing the consummation of the Transactions shall be in effect, nor shall there be any Law that prevents or prohibits the consummation of the Transactions.

(d)	Competition Act Approval. The Competition Act Approval shall have been obtained and shall remain in full force and effect on the Closing and shall not have been rescinded;

(e)	Ancillary Agreements. The Ancillary Agreements shall have been executed and delivered by the parties thereto (other than Commonwealth, Scotland or their respective Affiliates), except as provided in Section 7.1(f)(iii).

(f)	Vendor Deliveries. The Vendors shall have delivered or caused to be delivered to Scotland or to an Affiliate of Scotland if so directed in writing, the following in form and substance satisfactory to Scotland, acting reasonably:

(i)	possession of the Purchased Assets, a general conveyance of the Purchased Assets to Scotland, duly executed by each of the Vendors and an assignment and assumption agreement in respect of the Assigned Contracts and Assumed Liabilities;

(ii)	necessary conveyances, assurances, transfers, deeds, bills of sale and assignments and any other instruments necessary or reasonably required to transfer the Purchased Assets to Scotland with good title, free and clear of all Liens other than Permitted Liens, at the Effective Time, in registrable form if required and, where applicable, any other information prescribed by the Excise Tax Act (Canada) and the regulations made thereunder to entitle Purchaser to claim an input tax credit;

(iii)	the Transitional Services Agreement executed by the Vendors and Parent, the Trademark Agreement executed by such of the Vendors which is the owner of the Trademarks, and the Assignment and Assumption of Plans executed by London; provided, however, that in the event that the Parties are unable to agree on the definitive Transitional Services Agreement or Trademark Agreement prior to the Closing, then, as applicable, the terms of such agreement attached hereto shall be deemed to be a binding agreement among the applicable parties until such time as superseded by a definitive agreement and this condition shall be deemed satisfied with respect to such agreements;

(iv)	certified copies of (i) the constating documents of each of the Vendors and (ii) all resolutions of the shareholders of each of the Vendors, and of their respective boards of directors (if applicable) approving the entering into and/or completion (as appropriate) of the transactions contemplated by this Agreement and the Ancillary Agreements;

(v)	a certificate of status, compliance, good standing or like certificate with respect to each of the Vendors issued by the appropriate government officials of the jurisdiction of incorporation;

(vi)	an opinion of London’s solicitors with respect to the corporate existence and corporate capacity of London in a form acceptable to Purchaser, acting reasonably;

(vii)	the election(s) referred to in Section 2.9; and

(viii)	the certificates referred to in Sections 7.1(a) and 7.1(b).

(g)	Discharge of Security. All secured creditors of the Vendors (other than those which hold Permitted Liens) shall have discharged and released all security and security interests held over the Purchased Assets, other than any Permitted Liens; and

(h)	Material Adverse Effect. Since the date hereof, no Material Adverse Effect shall have occurred.

7.2	Conditions for the Benefit of the Vendors and Parent.

The obligations of the Vendors and Parent to complete the Transactions are subject to the following conditions to be fulfilled or performed prior to the Closing, which conditions are for the exclusive benefit of the Vendors and Parent and may be waived, in whole or in part, on behalf of the Vendors and Parent by Parent in its sole discretion:

(a)	Accuracy of Representations and Warranties. The representations and warranties of Scotland and Commonwealth contained in Sections 5.1(a), 5.1(b)(i), 5.1(c) and 5.1(d) of this Agreement shall be true and correct as of the date hereof and as of the Closing (except, in either case, for such representations and warranties which by their express provisions are made as of an earlier date, in which case, as of such earlier date). The representations and warranties of Scotland and Commonwealth contained in this Agreement (other than those contained in Sections 5.1(a), 5.1(b)(i), 5.1(c) and 5.1(d)), disregarding all qualifications contained therein relating to materiality or material adverse effect, shall be true and correct as of the date hereof and as of the Closing (except, in either case, for such representations and warranties which by their express provisions are made as of an earlier date, in which case, as of such earlier date), except to the extent that the failure of such representations and warranties to be true and correct would not, individually or in the aggregate, have a material adverse effect on Purchaser’s ability to consummate its obligations hereunder; and Scotland and Commonwealth shall have executed and delivered a certificate of an authorized officer to that effect. Upon delivery of such certificate, the representations and warranties of Scotland and Commonwealth contained herein shall be deemed to have been made on and as of the Effective Time with the same force and effect as if made on and as of such date;

(b)	Performance of Covenants. Scotland and Commonwealth shall have fulfilled or complied with all covenants in all material respects contained in this Agreement required to be fulfilled or complied with by them at or prior to the Effective Time; and Scotland and Commonwealth shall have executed and delivered a certificate of an authorized officer to that effect;

(c)	No Injunctions or Restraints; Illegality. No temporary restraining order, preliminary or permanent injunction or other order issued by any court of competent jurisdiction preventing the consummation of the Transactions shall be in effect, nor shall there be any Law that prevents or prohibits the consummation of the Transactions;

(d)	Competition Act Approval. The Competition Act Approval shall have been obtained and shall remain in full force and effect on the Closing and shall not have been rescinded;

(e)	Ancillary Agreements. The Ancillary Agreements shall have been executed and delivered by the parties thereto (other than Parent, Vendors or their respective Affiliates), except as provided in Section 7.2(f)(iii).

(f)	Deliveries. Scotland shall have delivered or caused to be delivered to Parent and the Vendors, jointly or to any one or more of them as directed, the following in form and substance satisfactory to the Vendors acting reasonably:

(i)	the Cash Consideration, in accordance with Section 2.6 and any payments in respect of Transfer Taxes that are payable at Closing as required under Section 2.7;

(ii)	an assignment and assumption agreement in respect of the Assigned Contracts and Assumed Liabilities;

(iii)

the Transitional Services Agreement executed by Purchaser; the Trademark Agreement executed by Scotland or such other of the Affiliates of Scotland which will be using the Trademarks licensed thereunder after the Closing Date; and the Assignment and Assumption of Plans executed by Scotland; provided, however, that in the event that the Parties are unable to agree on the definitive Transitional Services Agreement or Trademark Agreement prior to the Closing, then, as applicable, the terms of such agreement attached hereto shall be deemed to be a binding agreement among the applicable parties until such time as superseded by a definitive agreement and this condition shall be deemed satisfied with respect to such agreements;

(iv)	certified copies of (i) the constating documents of Purchaser and Commonwealth, and (ii) all resolutions of the shareholders of Purchaser and Commonwealth and of their respective boards of directors approving the entering into and completion of the transactions contemplated by this Agreement and the Ancillary Agreements;

(v)	a certificate of status, compliance, good standing or like certificate with respect to Purchaser and Commonwealth issued by the appropriate government officials of the jurisdiction of incorporation;

(vi)	the election(s) referred to in Section 2.9;

(vii)	the purchase exemption certificates referred to in Section 2.10;

(viii)	the certificates referred to in Sections 7.2(a) and 7.2(b); and

(g)	ULC Conversion. The ULC Conversion shall have been completed.

ARTICLE 8

CLOSING

8.1	Date, Time and Place of Closing.

The completion of the Transactions shall take place at the offices of Blake, Cassels & Graydon LLP, 199 Bay Street, Suite 4000, Toronto, ON, on the Closing Date or at such other place, on such other date and at such other time as may be agreed upon in writing between the Parties hereto with effect from the Effective Time.

8.2	Closing Procedures.

Subject to satisfaction or waiver by the relevant Party of the conditions of Closing, on the Closing Date, the Vendors shall deliver actual possession of the Purchased Assets to Scotland and the documents and instruments described in Section 7.1 and upon such delivery Scotland shall pay or satisfy the Cash Consideration in accordance with Article II and deliver the documents and instruments described in Section 7.2. For greater certainty, it shall not be a condition of Closing that Purchaser shall have completed the registration of the registrable transfers of Real Property delivered by the Vendors to Purchaser at Closing.

8.3	Risk of Loss; Insurance.

If, prior to the Effective Time, all or any material part of the Purchased Assets are destroyed or damaged by fire or any other casualty or are appropriated, expropriated or seized by any Governmental Entity, but which does not result in a Material Adverse Effect, the Vendors shall promptly so notify Scotland. Parent and the Vendors shall use their commercially reasonable efforts, and Purchaser shall reasonably cooperate with Parent and Vendors, to obtain all insurance proceeds available from insurers in respect of any casualty loss in respect of the

Purchased Assets that occurs prior to the Effective Time under liability insurance policies maintained by or on behalf of Parent or the Vendors. Parent and the Vendors shall promptly upon receipt of any such proceeds pay over any such amounts to Purchaser, net of the reasonable costs incurred by Parent and the Vendors (including increased premium costs) in connection therewith. Purchaser acknowledges that certain risks are insured by Parent and the Vendors on a “claims made” basis (including employee crime, errors and omissions) and that such insurance coverage will not apply to any claims made following the Effective Time, even if the subject matter of such claim occurred prior to the Effective Time.

ARTICLE 9

TERMINATION

9.1	Termination.

This Agreement may be terminated and the Transactions may be abandoned at any time prior to the Closing:

(a)	by the mutual written consent of Purchaser and Parent; or

(b)	by Purchaser and Commonwealth, on the one hand, or by the Vendors and Parent, on the other hand, if the Closing shall not have occurred on or before the Outside Date; provided, however, that the right to terminate pursuant to this clause (b) shall not be available to any Party whose breach of this Agreement has been a cause of, or resulted in, the failure of the Closing to occur by the Outside Date.

9.2	Procedure and Effect of Termination.

(a)	The Party desiring to terminate this Agreement pursuant to Section 9.1 shall give written notice of such termination to the other Parties in accordance with Section 12.1, specifying the provision hereof pursuant to which such termination is effected.

(b)	In the event this Agreement is terminated pursuant to Section 9.1, this Agreement shall become void and of no effect with no liability on the part of any Party, except that, notwithstanding the foregoing, (i) the indemnity obligations under Section 6.4(a), the non-disclosure and indemnity obligations under Section 6.4(b), and the agreements contained in Section 6.4(d), Section 6.13(b), this Section 9.2, and Article XII shall survive such termination, and (ii) no termination of this Agreement shall relieve any Party of any liability or Damages arising out of, or resulting from, any willful or intentional breach by that Party of this Agreement prior to termination (it being agreed that if the conditions to Closing have been satisfied (or, if applicable, waived by the appropriate Party)), by the Outside Date, any failure by a Party to consummate the transactions contemplated hereby by the Outside Date shall be deemed to constitute a willful and intentional breach of this Agreement without regard to the reasons for such Party’s failure, including, in the case of Commonwealth and Scotland, any failure to have obtained the Financing by the Outside Date.

ARTICLE 10

INDEMNIFICATION

10.1	Indemnification in Favour of Scotland.

From and after the Closing, subject to this Article X, the Vendors and Parent, jointly and severally, shall indemnify and save Scotland and Commonwealth and their respective Affiliates,

shareholders, directors, officers, employees, agents and representatives (collectively, the “Scotland Indemnified Persons”) harmless of and from any Damages suffered by, imposed upon or asserted against any of the Scotland Indemnified Persons as a result of, in respect of, or arising out of, under, or pursuant to:

(a)	any failure of the Vendors or Parent to perform or fulfill any covenant of the Vendors or Parent under this Agreement, including the indemnification covenant in Section 12.3;

(b)	any breach or inaccuracy of any representation or warranty given by the Vendors or Parent contained in this Agreement;

(c)	any non-compliance by the Vendors with the provisions of the Bulk Sales Act; and

(d)	any Excluded Liabilities.

10.2	Scotland Indemnification in Favour of the Vendors.

From and after the Closing, subject to this Article X, Scotland and Commonwealth, jointly and severally, shall indemnify and save the Vendors, Parent, their respective Affiliates, shareholders, directors, officers, employees, agents and representatives (collectively, the “Vendor Indemnified Persons”) harmless of and from any Damages suffered by, imposed upon or asserted against any of the Vendor Indemnified Persons as a result of, in respect of, or arising out of, under or pursuant to:

(a)	any failure of Scotland or Commonwealth to perform or fulfill any covenant of Scotland or Commonwealth under this Agreement, including the indemnification covenants in Sections 2.8, 2.9, 6.4, 6.11, 6.13, 6.15, 11.4, 11.5 and 11.6;

(b)	any breach or inaccuracy of any representation or warranty given by Scotland or Commonwealth contained in this Agreement; and

(c)	the Assumed Liabilities.

10.3	Additional Tax Indemnity.

(a)	Notwithstanding any of the representations and warranties of Parent and the Vendors, Scotland and Commonwealth shall jointly and severally indemnify and save Parent US Group harmless of and from any Excess Foreign Tax Credit.

(b)	The indemnity under Section 10.3(a) shall be computed in accordance with the following assumptions:

(i)	Any capital losses incurred during Parent’s Sale Year and available to Parent in computing its “limitation” under US Tax Code Section 904(a) shall be the lesser of (a) the capital losses actually reflected on Parent’s US federal income Tax Return for Parent’s Sale Year (“Parent’s US Sale Year Return”); and (b) one billion two hundred and fifty million US dollars (US$1,250,000,000);

(ii)	With respect to the Sale Year, Parent US Group would not have been subject to the tax described in Section 55 of the US Tax Code had (a) the Sale Transactions never been consummated; and (b) the loss described in 10.3(b)(i) never been reported on Parent’s US Sale Year Return;

(iii)	The Parent US Group would have reported taxable income on Parent’s US Sale Year Return had (a) the Sale Transactions never been consummated; and (b) the loss described in 10.3(b)(i) never been reported on such Tax Return;

(iv)	The procedure described in paragraph (ii) of the definition of “Distribution of Net Asset Amount” is consummated as described therein;

(v)	The Treaty Assumptions are true;

(vi)	The amount of US FTC carryovers (as determined by US Tax Code Section 904(c)) available to Parent in computing its US federal income Tax liability for Parent’s Sale Year does not exceed thirty-seven million US dollars (US$37,000,000) (or such amount as reflects the amount of any subsequent adjustments by the relevant Tax Authorities or the amount shown on any amended Tax return that takes into account such adjustments); and

(vii)	The remaining Excluded Assets (after repayment of remaining Excluded Liabilities), if any, are distributed by London to US Holdco in the Sale Year, but excluding for this purpose items 2, 3 and 4 in Section 2.2(j) of the Disclosure Letter.

The parties acknowledge that as of the date hereof, the Foreign Source Deductions are estimated to be approximately five hundred million US dollars (US$500,000,000) plus any costs or expenses related to the Sale Transactions; provided, however, that for purposes of computing any Excess Foreign Tax Credit, the actual amount of Foreign Source Deductions reflected on Parent’s US Sale Year Return (or such amount as reflects the amount of any subsequent adjustments by the relevant Tax Authorities) shall govern.

(c)	If after a Tax Indemnity Event Parent determines that an Excess Foreign Tax Credit has arisen in respect of the Tax Indemnity Event, Parent shall promptly deliver written notice of a claim (a “Tax Notice”) in respect thereof to Scotland. The Tax Notice shall provide sufficient detail to enable Scotland to reasonably determine the amount of the Excess Foreign Tax Credit, and, if applicable, shall have attached thereto a copy of any notice of assessment or similar document issued by a relevant Tax Authority which relates to such claim. Within ten (10) Business Days following delivery of such Tax Notice, Scotland shall remit the full amount of the Excess Foreign Tax Credit (without withholding or deduction on account of any Taxes) to Parent by wire transfer of immediately available funds, denominated in USD. If Parent determines that any payment in respect of the Excess Foreign Tax Credit is subject to any additional Tax or withholding or deduction for or on account of Taxes, then the amount otherwise payable under Section 10.3(a) shall be increased by such additional amounts (“Additional Amounts”) as will result in Parent receiving an amount net of such additional Tax or withholding or deduction that is equal to the amount Parent would have received had there been no such additional Tax or withholding or deduction, and in the case of withholding or deduction by Scotland, any amount so withheld or deducted shall be promptly remitted by Scotland to the relevant Tax Authority in accordance with applicable Law. Thereafter, Parent may from time to time notify Scotland in writing of any legal or other professional fees or disbursements payable by any member of the Parent Group in connection with the Excess Foreign Tax Credit, and Scotland shall reimburse Parent for such amounts forthwith upon delivery of each such written notice, and in any event within ten (10) Business Days following such delivery.

(d)	Prior to the filing of any Tax Return that Parent reasonably believes would cause an Excess Foreign Tax Credit, Parent shall use commercially reasonable efforts to give Scotland reasonable advance notice of, and to consult with Scotland regarding, any such Tax Return. Parent agrees to file Parent’s US Sale Year Return in good faith and in a manner that (i) is in conformity with applicable Law, (ii) does not have as its principal purpose the creation or increase of any amount payable by Scotland under Section 10.3(a) and (iii) is not inconsistent with such filings in prior years; provided, however, that items relating to the matters listed on Section 10.3(d) of the Disclosure Letter may be included in Parent’s US Sale Year Return.

(e)	Notwithstanding anything in this Agreement to the contrary, (i) if the cumulative amount of benefit London receives from the utilization of US FTC carryovers generated in the Sale Year during the applicable carry-forward period (as determined by US Tax Code Section 904(c)) exceeds an aggregate of fifteen million US dollars (US$15,000,000), Parent shall pay to Scotland an amount equal to the lesser of (A) the excess of the cumulative amount of benefit London receives from the utilization of US FTC carryovers generated in the Sale Year during the applicable carry-forward period over fifteen million US dollars (US$15,000,000) and (B) the excess of any payment made by Scotland pursuant to Section 10.3(a) over fifteen million US dollars (US$15,000,000), and (ii) if the cumulative amount of additional limitation on US FTCs incurred by London during the applicable carry-forward period (as determined by US Tax Code Section 904(c)) exceeds an aggregate of fifteen million US dollars (US$15,000,000), Scotland shall make additional payments to Parent in an amount equal to the excess of the cumulative amount of additional limitation on US FTCs incurred by London over fifteen million US dollars (US$15,000,000).

(f)	Parent shall have sole control of the conduct of all Tax Matters, including any settlement or compromise thereof. Prior to the conduct of any Tax Matter that Parent reasonably believes would cause an Excess Foreign Tax Credit, Parent shall use commercially reasonable efforts to give Scotland reasonable advance notice of, and to consult with Scotland regarding, any such Tax Matter. If as a result of the Final Resolution of any Tax Matter, the amount of any Excess Foreign Tax Credit previously paid by Scotland to Parent exceeds the amount such Excess Foreign Tax Credit would have been had such Final Resolution been incorporated therein, Parent shall promptly pay to Scotland the amount of such excess plus any interest received by Parent in relation to an Excess Foreign Tax Credit previously paid by Scotland (net of any Taxes payable as a result of the receipt of such refund). If Scotland determines that any payment made by Parent under this Section 10.3(f) is subject to any additional Tax or withholding or deduction for or on account of Taxes, then the amount otherwise payable under this Section 10.3(f) shall be increased by such additional amounts as will result in Scotland receiving an amount net of such additional Tax or withholding or deduction that is equal to the amount Scotland would have received had there been no such additional Tax or withholding or deduction.

(g)	Notwithstanding anything in this Agreement to the contrary, Parent shall not be entitled to recover any Excess Foreign Tax Credit if Parent delivers any Tax Notice to Scotland in respect of such Excess Foreign Tax Credit more than thirty (30) days after the expiration of the applicable statutes of limitations (including any applicable extensions) with respect to any Tax relating to or arising from the Sale Transactions or the distribution of the Excluded Assets. Parent agrees to notify Scotland of any waiver or extension of such statutes of limitations within thirty (30) Business Days of such waiver or extension.

(h)	Parent and Scotland agree to furnish or cause to be furnished to the other, upon request, as promptly as practicable, such information and assistance relating to Taxes, including access to Tax personnel, Books and Records and Tax Records, as is reasonably necessary for the filing of all Tax Returns by Scotland or the Parent Group, the making of any election relating to Taxes, the preparation for any audit by any Tax Authority and the prosecution or defense of any Tax Matter.

(i)	The procedures for indemnification under this Section 10.3 shall be governed by this Section 10.3 and not by Section 10.5.

10.4	Survival and Time Limitations.

(a)	The representations and warranties of the Vendors and Parent contained in this Agreement and in any Ancillary Agreement shall survive the Closing and, notwithstanding the Closing or any investigation made by or on behalf of Scotland, shall continue for a period of eighteen (18) months after the Closing Date and any claim in respect thereof shall be made in writing during such time period, except that:

(i)	The representations and warranties set out in Sections 3.1(a)(i), 3.1(b)(i), 3.1(c), 3.1(d), 4.1(a), 4.1(b)(i), 4.1(c) and 4.1(d) (and the corresponding representations and warranties set out in the certificate to be delivered pursuant to Section 7.1(a)) shall survive and continue in full force and effect forever;

(ii)	The representations and warranties relating to Taxes set out in Section 3.1(w) shall survive and continue in full force and effect until, but not beyond, the expiration of the period, if any, during which an assessment, reassessment or other similar form of recognized document assessing liability for such Taxes may be made against the Vendors. Notwithstanding any other provision of this Agreement, no claim in respect of Taxes may be made by any Scotland Indemnified Person in respect of any representations, warranties or covenants other than those specified in Section 3.1(w); and

(iii)	A claim for any breach by the Vendors or Parent of any of their representations and warranties contained in this Agreement or in any Ancillary Agreement involving fraud or fraudulent misrepresentation may be made at any time subject to applicable limitation periods imposed by Law.

(b)	The representations and warranties of Scotland contained in this Agreement and in any Ancillary Agreement shall survive the Closing and, notwithstanding the Closing or any investigation made by or on behalf of the Vendors and Parent shall continue for a period of eighteen (18) months after the Closing Date and any claim in respect thereof shall be made in writing during such time period, except that:

(i)	The representations and warranties set out in Sections 5.1(a), 5.1(b)(i), 5.1(c) and 5.1(d) (and the corresponding representations and warranties set out in the certificates to be delivered pursuant to Section 7.2(a)) shall survive and continue in full force and effect forever; and

(ii)	A claim for any breach by Scotland of any of its representations and warranties contained in this Agreement or in any Ancillary Agreement involving fraud or fraudulent misrepresentation may be made at any time subject only to applicable periods imposed by Law.

(c)	Each covenant of the Parties contained in this Agreement or in any certificate or other writing delivered pursuant hereto or in connection herewith that by its terms contemplates performance prior to the Effective Time shall continue for a period of eighteen (18) months after the Closing Date and any claim in respect thereof shall be made in writing during such time period. Each other covenant or agreement of the Parties contained in this Agreement or in any certificate or other writing delivered pursuant hereto or in connection herewith that contemplates performance after the Closing shall survive for the time period contemplated for performance.

10.5	Procedure for Indemnification.

(a)	Notice of Claims.

(i)	If an Indemnified Person becomes aware of any act, omission or state of facts that may give rise to Damages in respect of which a right of indemnification is provided for under this Article X, the Indemnified Person must notify the Indemnifying Person, which notice shall specify whether the potential Damages arise as a result of:

(A)	a claim directly by the Indemnified Person against the Indemnifying Person (a “Direct Claim”); or

(B)	a claim made by a Person against the Indemnified Person (a “Third Party Claim”);

as soon as reasonably practicable, provided that the failure to provide such notice as soon as reasonably practicable, to the Indemnifying Person shall not relieve the Indemnifying Person of liability except to the extent that the Indemnifying Person is actually prejudiced by such failure or delay.

(ii)	The Indemnified Person must include in a notice given under clause (i) relevant details then known to the Indemnified Person of the Direct Claim or Third Party Claim, and the events, matters or circumstances giving rise to the Direct Claim or Third Party Claim and an extract of any document that identifies the liability or amount to which the Direct Claim or Third Party Claim relates or other evidence of the amount of the Direct Claim or Third Party Claim, and must after giving such notice keep the Indemnifying Person reasonably informed of all developments in relation to the Direct Claim or Third Party Claim.

(b)	Third Party Claims.

(i)	In the case of a Third Party Claim, the Indemnifying Person shall have the right in its sole discretion to conduct the defence of such Third Party Claim and to accept, compromise or pay, agree to arbitrate, compromise or settle or make any admission or take any action in relation to, such Third Party Claim, provided that the Indemnifying Person shall reimburse the Indemnified Person for the reasonable costs of the Indemnified Person relating to such Third Party Claim and the conduct of any defence of such Third Party Claim.

(ii)	If requested by the Indemnified Person, the Indemnifying Person will provide to the Indemnified Person copies of all pleadings, notices, communications, documentary or other evidence with respect to such Third Party Claim, except where receipt of such documents would waive any claim of privilege by the Indemnifying Person or its legal representative.

(iii)	The Indemnified Person is entitled to, at its own cost and expense, liaise with the Indemnifying Person in relation to the defence of such Third Party Claim, and participate in, but not to determine or conduct, any defence of a Third Party Claim or settlement negotiations with respect to a Third Party Claim unless the Indemnifying Person has in its sole discretion determined to permit the Indemnified Person to defend such Third Party Claim, in which event the Indemnifying Person shall have the right to participate in, but not to determine or conduct, any defence of a Third Party Claim or settlement negotiations with respect to such Third Party Claim.

(iv)	No settlement, resolution or compromise of such Third Party Claim by the Indemnified Person is determinative of the existence or amount of any Damages in respect of such Third Party Claim, unless the Indemnifying Person consents in writing to such settlement, resolution or compromise, which consent must not be unreasonably withheld, delayed or conditioned, and shall be deemed to have been given by the Indemnifying Person to the Indemnified Person unless the Indemnifying Person notifies the Indemnified Person in writing within ten (10) Business Days of a request by the Indemnified Person that it does not give its consent.

10.6	Indemnification Principles and Limitations.

(a)	Notwithstanding anything in this Agreement to the contrary:

(i)	In no event shall the aggregate obligation of (A) the Vendors and Parent to indemnify Scotland Indemnified Persons under Section 10.1(b), or (B) the aggregate obligation of Purchaser and Commonwealth to indemnify Vendor Indemnified Persons under Section 10.2(b), respectively, exceed $600,000,000.

(ii)	No claims for indemnification pursuant to Sections 10.1(b) or 10.2(b) hereof may be made by any Scotland Indemnified Person or any Vendor Indemnified Person, respectively, until the aggregate amount of all Damages for which claims may be made thereunder exceeds $50,000,000, and once such threshold amount has been reached, indemnification shall be made from dollar one.

(b)	In computing any amount payable to a Scotland Indemnified Person or a Vendor Indemnified Person pursuant to the provisions hereunder as a result of, or in connection with, a Damage, the amount payable shall be computed taking into account Tax relief available to such Person in relation to such Damage and any Taxes payable by the such Person as a result of being so indemnified. If any payment made by a Party pursuant to this Agreement is deemed by the Excise Tax Act (Canada) to include GST, or is deemed by any applicable provincial or territorial legislation to include a similar value added or multi-staged tax, the amount of such payment shall be increased accordingly.

(c)

Indemnities under this Article X shall be net of actual recoveries from insurance policies or other third parties. In the event any amounts recovered under insurance policies or other third parties are not received before any claim for indemnification is paid pursuant to this Article X, and thereafter if the Indemnified Person receives any recovery, then the amount of such recovery shall be used to refund any payments made by the Indemnifying Person which would not have been so paid had such recovery been obtained prior to such payment. If the Indemnified Person fails to pursue recoveries under any “incurrence” based insurance policies or other third parties, then the Indemnifying Person shall have the right of subrogation to pursue such insurance policies or third parties and may take any reasonable actions necessary to pursue such rights of subrogation in its name or the name of the party from whom subrogation is obtained. The Indemnified Person shall cooperate with the Indemnifying Person to pursue any such subrogation claim.

(d)	Each Scotland Indemnified Person or Vendor Indemnified Person, as applicable, will take all commercially reasonable steps to mitigate all Damages indemnifiable under this Article X, which steps shall include availing itself of any defenses, limitations, rights of contribution, claims against third Persons and other rights at law or equity and the reasonable costs associated with such steps shall be included in the calculation of Damages in respect of the relevant claim.

(e)	Solely for the purposes of calculating the amount of Damages or other amounts due as a result of any indemnity claim under this Article X based on a breach of a representation or warranty (and not for the purposes of determining a breach thereof), each of the representations and warranties made herein shall be deemed to have been made without the inclusion of limitations or qualifications as to materiality, such as the words “material”, “immaterial” and “in all material respects” or words of similar import (except where any such provision requires disclosure of lists of items of a material nature or above a specified threshold).

(f)	No Party will be liable to any other Party in connection with this Agreement for any consequential, punitive, special, incidental or indirect Damages, including lost profits or multiple-based Damages, other than (x) any such Damages that are awarded to a non-Affiliate third party in connection with a Third Party Claim, (y) lost profits that constitute direct damages, or (z) in connection with any claim of actual fraud. Subject to the foregoing limitation, each Party hereby expressly releases the other Parties, their respective Affiliates, directors, officers, employees, agents and representatives from any such liability.

(g)	Notwithstanding anything contained in this Agreement, any amounts payable pursuant to the indemnification obligations under this Agreement shall be paid without duplication, and in no event shall any Party be indemnified under different provisions of this Agreement (including, for the avoidance of doubt, Section 2.7(d) hereof) for the same amounts.

(h)	Any payment made by any Party pursuant to Section 2.7, 10.1 or 10.2 shall be treated as an adjustment in the equivalent amount to the Purchase Price.

10.7	Exclusivity of Indemnification.

From and after the Closing, the provisions of this Article X are intended to provide the exclusive remedy as to all Damages that any Party hereunder may incur arising from or relating to this Agreement, and subject to and without waiving or limiting the other provisions of this Article X, each Party hereby waives on behalf of itself and its Affiliates, to the fullest extent permitted under Applicable Law, any and all other rights, claims and causes of action it or any of their respective Affiliates may have against any other Party or its Affiliates with respect to the subject matter of this Agreement, whether arising under or based upon any applicable Law (including, for the avoidance of doubt, any claim to rescind this Agreement or any of the Transactions); provided, however, that the foregoing shall not be interpreted to limit the availability of equitable remedies, including specific performance, which may be sought by an indemnitee in connection with a breach of any covenant or agreement contained herein and shall not limit any available remedy for actual fraud.

ARTICLE 11

ADDITIONAL COVENANTS

11.1	Access to Books and Records.

For a period of ten (10) years from the Closing Date or for such longer period as may be required by applicable Law, Scotland shall retain all original accounting Books and Records relating to the Vendors or their Affiliates in respect of the Business for the period prior to the Closing Date, but Scotland shall not be responsible or liable to the Vendors for or as a result of any accidental loss or destruction of or damage to any such Books and Records. If Scotland desires to dispose of any Books and Records before the expiration of such ten year period, it shall be permitted to do so provided that it first offers to provide the Books and Records to the Vendors (or any of them) and such offer has not been accepted. So long as any such Books and Records are retained by Scotland pursuant to this Agreement, the Vendors shall have the reasonable right to inspect and to make copies (at their own expense) of them at any time upon reasonable request during normal business hours and upon reasonable notice for any proper purpose and without undue interference to the business operations of Scotland. Scotland shall have the right to have its representatives present during any such inspection and, if requested by the Vendors, Scotland shall provide access to such employees of Scotland with knowledge of the Books and Records to assist in such investigations.

11.2	Confidentiality.

After the Closing, the Vendors and Parent will and the Vendors shall cause their Subsidiaries to keep confidential and not use for competitive purposes all information in its possession or under its control relating to the Business, unless (a) such information is or becomes generally available to the public (other than as a result of a disclosure by the Vendors or their Affiliates in violation of this Agreement), (b) the disclosure of such information is required by Law, or (c) for the purpose of carrying on business in Canada to the extent that the information relates to business that is not part of the Restricted Business.

11.3	Further Assurances.

From time to time after the Closing Date, each Party shall, at the request of any other Party, execute and deliver such additional conveyances, transfers and other assurances as may be reasonably required to effectively transfer the Purchased Assets and Assumed Liabilities to Scotland or its designated Affiliates and to carry out the intent of this Agreement and any Ancillary Agreement. If any Excluded Entity owns an asset that, if owned by any Vendor, would be a Purchased Asset, the Vendors shall cause such Excluded Entity to execute and deliver such additional conveyances, transfers and other assurances as may be reasonably required to effectively transfer such asset to Scotland or its designated Affiliate. For the avoidance of doubt, none of the Vendors shall be required to transfer any of the assets described in Section 1.1(a) of the Disclosure Letter. Following the Closing, Scotland will reasonably cooperate in returning to the Vendors all documents and property in Scotland’s possession not comprising any of the Purchased Assets or relating to any Assumed Liability.

11.4	Assistance by the Vendors.

(a)	From and after the Closing, with respect to any Assigned Contract, Lease or Authorization for which a Consent has not been obtained prior to Closing, in order that Scotland may realize the full benefit thereof, the Vendors shall, at the expense of Scotland, in the name of the Vendors, unless Scotland otherwise requests or directs, as the case may be, or otherwise as Scotland shall specify:

(i)	hold such Assigned Contracts, Leases, Authorizations and Contractual Rights thereunder in trust for the benefit of Scotland;

(ii)	use commercially reasonable efforts to take all such actions as shall, in the reasonable opinion of Scotland, be necessary or proper in order that the value of such Assigned Contracts, Leases, Authorizations and Contractual Rights thereunder be preserved and enure to the benefit of Scotland, and that the collection of moneys due and payable to Scotland in and under such Assigned Contracts, Leases and Contractual Rights thereunder be received by Scotland;

(iii)	promptly pay over to Scotland all moneys collected by or paid to the Vendors in respect of Accounts Receivable and every such Assigned Contract, Lease and Contractual Rights thereunder;

(iv)	continue to use commercially reasonable efforts to obtain such Consents; and

(v)	transfer to Purchaser or its designee such Assigned Contracts, Leases and Authorizations for which Consents are obtained promptly following the obtaining of such Consents.

(b)	In addition to the foregoing, at the request of Scotland and at Scotland’s expense, if a Consent has not been obtained prior to the Closing for the assignment of a Lease, London shall:

(i)	to the extent such transfer is possible without a Consent, assign or otherwise transfer such Lease to a newly formed subsidiary of London in respect of which London will cause the nominees of Scotland to be appointed as officers (and Parent shall cause such newly formed subsidiary to act in accordance with, and not in contravention of, the provisions of this Section 11.4); and

(ii)	to the extent such agreement is possible without Consent, enter into an agreement providing that Scotland will manage the business carried on from any such leased premises fully to its account and to the complete exoneration of the Vendor Indemnified Persons.

(c)	Scotland shall indemnify and save the Vendor Indemnified Persons harmless of and from any damages suffered by, imposed upon or asserted against any of the Vendor Indemnified Persons as a result of, in respect of, or arising out of, under or pursuant to the arrangements contemplated under this Section 11.4.

11.5	Conduct of the Business Post-Closing.

From and after the Closing, Scotland and Commonwealth shall indemnify and save the Vendor Indemnified Persons harmless of and from any Damages suffered by, imposed upon or asserted against any Vendor Indemnified Person as a result of, in respect of, connected with, or arising out of, under, or pursuant to the ownership, use of operation of the Business following the Closing (including, for the avoidance of doubt, in connection with any arrangements pursuant to Section 11.4), except to the extent such Damages are the subject of Section 10.1.

11.6	Management of Assumed Litigation.

Promptly following the Effective Time, Scotland shall assume at its sole cost and expense, and with the counsel of its choice, the prosecution or defence, as applicable, of all grievances, actions, suits or proceedings, at law or in equity, and all arbitrations, administrative or other proceedings by or before any Governmental Entity by, against or affecting any of the Vendors in respect of the Business or any of the Purchased Assets or Assumed Liabilities, other than those related to Taxes that are Excluded Assets or Excluded Liabilities or any proceedings against the Vendors or any of their Affiliates in respect of the Transaction or the obligations of the Vendors and their Affiliates under this Agreement or any Ancillary Agreement (collectively, the “Assumed Litigation”). Scotland is entitled to take all steps necessary to reflect the transfer or transmission of interest in the Assumed Litigation from the applicable Vendor to Scotland, including by notification of the other parties and judicial authorities in each proceeding in accordance with applicable Law. Scotland will not consent to the entry of any judgment or enter into any compromise or settlement with respect to the Assumed Litigation without the prior written consent of Parent unless such judgment, compromise or settlement (i) provides for the payment by Scotland of money as sole relief for the claimant (to the extent that any payment is required), and (ii) involves no finding or admission of any violation of Law or the rights of any Person and no effect on any other claims that may be made against the Vendors or Parent. Scotland shall keep Parent reasonably informed regarding the status of the Assumed Litigation. To the extent that any Assumed Litigation is not capable of being transferred, or if the transfer of any Assumed Litigation would constitute a breach of any obligation under, or a violation of, any applicable Law, then the applicable Vendor shall: (A) cooperate with Scotland at Scotland’s expense in any reasonable and lawful arrangements designed to provide the obligations and benefits of the Assumed Litigation to Scotland; and (B) enforce, at the request of Scotland and at the expense and for the account of Scotland, any rights of the applicable Vendor under or arising from the Assumed Litigation against any third Person. Scotland shall, from time to time, do and perform any and all acts and execute any and all further instruments and incur any and all further costs and expenses which may be required or which may be reasonably requested by the applicable Vendor or Parent to more fully to effect the purpose of this Section 11.6 and the transfer of the Assumed Litigation hereunder.

11.7	Title Insurance Matters.

The Vendors acknowledge and agree in favour of Purchaser that Purchaser may, in its sole discretion, elect to acquire owner’s and/or lender’s title insurance with respect to all or some of the Real Property at Purchaser’s cost and expense for the Closing (collectively, the “Title Insurance Policies”). In order to facilitate the timely delivery of commitments for the Title Insurance Policies on the Closing Date in a cost effective manner, the Vendors covenant and agree in favour of Purchaser to use their commercially reasonable efforts to co-operate with Purchaser and the title insurers, at Purchaser’s sole cost and expense, in order to facilitate the timely issuance of commitments for the Title Insurance Policies on the Closing Date by: (a) providing information that the title insurer may require that is in the Vendors’ possession and readily available to the Vendors, and (b) having a knowledgeable officer(s) of the Vendors executing and delivering an officer’s certificate (the form and substance of which shall be subject to the approval of the Vendors, acting reasonably) whereby said officer confirms (without personal liability) to the title insurer those aspects of the Vendors’ ownership of the relevant Real Property deemed necessary by the title insurer and to which the Vendors have no reasonable objection. Purchaser acknowledges and agrees that notwithstanding the foregoing, nothing in this Section 11.7 shall in any manner (x) increase or decrease the scope or any other aspect of any of the Vendors’ representations or warranties and/or other obligations contained in this Agreement, (y) result in any Vendor incurring any additional costs (other than the Vendors’ own legal fees and photocopying costs), or (z) constitute a condition to the Closing.

ARTICLE 12

MISCELLANEOUS

12.1	Notices.

Any notice, direction or other communication given under this Agreement or any Ancillary Agreement shall be in writing and given by delivering it or sending it by facsimile or electronic mail addressed:

(i)	To Parent, US Holdco or the Vendors:

c/o Safeway Inc. 5918 Stoneridge Mall Road Pleasanton, CA 94588 USA

Attention:	General Counsel
Telephone:	(925) 467-3858
Facsimile:	(925) 467-3224
Email:	robert.gordon@safeway.com

With copies to their solicitors at:

Latham & Watkins LLP 505 Montgomery Street Suite 2000 San Francisco, CA 94111-6538 USA

Attention:	Scott R. Haber
Telephone:	(415) 391-0600
Facsimile:	(415) 395-8095
Email:	scott.haber@lw.com

and

Blake, Cassels & Graydon LLP 199 Bay Street Suite 4000 Toronto, ON M5L 1A9 Canada

Attention:	Jeffrey R. Lloyd
Telephone:	(416) 863-5848
Facsimile:	(416) 863-2653
Email:	jeff.lloyd@blakes.com

(ii)	To Scotland or Commonwealth at:

Scotland

Sobeys Inc. 115 King Street Stellarton, Nova Scotia B0K 1S0 Canada

Attention:	Paul Jewer
Chief Financial Officer
Phone:	(902) 752-8371
Fax:	(902) 928-1101
Email:	paul.jewer@sobeys.com

Commonwealth

Empire Company Limited 115 King Street Stellarton, Nova Scotia BOK 1SO Canada

Attention:	Paul Beesley
Senior Vice President and CFO
Phone:	(902) 928-1656
Fax:	(902) 928-1723
Email:	paul.beesley@empireco.ca

With a copy to their solicitors at:

Stewart McKelvey Suite 900 Purdy’s Wharf Tower One P.O. Box 997 Halifax, Nova Scotia Canada B3J 2X2

Attention:	James M. Dickson
Telephone:	(902) 420-3308
Facsimile:	(902) 420-1417
Email:	jdickson@stewartmckelvey.com

Any such communication shall be deemed to have been validly and effectively given (i) if personally delivered, on the date of such delivery if such date is a Business Day and such delivery was made prior to 4:00 p.m. (recipient’s time) and otherwise on the next Business Day, or (ii) if transmitted by facsimile or electronic mail on the Business Day following the date of transmission with confirmation of receipt by return facsimile or email. Any Party may change its address for service from time to time by notice given in accordance with the foregoing and any subsequent notice shall be sent to such Party at his or its changed address.

12.2	Time of the Essence.

Time shall be of the essence of this Agreement.

12.3	Brokers.

The Vendors and Parent, jointly and severally, shall indemnify and save harmless Scotland from and against any and all claims, losses and costs whatsoever for any commission or other remuneration payable or alleged to be payable to any broker, agent or other intermediary who purports to act or have acted for any of them. Scotland shall indemnify and save harmless the Vendors and Parent from and against any and all claims, losses and costs whatsoever for any commission or other remuneration payable or alleged to be payable to any broker, agent or other intermediary who purports to act or have acted for Scotland or Commonwealth.

12.4	Announcements.

From and after the date hereof and for a period of two (2) years following the Closing, any press release or public statement or announcement (a “Public Statement”) with respect to the transactions contemplated in this Agreement shall be made only with the prior written consent and joint approval of Scotland and Parent (not to be unreasonably withheld, conditioned or delayed) unless (a) such Public Statement is required by Law or by any stock exchange, in which case the Party required to make the Public Statement shall use its commercially reasonable efforts to allow the other Parties reasonable time to comment on such Public Statement in advance of its issuance, or (b) such Public Statement is substantially similar to a Public Statement that was previously reviewed by the other Parties in accordance with clause (a), in which case the Party required to make the Public Statement shall be permitted to issue the Public Statement without any additional approval by the other Parties.

12.5	Third Party Beneficiaries.

Except as otherwise specifically provided in this Agreement, including Section 10.1 in respect of the Scotland Indemnified Persons and Section 10.2 in respect of the Vendor Indemnified Persons, the Parties hereto intend that this Agreement shall not benefit or create any right or cause of action in, or on behalf of, any Person other than the Parties to this Agreement and no Person, other than the Parties to this Agreement shall be entitled to rely on the provisions of this Agreement in any action, suit, proceeding, hearing or other forum.

12.6	Joint and Several Liability.

Notwithstanding any other provision of this Agreement, (a) each of the Vendors and Parent shall be jointly and severally liable, as a principal and not as a surety, with respect to all of the representations, warranties, covenants, indemnities and agreements of the Vendors and Parent hereunder, and (b) each of Scotland and Commonwealth shall be jointly and severally liable, as a principal and not as a surety, with respect to all of the representations, warranties, covenants, indemnities and agreements of Scotland and Commonwealth hereunder.

12.7	Expenses.

Except as otherwise expressly provided in this Agreement, all costs and expenses (including the fees and disbursements of legal counsel, investment advisers and accountants) incurred in connection with this Agreement, the Ancillary Agreements and the transactions contemplated therein shall be paid by the Party incurring such expenses.

12.8	Amendments.

This Agreement may only be amended, supplemented or otherwise modified by written agreement signed by the Parties.

12.9	Waiver; Remedies Cumulative.

(a)	No waiver of any of the provisions of this Agreement or any Ancillary Agreement shall be deemed to constitute a waiver of any other provision (whether or not similar); nor shall such waiver be binding unless executed in writing by the Party to be bound by the waiver.

(b)	No failure on the part of any Party hereto to exercise, and no delay in exercising any right under this Agreement shall operate as a waiver of such right; nor shall any single or partial exercise of any such right preclude any other or further exercise of such right or the exercise of any other right.

(c)	The rights and remedies of the Parties under or pursuant to this Agreement are cumulative, and no single or partial exercise by a Party of any right or remedy precludes or otherwise affects the exercise of any other right or remedy to which that Party may be entitled.

12.10	Specific Performance.

The Parties agree that irreparable damage would occur in the event any provision of this Agreement were not performed in accordance with the terms thereof or otherwise breached. It is accordingly agreed that the Parties shall be entitled to an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement, in each case without posting a bond or undertaking, this being in addition to any other remedy to which they are entitled at law or in equity. Each of the Parties agrees that it will not oppose the granting of an injunction, specific performance and other equitable relief on the basis that (a) the party seeking such remedy has an adequate remedy at law or (b) an award of specific performance is not an appropriate remedy for any reason at law or equity.

12.11	Entire Agreement.

This Agreement, together with the Disclosure Letter and the Exhibits attached hereto, the Ancillary Agreements, the Confidentiality Agreement (except to the extent superseded hereby), the Joint Defense, Common Interest and Confidentiality Agreement among Parent, London, Commonwealth, Purchaser and their respective competition law counsel, and a Data Protection Agreement between Commonwealth and Parent dated April 2013, constitute the entire agreement between the Parties with respect to the subject matter hereof and supersede all prior agreements, understandings, negotiations and discussions, whether oral or written, of the Parties with respect to the subject matter hereof. Except as specifically and expressly set forth in this Agreement or any Ancillary Agreement, there are no representations, warranties, covenants, conditions, understandings or other agreements, express or implied, collateral, statutory or otherwise, between or among the Parties in connection with the subject matter of this Agreement and the Ancillary Agreements. If there is any conflict or inconsistency between the provisions of this Agreement and the provisions of any Ancillary Agreement, the provisions of this Agreement shall govern.

12.12	Successors and Assigns.

(a)	This Agreement shall become effective when executed by the Parties and after that time shall be binding upon and enure to the benefit of the Parties hereto and their respective successors and permitted assigns.

(b)	Neither this Agreement nor any of the rights or obligations under this Agreement shall be assignable or transferable by any Party without the prior written consent of the other Parties, except that Purchaser shall have the absolute right to assign all or a portion of this Agreement to any Affiliate directly or indirectly wholly-owned by Scotland or Commonwealth, or, subject to Section 2.12, direct that certain assets or rights be conveyed or transferred to one or more such Affiliates, provided that Purchaser shall not be released from, and shall remain jointly and severally liable with any such transferee with respect to, all of its obligations under this Agreement.

12.13	Severability.

If any provision of this Agreement shall be determined by an arbitrator or any court of competent jurisdiction to be illegal, invalid or unenforceable, that provision shall be severed from this Agreement and the remaining provisions shall continue in full force and effect.

12.14	Governing Law.

This Agreement shall be governed by and interpreted and enforced in accordance with the laws of the Province of Ontario and the federal laws of Canada applicable therein. Each Party agrees (a) that any action or proceeding relating to this Agreement shall be brought in any court of competent jurisdiction in the Province of Ontario, and for that purpose now irrevocably and unconditionally attorns and submits to the exclusive jurisdiction of such Ontario court; (b) that it irrevocably waives any right to, and will not, oppose any such Ontario action or proceeding on any jurisdictional basis, including forum non conveniens; and (c) not to oppose the enforcement against it in any other jurisdiction of any order duly obtained from an Ontario court as contemplated by this Section 12.14.

12.15	Counterparts.

The Parties agree that this Agreement may be executed in any number of counterparts and transmitted by facsimile or by electronic mail in portable document format (.pdf) and that the reproduction of signatures in counterpart and by way of telecopier or electronic mail will be treated as though such reproduction were executed originals and each Party undertakes to provide the others with a copy of this Agreement bearing original signatures within a reasonable time after the date of execution.

/Signature pages follow/

IN WITNESS WHEREOF the Parties have executed this Agreement as of the date first written above.

SAFEWAY INC.

By:	/s/ Robert A. Gordon
Its:	Senior Vice President

SAFEWAY NEW CANADA, INC.

By:	/s/ Robert A. Gordon
Its:	Vice President

CANADA SAFEWAY LTD.

By:	/s/ Chuck J. Mulvenna
Its:	President

CANADA SAFEWAY LIQUOR STORES ULC

By:	/s/ Chuck J. Mulvenna
Its:	President

Signature Page to Asset Purchase Agreement

SOBEYS INC.

By:	/s/ Marc Poulin
Its:	CEO

By:	/s/ Paul Jewer
Its:	CFO

EMPIRE COMPANY LIMITED

By:	/s/ Paul Sobey
Its:	CEO

By:	/s/ Paul Beesley
Its:	CFO

Signature Page to Asset Purchase Agreement

LIST OF EXHIBITS AND DISCLOSURE LETTER SECTIONS

Exhibits

Exhibit A	Form of Assignment and Assumption of Plans

Disclosure Letter Sections

Section 1.1(a)	Excluded Entities
Section 1.1(b)	Excluded IP
Section 1.1(c)	Financial Statements
Section 1.1(d)	Other Governmental Approvals
Section 1.1(e)	Permitted Liens
Section 1.1(f)	Real Property Addresses
Section 1.1(g)	Target Net Working Capital
Section 1.1(h)	Working Capital Procedures
Section 1.6	Knowledge
Section 2.1(j)	Authorizations
Section 2.1(k)	Vehicles
Section 2.1(l)	Prepaids
Section 2.1(o)	Other Assets
Section 2.2(b)	Excluded Contracts
Section 2.2(j)	Other Excluded Assets
Section 2.13	Certain Consents
Section 3.1(a)	Jurisdictions
Section 3.1(b)	No Violations (Vendors)
Section 3.1(e)	Conduct of Business
Section 3.1(h)	Material Authorizations
Section 3.1(i)	Title to Purchased Assets
Section 3.1(j)	Condition of Tangible Assets
Section 3.1(k)	Leases; Leasehold Exceptions
Section 3.1(l)	Material Contracts
Section 3.1(m)	Breaches of Material Contracts
Section 3.1(n)	Intellectual Property
Section 3.1(p)	Other Subsidiaries and Affiliates
Section 3.1(s)	Environmental Matters
Section 3.1(t)	Employees
Section 3.1(u)	Employee Plans
Section 3.1(v)	Litigation
Section 3.1(w)	Tax Matters
Section 3.1(x)	Rights of First Refusal
Section 3.1(z)	Insurance Claims
Section 4.1(b)	No Violations (Parent)
Section 6.1	Interim Operations
Section 6.2(b)	Capital Budget
Section 6.10(d)	Allocation Principles
Section 10.3(d)	Sale Year End Tax Return Items
Section A	Terms of Transitional Services Agreement
Section B	Terms of Trademark Agreement

EXHIBIT A

FORM OF

ASSIGNMENT AND ASSUMPTION OF PLANS

(Attached)

ASSIGNMENT AND ASSUMPTION AGREEMENT

RELATING TO THE EMPLOYEE RETIREMENT PLAN OF LONDON AND ITS DOMESTIC SUBSIDIARIES.

(REGISTRATION NO. 0229401)

THIS AGREEMENT is made as of the             day of —, 20—.

BETWEEN:

CANADA SAFEWAY LTD., a corporation governed by the laws of Alberta, (the “Plan Sponsor”)

- and -

SOBEYS INC., a corporation governed by the laws of Nova Scotia, (the “New Plan Sponsor”)

RECITALS:

A.	The assets of the Employee Retirement Plan of London and its Domestic Subsidiaries (Registration No. 0229401), as amended, (the “Plan”) are held by CIBC Mellon Trust Company (the “Funding Agent”) through a Trust and Custodial Services Agreement between London and the Funding Agent as of July 14, 2009, as amended to date, (the “Funding Agreement”);

B.	Sun Life Assurance Company of Canada (“Sun Life”) has issued to the Funding Agent Group Annuity Policy No. 64880-G and Group Annuity Policy No. 64981-G (the “Group Annuity Policies”) in respect of custody, investment and administration services provided by Sun Life in connection with the defined contribution and additional contribution components of the Plan;

C.	The Plan Sponsor and Sun Life are parties to a Service and Fee Agreement (the “Service and Fee Agreement”) dated August 30, 2009 in connection with the services provided to the Plan Sponsor by Sun Life related to the Plan;

D.	The Plan Sponsor, Funding Agent and Sun Life Assurance Company of Canada (“Sun Life”) are parties to an administration agreement dated August 30, 2009 (the “Administration Agreement”) regarding the performance of certain custodial, computational, administrative, recording and reporting duties in respect of the Plan by Sun Life;

E.	The Plan Sponsor assigned to the New Plan Sponsor certain rights under an agreement dated — between the Plan Sponsor, its subsidiaries, Parent, New Plan Sponsor and Commonwealth (the “Transaction Agreement”), pursuant to which certain employees of the Plan Sponsor and its subsidiaries became employees of the New Plan Sponsor [and/or its subsidiaries] effective as of the date hereof;

F.	In accordance with section 6.11(g) of the Transaction Agreement, the Plan Sponsor is hereby assigning to the New Plan Sponsor all of its rights and benefits in respect of the Plan and the Funding Agreement effective as of the Closing Date (as determined in accordance with the Transaction Agreement) and the New Plan Sponsor is hereby assuming all duties, obligations and liabilities of the Plan Sponsor in respect of the Plan and the Funding Agreement effective as of the Closing Date.

THEREFORE, the parties hereto agree as follows:

1.	Assignment and Assumption of the Plan – Effective as of the Closing Date, the Plan Sponsor herby assigns and transfers to the New Plan Sponsor all of the rights and benefits of the Plan Sponsor in respect of the Plan, Funding Agreement, Group Annuity Policies, Service and Fee Agreement, Administration Agreement and all other related documents, contracts and policies applicable to the Plan and the New Plan Sponsor hereby accepts such assignment and transfer and assumes all duties, obligations and liabilities of the Plan Sponsor in respect of the Plan, Funding Agreement, Group Annuity Policies, Service and Fee Agreement, Administration Agreement and all other related documents, contracts and policies applicable to the Plan.

2.	Funding Agreement—The Plan Sponsor agrees to forthwith (i) notify the Funding Agent of the assignment and assumption of the Plan, the Funding Agreement, the Group Annuity Policies and the Administration Agreement, (ii) provide a copy of this Agreement to the Funding Agent, and (iii) arrange for the Funding Agreement, Group Annuity Policies and Administration Agreement to be amended, as necessary and in accordance with its terms, to reflect such assignment and assumption in order that the New Plan Sponsor has the full benefit of the Funding Agreement, the Group Annuity Policies and Administration Agreement as the successor administrator of the Plan.

3.	All Other Agreements – The Plan Sponsor agrees to forthwith (i) notify Sun Life of the assignment and assumption of the Plan, the Funding Agreement, the Group Annuity Policies, the Service and Fee Agreement and the Administration Agreement, (ii) provide a copy of this Agreement to Sun Life, and (iii) arrange for the Funding Agreement, Group Annuity Policies, Service and Fee Agreement and Administration Agreement to be amended, as necessary and in accordance with its terms, to reflect such assignment and assumption in order that the New Plan Sponsor has the full benefit of the Funding Agreement, the Group Annuity Policies, the Service and Fee Agreement and Administration Agreement as the successor administrator of the Plan.

4.	Continuation of Plan - It is hereby acknowledged that nothing in this Agreement shall operate in any way as a discontinuance or wind-up of the Plan, which is hereby confirmed to continue in accordance with the terms thereof or applicable thereto.

5.	Further Assurances - Each party hereto, upon the request of another, agrees to perform such further acts and deliver such further documents as may be reasonably necessary to effectively carry out the terms and intent of this Agreement. The Plan Sponsor will direct the Funding Agent and Sun Life to fully co-operate with the New Plan Sponsor in connection with the preparation of any amendments to the Funding Agreement, Group Annuity Policies, Service and Fee Agreement and/or Administration Agreement required to give effect to the provisions hereof.

6.	Amendment and Enurement - This Agreement may be amended by mutual written agreement of the parties hereto and shall enure to the benefit of and be binding upon the parties hereto and their respective successors (including any successor by reason of amalgamation of any party) and permitted assigns.

7.	Governing Law - This Agreement shall be construed in accordance with the laws of the Province of Alberta and the laws of Canada applicable therein.

8.	Counterparts - This Agreement may be executed and delivered by the parties hereto in separate counterparts including by way of facsimile, each of which when so executed and delivered shall be an original, but all such counterparts shall together constitute one and the same instrument.

9.	Conditional on Closing - This Agreement is subject to, and conditional upon, the completion of the sale of the Plan Sponsor’s business to the New Plan Sponsor in accordance with the Transaction Agreement.

10.	Transaction Agreement - Nothing contained in this Agreement modifies or limits the liabilities and obligations as between the Plan Sponsor and the New Plan Sponsor under the Transaction Agreement.

IN WITNESS OF WHICH the parties hereto have duly executed this Agreement.

CANADA SAFEWAY LTD.

By:
Name:
Title:

SOBEYS INC.

By:
Name:
Title:

ASSIGNMENT AND ASSUMPTION AGREEMENT

RELATING TO THE REGISTERED PENSION PLAN FOR EMPLOYEES OF STORCARE/LONDON

(REGISTRATION NO. 1057173)

THIS AGREEMENT is made as of the             day of —, 20—.

BETWEEN:

CANADA SAFEWAY LTD., a corporation governed by the laws of Alberta, (the “Plan Sponsor”)

- and -

SOBEYS INC., a corporation governed by the laws of Nova Scotia, (the “New Plan Sponsor”)

RECITALS:

A.	The assets of the Registered Pension Plan for Employees of Storcare/London (Registration No. 1057173), as amended, (the “Plan”) are held by Sun Life Assurance Company of Canada (the “Funding Agent”) through Group Annuity Policy No. 79017-G as issued November 28, 2011, as amended to date, (the “Funding Agreement”);

B.	The Plan Sponsor assigned to the New Plan Sponsor certain rights under an agreement dated — between the Plan Sponsor, its subsidiaries, Parent, New Plan Sponsor and Commonwealth (the “Transaction Agreement”), pursuant to which certain employees of the Plan Sponsor and its subsidiaries became employees of the New Plan Sponsor [and/or its subsidiaries] effective as of the date hereof;

C.	In accordance with section 6.11(g) of the Transaction Agreement, the Plan Sponsor is hereby assigning to the New Plan Sponsor all of its rights and benefits in respect of the Plan and the Funding Agreement effective as of the Closing Date (as determined in accordance with the Transaction Agreement) and the New Plan Sponsor is hereby assuming all duties, obligations and liabilities of the Plan Sponsor in respect of the Plan and the Funding Agreement effective as of the Closing Date.

THEREFORE, the parties hereto agree as follows:

1.	Assignment and Assumption of the Plan – Effective as of the Closing Date, the Plan Sponsor herby assigns and transfers to the New Plan Sponsor all of the rights and benefits of the Plan Sponsor in respect of the Plan, Funding Agreement and all other related documents, contracts and policies applicable to the Plan and the New Plan Sponsor hereby accepts such assignment and transfer and assumes all duties, obligations and liabilities of the Plan Sponsor in respect of the Plan, Funding Agreement and all other related documents, contracts and policies applicable to the Plan.

2.	Funding Agreement - The Plan Sponsor agrees to forthwith (i) notify the Funding Agent of the assignment and assumption of the Plan and the Funding Agreement, (ii) provide a copy of this Agreement to the Funding Agent, and (iii) arrange for the Funding Agreement to be amended, as necessary and in accordance with its terms, to reflect such assignment and assumption in order that the New Plan Sponsor has the full benefit of the Funding Agreement as the successor administrator of the Plan.

3.	Continuation of Plan - It is hereby acknowledged that nothing in this Agreement shall operate in any way as a discontinuance or wind-up of the Plan, which is hereby confirmed to continue in accordance with the terms thereof or applicable thereto.

4.	Further Assurances - Each party hereto, upon the request of another, agrees to perform such further acts and deliver such further documents as may be reasonably necessary to effectively carry out the terms and intent of this Agreement. The Plan Sponsor will direct the Funding Agent to fully co-operate with the New Plan Sponsor in connection with the preparation of any amendments to the Funding Agreement required to give effect to the provisions hereof.

5.	Amendment and Enurement - This Agreement may be amended by mutual written agreement of the parties hereto and shall enure to the benefit of and be binding upon the parties hereto and their respective successors (including any successor by reason of amalgamation of any party) and permitted assigns.

6.	Governing Law - This Agreement shall be construed in accordance with the laws of the Province of Alberta and the laws of Canada applicable therein.

7.	Counterparts - This Agreement may be executed and delivered by the parties hereto in separate counterparts including by way of facsimile, each of which when so executed and delivered shall be an original, but all such counterparts shall together constitute one and the same instrument.

8.	Conditional on Closing - This Agreement is subject to, and conditional upon, the completion of the sale of the Plan Sponsor’s business to the New Plan Sponsor in accordance with the Transaction Agreement.

9.	Transaction Agreement - Nothing contained in this Agreement modifies or limits the liabilities and obligations as between the Plan Sponsor and the New Plan Sponsor under the Transaction Agreement.

IN WITNESS OF WHICH the parties hereto have duly executed this Agreement.

CANADA SAFEWAY LTD.

By:
Name:
Title:

SOBEYS INC.

By:
Name:
Title: